ANNUAL REPORT 2008 - 2009

Dear Shareholder,

As I look at the numbers in the current maelstrom, whilst our revenues and profits have been impacted across businesses, in relative terms, measured against the competition, we have stood our ground. The litmus test we apply is: if a down-turn of this magnitude were to persist for some time, would we be the last man standing, which means, will we be the industry player least likely to be affected?

Without doubt, we are facing our toughest challenge, but we will, all the same, be the 'last man standing' once the dust settles down, as the statistics for our various businesses bear out.

We believe that tough times don't last, tough people do. At a time like this, we constantly remind ourselves, that our collective endeavour as an organization is to build businesses for the long haul. In the past too, there have been sharp swings in business cycles - and there will be more of these in the future, though hopefully not of the magnitude and ferociousness we are seeing today. And each time in the past we have come out of the eye of the storm, we have emerged fitter and stronger.

Here, let me mention the role of our values and beli[illegible] always guide us, much like the North Star. Our history and h[illegible] word, stand for trust. Whilst we see a meltdown th[illegible] economies, but equally of governance, I believe tha[illegible] of governance will set us apart, even more, now, a[illegible] investors and employees will appreciate and learn [illegible] between organizations like ours that are honest, ethical, transparent and well-governed, and others, for whom governance is a platitude. This is a huge strength, built over time into our genetic coding. It will always stand us in good stead.


09046355

Yours sincerely,
Kumar Mangalam Birla


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP
ADITYA BIRLA NUVO LIMITED



Mr. G. D. Birla and Mr. Aditya Birla, our founding fathers.
We live by their values.
Integrity, Commitment, Passion, Seamlessness and Speed

THE CHAIRMAN'S LETTER TO SHAREHOLDERS

... contd.



At the business level too, the fundamentals are very strong. Your Company's consolidated revenues stood at USD 2.7 billion (Rs.13,643.2 Crores), up by 15%. Of this, 51% came from the 'Growth' businesses viz., Telecom and Financial Services. The Telecom, Fertilisers, Insulators and Rayon businesses have recorded impressive revenues and earnings. The BPO and the Garments businesses posted a subdued performance, given the troubled times. While in the Life Insurance business, total premium income soared by over 37%, losses have increased driven by the new business strain. Your Company's consolidated net loss stood at USD 86.1 million (Rs. 430.5 Crores).

Your Company has taken major initiatives to ensure profitable growth in the foreseeable future. An in-depth presentation of these steps has been detailed in the Management Discussion and Analysis section, so I will highlight only the key points.

In the **Telecom** business, Idea Cellular Limited ("Idea"), your Company's Joint Venture, has acquired Spice Telecommunications Limited. Idea will soon become a pan India player, with the addition of 6 new service areas by December 2009. Currently, it enjoys a market share of 11% and a subscriber's base in excess of 43 million. It is the fastest growing cellular company in India. Idea raised USD 2 billion (about Rs.100 billion) through strategically

Your Company is confident of meeting short-term challenges of strategic growth initiatives and enhancing its revenues and earnings in the future. Your Management is committed to ensure that the 'Growth' businesses move on to the profitability trajectory at the earliest. Gestating businesses such as Life Insurance, BPO and Garments, will create enormous shareholders value over the medium term.

timed interventions taking itself from a leveraged company to having almost a debt free balance sheet today.

In the **Financial Services** sector, your Company has built scale across the financial services entities, achieving the top five positions in the **Life Insurance** and the **Asset Management** businesses, both garnering over 9% market share. Both these businesses have outperformed industry by a huge margin. While life insurance industry de-grew by 3%, Birla Sun Life Insurance achieved 44% year-on-year growth in new business premium. Likewise, the mutual fund industry de-grew by 7%, yet Birla Sun Life Asset Management attained 31% growth in the average domestic AUM.

Your Company has acquired **a 76% stake in Apollo Sindhoori Capital Investments Limited** ("ASCIL") - a retail broking company. The network of ASCIL and Birla Sun Life Distribution will be leveraged to strengthen the positioning of the financial services business your Company as an integrated and broad based manufacturer and distributor of financial products.

Serious steps have been taken to **turnaround the Garments and the BPO businesses**; through cost optimisation, moving out of high cost sites/stores, restructuring and realigning the businesses in line with the market dynamics. Aditya Birla Minacs has augmented its reach in the domestic market besides capitalising on the Aditya Birla Group's business potential and strengthening its focus on the KPO business to shore up its revenues and earnings.

I believe all of your **'Value' businesses** have a tremendous growth potential. So the emphasis continues to be on profitable capacity expansion. In the **Insulators** business, your Company has expanded its manufacturing capacity by 10,000 tons per annum ("TPA") to reach 48,800 TPA. Besides, the plant for composite insulators was flagged off in March 2009. In the **Carbon Black** business, your Company's 75,000 TPA Greenfield expansion in Patalganga - Western India, is slated to be commissioned by March 2010. In the **Rayon** business caustic soda capacity has been extended by 9,125 TPA. In the **Fertilisers** business, your Company's repositioning itself as a "Complete Agri-solution Provider" has met with an overwhelming response from the half a million farmers whom it services. The **Textiles** business is expanding its presence in the high margin retail segment under the brand 'Linen Club' besides increasing the share of value added products.

Outlook

With these measures your Company is confident of meeting short-term challenges of strategic growth initiatives and enhancing its revenues and earnings in the future. Your Management is committed to ensure that the 'Growth' businesses move on to the profitability trajectory at the earliest. Gestating businesses such as Life Insurance, BPO and Garments, will create enormous shareholders value over the medium term.

I believe our people are our biggest strength. We have further strengthened our endeavour, in these times of a slowdown, to aggressively establish a performance oriented culture that rewards better performance and distinguishes the best performers from the others. I would like to acknowledge all of our performers who deliver results.

The Aditya Birla Group: In Perspective

Today, we manage multinational teams – 1,30,000 employees, comprising 30 nationalities, across 25 countries, anchor our USD 29.2 billion meritocratic conglomerate. Our values – Integrity, Commitment, Passion, Seamlessness and Speed, is the thread that strings us together.

Post our Group being declared the "Best Employer" in 2007 by the Hewitt / Economic Times / Wall Street Study, our brand as an employer continues to grow strongly. More than 8,000 leading professionals from India and globally have teamed up with us.

Our rigorous assessment process, inclusive of Development Assessment Centres, assesses our people early in their career on their potential to hold leadership roles. This way, we have ensured that we have a robust bench strength of talent. We also use short term secondments and long term assignments to develop the capability of our people to work across borders. This year over 1,700 colleagues have been job rotated.

Over 80% of our businesses have participated in a compensation benchmarking exercise this year and we have taken significant corrective and proactive measures to stay competitive and attractive. This positioning will further help us to attract and retain the right talent.

Today, we manage multinational teams – 1,30,000 employees, comprising 30 nationalities, across 25 countries, anchor our USD 29.2 billion meritocratic conglomerate. Our values – Integrity, Commitment, Passion, Seamlessness and Speed, is the thread that strings us together.

Our biggest strength has been an emotional bonding that our employees have with the Group that makes the paradigm of duty truly boundaryless.

We lay great emphasis on continuous learning through our in-house learning university – Gyanodaya. This globally benchmarked institution leverages resources from around the world to meet the development needs of our people. Over a 1,000 executives have taken courses this year. Additionally, more than 14,000 employees spread across the world, from Farmington Hills in USA to Giza in Egypt to Perth in Australia and Renukoot in Uttar Pradesh have used Gyanodaya's E-learning platform called GVC. GVC prides itself in having a course completion ratio of 90%, which is a world benchmark.

As perhaps many of you may be aware we track the organisational climate every two years. We use the Organisational Health Survey (OHS), as the barometer of employee engagement at work. It is conducted by Gallup. Over 22,000 executives, across 17 businesses, spanning 25 countries and 750 cities/interiors participated in the OHS6. The participation level at 94%, according to Gallup, is a benchmark. 83% of the employees surveyed in the OHS6 said that they are proud to be an employee of the Aditya Birla Group and get professional satisfaction working here. 67% of our management employees have clearly emphasised their confidence in the ability of the leaders at various levels to successfully manage the emerging challenges that the Group is facing. Almost three-fourths of our employees (73%) have stated that they would definitely advocate our Group as a place to build a meaningful career.

Going forward, I would like to emphasise that the brand of leadership that we seek to build combines the virtues of professionalism with the commanding power of the mind, heart and soul. The mind which has the intellect to perceive the right from the wrong, the heart which has an emotional bond with the organisation that cannot be severed, and a soul that is indomitable. Our biggest strength has been an emotional bonding that our employees have with the Group that makes the paradigm of duty truly boundaryless.

Best regards,

Your sincerely

Kumar Mangalam Birla

BOARD OF DIRECTORS
Mr. Kumar Mangalam Birla, Chairman
Mrs. Rajashree Birla
Mr. H. J. Vaidya
Mr. B. L. Shah
Mr. P. Murari
Mr. B. R. Gupta
Ms. Tarjani Vakil
Mr. S. C. Bhargava
Mr. G. P. Gupta
Dr. Rakesh Jain
Mr. K. K. Maheshwari
Dr. Bharat K. Singh
Mr. Arun Maira
Mr. Pranab Barua

MANAGING DIRECTOR
Dr. Bharat K. Singh (till 30th June, 2009)

JT. MANAGING DIRECTOR
Dr. Rakesh Jain (till 30th June, 2009)
(Managing Director w.e.f. 1st July, 2009)

CHIEF FINANCIAL OFFICER
Mr. Sushil Agarwal

DY. CHIEF FINANCIAL OFFICER
Mr. Manoj Kedia

COMPANY SECRETARY
Mr. Devendra Bhandari

AUDITORS
Khimji Kunverji & Co., Mumbai
S.R. Batliboi & Co., Mumbai

OTHER BRANCH AUDITORS
K. S. Aiyar & Co., Mumbai
Deloitte Haskins & Sells, Bangalore

SOLICITORS
Mulla & Mulla and Craigie, Blunt & Caroe,
Mumbai

EXECUTIVES

INDIAN RAYON

Mr. K.K. Maheshwari	Business Director
Mr. Rahul Mohnot	President

HI-TECH CARBON*

Dr. Santrupt Misra	Business Head (w.e.f. 1st July, 2009)
Mr. S. S. Rathi	Executive President

MADURA GARMENTS & JAYA SHREE TEXTILES

Mr. Pranab Barua	Business Director
Mr. J. C. Soni	President - Jaya Shree Textiles
Mr. Ashish Dikshit	President - Madura Garments

INDO GULF FERTILISERS**

Mr. S. K. Jain	Sr. President

ADITYA BIRLA INSULATORS**

Mr. Jayant Dua	Chief Executive Officer

BUSINESS PROCESS OUTSOURCING AND SOFTWARE**

Mr. Deepak Patel	Chief Executive Officer

ADITYA BIRLA FINANCIAL SERVICES

Mr. Ajay Srinivasan	Chief Executive - Financial Services Managing Director -Birla Sun Life Insurance Co. Ltd.
Mr. Pankaj Razdan	Dy. Chief Executive - Financial Services

TELECOM

Mr. Sanjeev Aga	Managing Director - Idea Cellular Ltd.

* Dr. Rakesh Jain	Business Director (till 30th June, 2009)
** Dr. Bharat K. Singh	Business Director (till 30th June, 2009)
** Dr. Rakesh Jain	Business Director (w.e.f. 1st July, 2009)

CONTENTS

ADITYA BIRLA NUVO : A UNIQUE CONGLOMERATE


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP
Growth Businesses
Value Businesses
Financial Services
Telecom (27.02%)
BPO (88.28%)
IT Services (76.89%)
Garments
Fertilisers
Carbon Black
Rayon
Insulators
Textiles
Life Insurance (74%)*
Minacs Canada (100%)
Apparel Retail (100%)
Contract Exports (100%)
Asset Management (50%)*
Distribution (100%) Retail Broking (76%)
NBFC Insurance Advisory Private Equity
Represents Subsidiaries
Represents JV's/Associates

* JV with Sun Life Financial, Canada

Note: Percentage figures represent Nuvo's shareholding in its subsidiaries/JV's

Our Vision

"To become a premium conglomerate with market leadership across businesses delivering superior value to shareholders on a sustained basis"

CONSOLIDATED REVENUES MIX


Insulators 7%
Others 2%
Garments 18%
Carbon Black 18%
Life Insurance 9%
BPO & IT 4%
Telecom 2%
Rayon 19%
Textiles 21%
CAGR 41%
Rayon 4%
Insulators 3%
Textiles 4%
Financial Services 30%
Carbon Black 8%
Fertilisers 9%
Garments 8%
BPO & IT 13%
Telecom 21%

Growth Businesses 33% | Value Businesses 67%

Rs. 1,772 Crores in 2002-03

Growth Businesses 72% | Value Businesses 28%

Rs. 13,643.2 Crores in 2008-09

Our Strategy

"To increase the share of 'Growth' businesses in the consolidated revenues by deploying surplus cash generated by 'Value' businesses to nurture 'Growth' businesses"

FINANCIAL HIGHLIGHTS - STANDALONE

	Units of Measurement	2008-09	2007-08	2006-07	2005-06	2004-05	1998-99
PRODUCTION (Quantity)							
Carbon Black	MT	202,076	215,103	182,668	175,080	164,025	63,968
Viscose Filament Rayon Yarn	MT	16,625	17,000	17,669	17,233	16,420	14,685
Caustic Soda	MT	78,574	74,468	67,663	57,051	45,457	17,085
Spun Yarns	MT	9,185	11,261	17,720	19,190	15,445	16,275
Fabrics	'000 Mtrs.	3,646	4,792	5,088	4,646	3,751	6,469
Urea (Merged w.e.f. 1st September, 2005)	MT	1,069,691	880,991	1,028,064	575,646	—	—
Insulators @	MT	32,904	32,921	—	—	—	24,026
SALES (Quantity)							
Garments (Acquired w.e.f. 1st January, 2000)	'000 Nos.	11,754	10,966	10,709	11,104	8,332	—
Carbon Black	MT	203,827	214,617	180,893	175,944	165,095	61,243
Viscose Filament Rayon Yarn	MT	16,792	17,923	17,039	17,380	16,445	13,662
Caustic Soda	MT	77,590	74,441	67,226	56,954	45,920	16,694
Spun Yarns	MT	9,271	11,349	18,357	18,866	15,686	16,483
Fabrics	'000 Mtrs.	4,049	4,710	4,645	4,418	3,593	6,380
Urea	MT	1,072,891	870,305	1,043,565	563,914	—	—
Insulators (Domestic Sales since FY 04-05 to FY 06-07) @	MT	32,561	32,304	7,776	16,245	9,219	23,656

@ Insulators manufacturing unit earlier demerged w.e.f. 1st August, 2002, merged with Aditya Birla Nuvo Limited w.e.f. 1st April, 2007

Rs. Crores

	2008-09 USD Million	2008-09 Rs. Crores	2007-08	2006-07	2005-06	2004-05	1998-99
PROFIT & LOSS ACCOUNT							
GROSS SALES (excluding captive consumption)							
Garments	179.5	897.3	817.9	693.7	615.8	476.1	—
Carbon Black	236.7	1,183.7	941.1	817.7	619.2	501.0	174.7
Viscose Filament Rayon Yarn	72.4	362.1	329.3	308.2	296.3	284.1	266.2
Caustic Soda	32.0	160.1	122.7	111.2	77.6	58.0	8.4
Spun Yarns	90.9	454.5	479.5	513.6	421.7	379.1	232.0
Fabric	19.2	96.2	98.6	98.6	95.4	71.9	62.6
Urea	221.6	1,107.9	695.1	756.7	366.5	—	—
Insulators	88.7	443.6	410.7	112.3	120.4	87.8	185.8
Financial Services (Merged w.e.f. 1st September, 2005)	0.1	0.3	5.3	27.7	31.6	—	—
Others	59.1	295.3	266.2	145.3	141.9	130.2	536.9
Income from Operations	**1,000.2**	**5,001.0**	**4,166.4**	**3,584.8**	**2,786.4**	**1,988.0**	**1,466.6**
Excise Duty	43.0	214.9	213.3	157.4	144.3	127.2	162.1
Net Income from Operations	**957.2**	**4,786.2**	**3,953.1**	**3,427.4**	**2,642.0**	**1,860.9**	**1,304.5**
Operating Expenses	846.5	4,232.5	3,331.9	2,861.2	2,222.1	1,606.4	1,076.3
Operating Profit	**110.7**	**553.7**	**621.2**	**566.2**	**419.9**	**254.4**	**228.2**
Other Income	6.4	32.0	12.7	37.6	23.4	9.7	34.8
Interest and Finance Charges (Net)	51.5	257.4	179.0	171.2	55.8	18.7	56.9
Profit before Depreciation and Tax	**65.7**	**328.3**	**454.9**	**432.6**	**387.6**	**245.4**	**206.1**
Depreciation and Amortisation	33.2	166.0	141.1	120.3	111.8	80.7	90.7
Profit before Exceptional Items and Tax	**32.5**	**162.3**	**313.8**	**312.3**	**275.8**	**164.7**	**115.4**
Exceptional Gain/(Loss)	—	—	0.7	(1.2)	(4.0)	(7.6)	—
Provision for Taxation (Net)	5.0	24.9	71.5	86.1	84.8	43.4	9.3
Net Profit	**27.5**	**137.4**	**243.1**	**225.0**	**186.9**	**113.7**	**106.0**
Dividend (including Dividend Distribution Tax)	8.5	42.4	63.9	58.5	47.6	27.4	30.0
Retained Profit	**19.0**	**95.0**	**179.2**	**166.5**	**139.3**	**86.3**	**76.1**

1 USD = Rs. 50

FINANCIAL HIGHLIGHTS - STANDALONE

Rs. Crores

BALANCE SHEET	2008-09 USD Million	2008-09 Rs. Crores	2007-08	2006-07	2005-06	2004-05	1998-99
Net Fixed Assets	321.0	1,605.0	1,501.6	1,308.1	1,135.5	810.3	1,068.6
Long Term Investments	996.5	4,982.4	3,909.8	3,477.6	1,415.3	618.3	224.7
Current Investments	146.0	730.0	97.5	371.8	260.5	81.3	215.5
Total Investments	**1,142.5**	**5,712.4**	**4,007.3**	**3,849.4**	**1,675.8**	**699.7**	**440.2**
Net Current Assets	296.7	1,483.7	1,458.5	972.9	1,127.6	462.7	569.5
Capital Employed	**1,760.2**	**8,801.1**	**6,967.5**	**6,130.5**	**3,938.9**	**1,972.6**	**2,078.4**
Equity Share Capital #	19.0	95.0	95.0	93.3	83.5	59.9	67.5
Share Warrants $	75.5	377.4	377.4	—	—	—	—
Reserves & Surplus	729.8	3,649.2	3,551.3	3,031.2	2,124.1	1,294.2	1,359.8
Net Worth	**824.3**	**4,121.7**	**4,023.7**	**3,124.5**	**2,207.6**	**1,354.1**	**1,427.3**
Long Term Loans	530.2	2,651.2	1,841.2	1,869.2	972.5	285.3	534.0
Short Term Loans	369.6	1,848.0	902.2	962.7	591.1	207.7	117.0
Total Loan Funds	**899.8**	**4,499.2**	**2,743.4**	**2,831.8**	**1,563.6**	**493.0**	**651.1**
Deferred Tax Liability	36.0	180.2	200.3	174.1	167.7	125.5	—
Capital Employed	**1,760.2**	**8,801.1**	**6,967.5**	**6,130.5**	**3,938.9**	**1,972.6**	**2,078.4**

Capital raised through (a) conversion of 17 Lacs warrants in March 2008 out of 2.05 Crores warrants issued to promoters in February 2008; (b) rights issue in February 2007, and (c) merger of Indo Gulf & Birla Global w.e.f. 1st September, 2005.

$ 10% application money received on remaining 1.88 Crores warrants, each warrant convertible into one equity share @ 2007.45 per share.

RATIOS & STATISTICS	Units	2008-09	2007-08	2006-07	2005-06	2004-05	1998-99
Operating Margin	%	11.6	15.7	16.5	15.9	13.7	17.5
Gross Profit Margin	%	6.9	11.5	12.6	14.7	13.2	15.8
Net Profit Margin	%	2.9	6.1	6.6	7.1	6.1	8.1
Net Sales/Average Capital Employed	x	0.6	0.6	0.7	0.9	1.0	0.6
Interest Cover (EBITDA/Gross Interest)	x	2.0	3.1	3.1	6.5	11.4	2.3
Debt Service Coverage Ratio	x	1.2	1.2	1.2	2.9	6.8	1.9
ROACE (PBIT/Average Capital Employed)	%	5.3	7.5	9.6	11.2	9.7	7.3
ROAE (Net Profit/Average Net Worth)	%	3.4	6.8	8.4	10.5	8.7	7.0
Current Ratio	x	2.9	3.1	3.1	3.3	2.7	3.1
Debt Equity Ratio (Total Debt/Net Worth)	x	1.1	0.7	0.9	0.7	0.4	0.5
Debt Equity Ratio (Long Term Debt/Net Worth)	x	0.6	0.5	0.6	0.4	0.2	0.4
Dividend Per Share	Rs.	4.0 (8 Cents)	5.8	5.5	5.0	4.0	4.0
Dividend Including Tax (as % to Net Profit)	%	30.9	26.3	26.0	25.5	24.1	28.3
EPS (Weighted Average)	Rs.	14.5 (29 Cents)	26.1	25.6	24.5	18.3	15.1
CEPS (Weighted Average)	Rs.	29.7 (59 Cents)	43.9	41.0	38.2	31.0	28.1
Book Value Per Share	Rs.	434 (USD 8.7)	424	335	264	226	212
No. of Equity Shareholders	Numbers	155,497	155,028	164,603	89,287	94,137	155,558
Closing Price as on 31st March - NSE	Rs.	445.0 (USD 8.9)	1,396.2	1,070.9	748.0	402.3	83.3
Market Capitalisation - NSE	Rs. Crores	4,227 (USD Mn 845)	13,265	9,992	6,246	2,409	562
Price Earning Ratio (NSE)	x	30.8	53.6	41.8	30.6	22.0	5.5
Price/Book Value Ratio (NSE)	x	1.0	3.3	3.2	2.8	1.8	0.4
Exports (FOB)	Rs. Crores	636.2 (USD Mn 127.2)	624.3	482.6	460.1	447.4	287.9
Capital Expenditure (Net)	Rs. Crores	268.8 (USD Mn 53.8)	224.8	293.9	197.8	150.9	109.6
Strategic Investments (Net Additions)	Rs. Crores	1,073.1 (USD Mn 214.6)	435.4	2,063.6	791.9	36.7	32.3

1 USD = Rs. 50

FINANCIAL HIGHLIGHTS - CONSOLIDATED

Rs. Crores

PROFIT & LOSS ACCOUNT	2008-09 USD Million	2008-09 Rs. Crores	2007-08	2006-07	2005-06	2004-05	2001-02*
Net Income from Operations							
Life Insurance	748.7	3,743.6	3,710.4	1,930.1	1,559.3	938.0	27.7
Telecom (w.e.f. 1st April, 2002)	578.0	2,890.2	2,135.6	1,421.8	388.3	96.9	—
BPO (Acquired w.e.f. 1st July, 2003)	337.4	1,687.2	1,577.7	1,015.5	163.3	108.2	—
Garments	223.2	1,115.8	1,025.8	830.4	620.6	472.6	381.6
Carbon Black	219.1	1,095.6	863.8	738.9	564.2	467.2	322.8
Fertilisers (Merged w.e.f. 1st September, 2005)	250.0	1,249.8	787.5	785.4	379.4	—	—
Textiles (Spun Yarn & Fabrics)	114.6	573.2	600.3	625.0	527.7	459.0	328.5
Rayon Yarn (Including Caustic Soda & Allied Chemicals)	107.4	537.1	476.0	441.5	385.6	352.0	265.9
Insulators	85.0	424.8	398.9	225.3	249.2	184.5	211.3
Financial Services (Merged w.e.f. 1st September, 2005)	49.9	249.6	197.5	137.5	71.0	—	—
IT Services (w.e.f. 24th October, 2001)	19.1	95.4	101.1	93.6	85.8	82.1	37.7
Others	—	—	—	—	1.0	13.7	54.4
Inter-segment elimination	(3.8)	(19.1)	(13.4)	(10.0)	(4.5)	(3.5)	(12.0)
Net Income from Operations	**2,728.6**	**13,643.2**	**11,861.1**	**8,235.0**	**4,990.8**	**3,170.9**	**1,617.8**
Profit before Interest and Tax	**15.3**	**76.5**	**576.3**	**716.8**	**390.77**	**131.1**	**75.3**
Interest and Finance Charges (Net)	124.8	624.1	425.0	363.3	103.83	36.9	48.7
Profit/(Loss) before Exceptional Items and Tax	**(109.5)**	**(547.6)**	**151.3**	**353.5**	**286.93**	**94.1**	**26.6**
Exceptional Gain/(Loss)	(0.4)	(2.2)	0.7	0.5	(4.04)	(7.6)	1.3
Provision for Taxation (Net)	15.1	75.3	125.9	111.9	94.12	43.8	32.1
Net Profit/(Loss) before Minority Interest	**(125.0)**	**(625.1)**	**26.2**	**242.1**	**188.78**	**42.7**	**(4.1)**
Less: Minority Interest /share in (Profit)/Loss of Associates	(38.9)	(194.6)	(124.6)	(38.8)	(15.27)	(16.0)	(14.2)
Net Profit/(Loss)	**(86.1)**	**(430.5)**	**150.8**	**280.9**	**204.0**	**58.7**	**10.0**

Rs. Crores

BALANCE SHEET	2008-09 USD Million	2008-09 Rs. Crores	2007-08	2006-07	2005-06	2004-05	2001-02*
Net Fixed Assets	1,333.2	6,665.8	5,447.8	3,777.6	2,157.6	1,109.5	891.9
Goodwill on Consolidation	684.5	3,422.6	2,571.0	2,594.9	961.3	185.2	81.1
Non Compete Fee	29.4	147.0	—	—	—	—	—
Life Insurance (Shareholders' & Policyholders' Investments)	1,833.7	9,168.4	6,892.7	4,020.0	2,554.8	1,333.0	28.6
Other Investments	382.8	1,914.0	427.4	523.3	362.1	135.6	306.6
Total Investments	**2,216.5**	**11,082.4**	**7,320.2**	**4,543.4**	**2,916.9**	**1,468.6**	**335.3**
Net Current Assets	518.0	2,589.8	2,252.8	1,750.2	1,017.6	478.4	427.2
Capital Employed	**4,781.5**	**23,907.5**	**17,591.9**	**12,666.1**	**7,053.4**	**3,241.8**	**1,735.5**
Equity Share Capital #	19.0	95.0	95.0	93.3	83.5	59.9	59.9
Preference Share Capital	5.1	25.5	50.0	—	100.2	20.7	—
Share Warrants $	75.5	377.4	377.4	—	—	—	—
Reserves & Surplus (Net of misc. expenditure not written off)	1,079.3	5,396.5	3,510.4	3,026.3	1,914.8	1,034.1	983.9
Net Worth	**1,178.9**	**5,894.4**	**4,032.9**	**3,119.6**	**2,098.5**	**1,114.7**	**1,043.8**
Life Insurance Policyholders' Fund	1,719.4	8,596.9	6,484.7	3,762.0	2,378.4	1,212.3	19.8
Fund for Future Appropriation	25.8	129.0	25.9	0.03	0.03	0.03	—
Secured Loans	1,006.6	5,033.1	4,463.5	4,080.0	1,525.2	699.3	498.7
Unsecured Loans	772.2	3,860.9	2,184.4	1,381.6	839.4	62.2	34.6
Total Loan Funds	**1,778.8**	**8,894.0**	**6,647.9**	**5,461.6**	**2,364.6**	**761.5**	**533.3**
Minority Interest	35.8	179.2	174.4	143.3	43.2	27.6	37.4
Deferred Tax Liability (Net)	42.8	214.0	226.2	179.6	168.7	125.7	101.2
Capital Employed	**4,781.5**	**23,907.5**	**17,591.9**	**12,666.1**	**7,053.4**	**3,241.8**	**1,735.5**

Capital raised through (a) conversion of 17 Lacs warrants in March 2008 out of 2.05 Crores warrants issued to promoters in February 2008 ; (b) rights issue in February 2007, and (c) merger of Indo Gulf & Birla Global w.e.f. 1st September, 2005.

$ 10% application money received on remaining 1.88 Crores warrants, each warrant convertible into one equity share @ Rs. 2007.45 per share.

RATIOS & STATISTICS	Unit	2008-09	2007-08	2006-07	2005-06	2004-05	2001-02 *
Operating Margin	%	5.7	9.3	13.8	12.3	8.2	9.6
Net Margin	%	(3.2)	1.3	3.4	4.1	1.9	0.6
Net Sales/Average Capital Employed	x	0.7	0.8	0.8	1.0	1.1	0.9
Debt Equity Ratio (Total Debt/Net Worth)	x	1.5	1.6	1.8	1.1	0.7	0.5
Interest Cover (EBITDA/Gross Interest)	x	1.1	2.3	2.9	5.3	6.3	2.4
ROACE (PBIT/Average Capital Employed)	%	0.6	5.8	10.6	11.7	6.8	4.4
ROAE (Net Profit/Average Net Worth)	%	(8.7)	4.2	10.8	12.7	5.4	0.6
EPS (Weighted Average)	Rs.	(45.7)	16.0	32.0	26.1	9.1	1.6

1 USD = Rs. 50

* The Company started reporting consolidated results from FY 2001-02.

ECONOMIC OVERVIEW

The financial year 2008-09 was marked with the advent of recession across the economies around the world coupled with liquidity and credit crisis which led to extreme volatility in the financial markets and the commodity prices. Indian industry has been impacted by these macro-economic factors, especially during the second half of the year, although the extent was milder compared to the developed economies. Despite the global economic slowdown, India's gross domestic product ("GDP") managed to grow at 6.7% which remains one of the highest growth rates in the world.

STRATEGIC MOVES

Your Company continued to pursue distinct strategic initiatives across its businesses to fortify their presence and build a strong foundation for future growth, in line with its vision **'to become a premium conglomerate with market leadership across businesses delivering superior value to shareholders on a sustained basis':**

- With the acquisition of Spice Communications Limited ("Spice") that operated in Punjab and Karnataka service areas and with the roll out of operations in Mumbai, Orissa and Bihar (including Jharkhand), Idea Cellular Limited ("Idea") extended its operations to 16 service areas. Spice will be merged with Idea after receiving the court order.
- Besides gaining significant market share in the Life Insurance and the Asset Management businesses, your Company expanded its footprint in the financial services space (a) with the acquisition of 76% stake in Apollo Sindhoori Capital Investments Limited ("ASCIL") — a retail broking company, and (b) with an entry in the private equity business.
- Your Company bought the balance 50.01% stake in Birla Sun Life Distribution Company Limited ("BSDL"). Consequently, BSDL became its wholly owned subsidiary w.e.f. 31st March, 2009. BSDL along with ASCIL will provide a common distribution platform to the financial services businesses of your Company to strengthen its position as an integrated and broad based manufacturer and distributor of financial products.
- Your Company launched two new apparel retailing concepts during the year. Five family stores were opened under the brand 'Peter England People' catering to menswear, womenswear as well as kidswear segments. One men's exclusive store was launched under the brand 'The Collective' offering various reputed international brands under one roof.
- The BPO business is expanding its delivery capacities in India to serve the growing telecom and financial services sectors.
- To integrate IT services business as a back end solution provider for the BPO business, PSI Data Systems has been de-listed from stock exchange after getting required approvals.
- To capture the power sector growth, your Company has expanded the manufacturing capacity of porcelain insulators by 10,000 tons per annum ("TPA") in April 2009 to reach a total capacity of 48,800 TPA, besides foraying in composite insulators. Both are currently under trial run.
- The Rayon business raised its caustic soda manufacturing capacity from 225 tons per day ("TPD") to 250 TPD in December 2008.
- The Carbon Black business is targeting to expand its capacity by 75,000 TPA by March 2010.
- As a significant step towards future growth, the Fertilisers business has repositioned itself as a 'Complete agri-solution provider', offering farmers a wide range of products and services right from sowing to harvesting.
- To enlarge size of high margin retail segment, the Textiles business launched nine exclusive brand outlets under the brand 'Linen Club', without incurring any capital expenditure under the buy and sell mode.

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED FINANCIAL PERFORMANCE

Rs. Crores

Profit and Loss Account	2008-09	2007-08
Net Income from Operations	**13,643.2**	**11,861.1**
Other Income	167.3	74.3
Operating Profit (PBDIT)	**772.5**	**1,101.3**
Net Interest	624.1	425.0
Depreciation	695.9	524.9
Profit/(Loss) before Tax and Exceptional Items	**(547.6)**	**151.3**
Exceptional Gain/(Loss)	(2.2)	0.7
Profit/(Loss) before Tax	**(549.8)**	**152.0**
Provision for Taxation (Net)	75.3	125.9
Net Profit/(Loss) before Minority Interest	**(625.1)**	**26.2**
Less : Minority Interest	(194.6)	(124.6)
Net Profit/(Loss) after Minority Interest	**(430.5)**	**150.8**

Balance Sheet	2008-09	2007-08
Net Worth	**5,894.4**	**4,032.9**
Total Debts	**8,894.0**	**6,647.9**
Minority Interest	179.2	174.4
Deferred Tax Liability	214.0	226.2
Capital Employed	**15,181.6**	**11,081.3**

Your Company's consolidated net income from operations ("Revenues") registered 15% year-on-year growth. The Telecom, Life Insurance, Carbon Black, Fertilisers and Garments businesses were the major contributors. Revenues from its subsidiaries and joint ventures, where your Company has made substantial investments in the past, grew by 12% from Rs. 7,908 Crores in the previous year to Rs. 8,857 Crores. The 'Growth' businesses contributed 72% to the consolidated revenues.

Consolidated Revenues (Rs. Crores)


13,643.2
11,861.1
15%
FY 07-08
FY 08-09

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Investment phase of the 'Growth' businesses coupled with the impact of economic slowdown on few businesses constrained profitability

While the Company grew its consolidated revenues, profitability was strained due to:

- The gestating impact of the growth initiatives bunched together, viz.,
  - Launch of new service areas in the Telecom business,
  - Launch of large format 'Peter England People' and 'The Collective' stores besides opening more than 90 exclusive brand outlets in the Garments business, and
  - Capital infusion to fund the growth of the Life Insurance business and investments made for the acquisition of ASCIL.
- Growing size of new business premium in the Life Insurance business:
  - In accordance with the accounting policy in the life insurance business, all costs relating to the acquisition of new customers are charged as an expense in the year in which they are incurred, whilst premium income accrues over the policy premium paying period. Therefore, the expenses incurred in relation to the new business premium typically exceed the income received from such premium during the first year.
- The global economic slowdown impacting Indian industry and few of the businesses of your Company as well:
  - The carbon black industry was affected by the sharp volatility in the crude oil prices and slowdown in demand from the tyre industry.
  - The domestic garments industry witnessed lower consumer footfalls and higher discounting while garments exports industry faced forex loss and weak order flow.
  - The BPO business of your Company was impacted by the site closure costs and forex loss. To achieve savings in overheads through sites rationalisation, three sites were consolidated in Canada by shifting their business to more cost effective sites.

As a result, your Company reported a consolidated net loss of Rs. 430.5 Crores against consolidated net profit of Rs. 150.8 Crores attained in the previous year.

While with the continuous pursuit of the strategic initiatives, your Company is well positioned to emerge stronger in the long run; it has initiated various measures to meet the short term challenges laid down by the slowdown:

- Your Company has re-aligned its capital expenditure plans to match the growth outlook. In the Life Insurance and the Garments businesses, thrust is on achieving improved sales from existing distribution set up. Besides these, project activities for Greenfield expansion in the Carbon Black business will be re-aligned to match commencement of production with the demand revival.
- Your Company has initiated tight working capital management and cost control measures across the businesses.

The business-wise performance and outlook follows.

GROWTH BUSINESSES

TELECOM (IDEA CELLULAR LIMITED)

Rs. Crores

		2008-09	2007-08
Subscribers (Nos. in Millions)	13 service areas	38.89	24.00
	Punjab & Karnataka	4.13	—
		43.02	24.00
Pan India Market Share (%)		11.0%	9.2%
Net Income from Operations		10,125.2	6,720.0
PBDIT		3,049.6	2,375.7
PBIT		1,645.7	1,498.8
PAT		900.9	1,042.3
Capital Employed		22,745.1	10,060.0
ROACE (%)		10.0%	18.2%
Nuvo's Investment		2,355.8	2,355.8
Nuvo's shareholding at the year end (%)		27.02%	31.78%

Moving towards Pan India Presence

Idea Cellular Limited ("Idea") took a big leap towards achieving Pan India presence. With the acquisition of 41.09% stake in Spice Communications Limited ("Spice"), Idea added Punjab and Karnataka service areas during the year. Idea has consolidated the financial operations of Spice at 41.09%, w.e.f. 16th October, 2008. Spice will be merged with Idea subject to the court order and other approvals.

Idea launched operations in Mumbai, Bihar (including Jharkhand) and Orissa service areas in August 2008, October 2008 and April 2009 respectively. Currently operating in 16 service areas and with spectrum allocated for remaining service areas, Idea is targeting to achieve Pan India presence through planned roll out of remaining six service areas by the end of the calendar year 2009.

Financial Position Strengthened

In August 2008, Idea garnered a sum of Rs. 7,294.5 Crores through issue of 464.73 million equity shares to TMI Mauritius Limited ("TMI") at a price of Rs. 156.96 per share. Consequently, the shareholding of your Company in Idea got reduced to 27.02% from earlier 31.78%. The Aditya Birla Group of companies including your Company now own 49.13% stake in Idea.

Idea, through its subsidiary Aditya Birla Telecom Limited ("ABTL") entered into a joint venture agreement with Bharti Infratel Limited and Vodafone Essar Limited in a ratio of 16:42:42 respectively, to form Indus Towers Limited, a company which will offer passive infrastructure services in 15 service areas in India to telecom operators. In December 2008, an affiliate of Providence Equity Partners invested Rs. 2,098 Crores in ABTL by way of subscription to compulsory convertible preference shares.

Cash inflows from TMI & Providence deals will act as a cushion for financing roll out in the remaining service areas, expansion in the existing service areas and participating in the proposed 3G spectrum auction. As on 31st March, 2009, the net debt to equity ratio (net of cash and cash equivalents of Rs. 5,131.6 Crores) stood at 0.27.

Performance Review

Idea, one of the largest cellular operators in India, added more than 19 million subscribers to reach 43.02 million subscribers (including Punjab and Karnataka service areas) as on 31st March, 2009. Idea improved its all India market share considerably from 9.2% to 11%. In terms of combined subscribers base in its eight established service areas — Andhra Pradesh, Delhi, Gujarat, Haryana, Kerala, Madhya Pradesh & Chattisgarh, Maharashtra & Goa, and Uttar Pradesh (West) — Idea ranks second with 19.5% market share that truly reflect its brand strength. (Source: TRAI, www.trai.gov.in)

Idea's net income from operations grew significantly by 51% supported by growth in its subscribers' base. Operating profit (PBDIT) rose by 28% despite start-up losses and brand promotion costs in Mumbai and Bihar (including Jharkhand) service areas. Depreciation and interest costs increased substantially due to new roll outs, expansion in existing service areas and proportionate consolidation of Spice and Indus Towers; the full benefit of which will accrue going forward with the increase in subscribers' base, revenues and profitability. As a result, the net profit decreased to Rs. 900.9 Crores vis-à-vis Rs. 1,042.3 Crores earned in the last year. Return on average capital employed ("ROACE") is lower at 10% due to heavy capital employed towards new roll outs and spice acquisition; the full benefit of which will accrue in the coming years.

Outlook

The outlook for the telecom sector continues to be positive. The Indian Cellular industry reached 391.76 million subscribers as on 31st March, 2009, growing year on year by 50%, one of the fastest growth rates in the world. India, being the second largest population centre and the second largest wireless network after China, has a potential to grow rapidly in the telecom sector considering lower tele-density in India at 36.98%. (Source: TRAI, www.trai.gov.in)

Idea is targeting to become a Pan India player by the end of the calendar year 2009. With a strengthened balance sheet, Idea is well positioned to fund its growth plans and participate in 3G auction. Pan India presence will drive economies of scale and operational synergies for Idea, which is equipped to emerge competitively stronger in the years to come.

FINANCIAL SERVICES

The financial services sector in India has high growth potential. A fast growing economy, large population, growing middle class, high rate of savings, low penetration and increasing awareness towards financial planning is expected to fuel the growth of the savings, protection and investment products in India. Besides this, the growth in income of households, particularly in tier II and III cities, offers ample scope for financial services products.

The Financial Services business of your Company is not only improving its market positioning in existing business segments, but also expanding its footprint in new business segments with a vision **to become a leader and role model in the financial services sector with a broad based and integrated business.** Currently, your Company is operating in business segments such as Life Insurance, Asset Management, Non-Banking Financial Services, Private Equity, Retail Broking, Wealth Management and Insurance Advisory. In each of these businesses, our aim is to improve market share by building distribution reach, offering innovative products and services, creating a unique customer service experience and strengthening management teams.

LIFE INSURANCE (BIRLA SUN LIFE INSURANCE COMPANY LIMITED)

Rs. Crores

	2008-09	**2007-08**
Branches (Nos.)	600	339
Direct Selling Agents ('000)	166	115
Assets Under Management (AUM)	9,168.4	6,892.7
Market Share amongst Private Players (%)	9.0%	6.6%
New Business Premium Income	**2,823.9**	**1,965.0**
– Individual Business	2,480.8	1,741.0
– Group Business	343.2	224.0
Renewal Premium	**1,753.7**	**1,307.2**
Less: Reinsurance Ceded and Service Tax	(163.3)	(49.1)
Total Premium Income	**4,414.3**	**3,223.1**
Net Income from Operations	3,743.6	3,710.4
PAT	(702.1)	(445.3)
Equity Share Capital	1,879.5	1,274.5
Nuvo's Investment	1,481.1	944.6

Gaining Significant Market Share

Birla Sun Life Insurance Company Limited ("BSLI") ranked 5th in India with a market share of 9% amongst the private players in terms of weighted new received premium ("WNRP"). Its market share has grown strongly from 6.6% last year. During the year, while life insurance industry de-grew by 3% and private life insurers grew by 6%, BSLI posted 44% rise in WNRP, achieving the second highest growth rate amongst the top ten life insurers in the industry. (Source: IRDA, www.irdaindia.org)

Performance Review

BSLI completed a successful 9th year of operation amidst a challenging economic environment where the life insurance industry de-grew in terms of new business premium for the first time since the sector was opened up for private players. BSLI had started the financial year with a clear focus on augmenting the agency reach, building-up alternate channel and launching innovative products to optimise its product suite. It also focused on building people and technology related infrastructure to support the sales growth.

Driven by these initiatives, BSLI achieved 44% rise in new business premium income. BSLI opened 261 new branches to reach 600 branches across about 500 cities and added more than 50,000 direct selling agents to reach over 166,000 agents. Alternate channel relationships grew from 229 in March 2008 to 426 in March 2009. BSLI extended its competitive product offerings through launch of health plan, pension plan and traditional life plan. To offer optimum returns amidst volatile equity market conditions, BSLI launched Platinum Plus-II Fund and Income advantage fund. Products launched during the last one and a half year have contributed a significant share in the new business premium.

BSLI also focused on consistent fund performance and superior portfolio quality. Majority of its equity AUM as well as debt AUM is invested in fundamentally strong large caps and highest rated instruments respectively. All funds of BSLI have performed better than their internal benchmarks, thus fetching better returns against competition.

BSLI achieved the unique distinction of attaining 'zero percent' claims outstanding ratio, that means, 100% of all the claims intimated in the reporting fiscal have been processed. This is a live example of its 'Customer First' approach and clearly speaks of the strong system & processes it has set in.

A capital of Rs. 725 Crores was infused in BSLI during the year to fund its growth, out of which your Company's share at 74% is Rs. 536.5 Crores.

Consequent to the growing size of new business premium and expansion of distribution channel, net loss increased during the year. As per the accounting policy, the cost of acquiring new business is charged as expense in the first year itself, while premium income accrues over the premium paying period.

Outlook

India remains one of the fastest growing markets in the world in the life insurance sector supported by long term economic growth, lower penetration levels, high savings rate and rising awareness amongst the population on the need of life insurance. The marketing efforts by life insurers are increasing market size through mass education. The ratio of life insurance premium to GDP in India is currently about 4% which is much lower compared to 6% to 8% in developed countries. Specifically, the Indian health insurance market is in its infancy. India will also need to provide for an ageing population in the medium term, with barely 11% of the estimated working population in India eligible for formal old-age social security benefits.

BSLI is well positioned to capitalise on these opportunities with a vision to be among top 3 life insurers. It will re-align its future branch openings to match the growth outlook and devise newer channels to achieve sustainable growth in future. BSLI also aims to optimise its product mix through launch of contemporary products to suit market conditions and build quality assets. It will also strengthen its information technology platform to support growth. Further, it plans to achieve excellence in areas related to persistency, brand saliency, customer experience, risk management and compliance.


ESTABLISHED 1744
Allen Solly
NOTTINGHAM • ENGLAND

ASSET MANAGEMENT (BIRLA SUN LIFE ASSET MANAGEMENT COMPANY LIMITED)

Rs. Crores

	2008-09	2007-08
Branches (Nos.)	115	78
Investors Folios (Nos. in Lacs)	22.6	18.9
Financial Advisors ('000)	28.6	17.8
Market Share (%)	9.5%	6.8%
Average Assets under Management		
Equity	4,607	7,525
Debt and Liquid	42,489	28,381
Domestic	**47,096**	**35,906**
Offshore (Equity)	1,265	2,489
PMS	287	16
	48,649	**38,411**
Net Income from Operations	177.9	119.3
PBIT	15.8	4.2
PAT	7.9	2.8
Capital Employed	92.1	84.2
ROACE (%)	17.9%	5.1%

Improved Market Positioning

Birla Sun Life Asset Management Company Limited ("BSAMC") ranked 5th in India with 9.5% market share as at 31st March, 2009, in terms of domestic average Assets Under Management ("AUM") up from 6.8% as at 31st March, 2008. Industry's domestic average AUM de-grew year on year by 7% largely due to down-turn in equity markets and redemption pressure in debt schemes due to tight liquidity conditions prevalent for some part of the year. Domestic average AUM of BSAMC grew year-on-year by 31% achieving the highest growth rate amongst the top five asset management companies. (Source: AMFI, www.amfiindia.com)

The average AUM for offshore equity funds and Portfolio Management Services ("PMS") stood at Rs. 1,265 Crores and Rs. 287 Crores, respectively, as on 31st March, 2009.

Performance Review

BSAMC achieved 49% year-on-year growth in net income from operations in line with the growth in average AUM. Despite being impacted by interest costs incurred on temporary borrowings to meet redemptions in October 2008 per se, net profit rose to Rs. 7.9 Crores and ROACE to 17.9%.

To enhance its competitive strength, BSAMC expanded its distribution network to reach 115 branches and over 28,600 financial advisors as on 31st March, 2009. The investor's base grew from 18.9 lacs folios to 22.6 lacs folios.

BSAMC became the first company to be adjudged as 'Mutual Fund House of the Year' by CNBC TV 18 – Crisil for the second time in a row in 2009. This reflects the strength of investment performance amidst both economic up-cycle last year as well as down-turn in the reporting financial year. It was also awarded 'Mutual Fund House of the Year – Debt' by CNBC TV 18 – Crisil and 'Star Fund House of the Year – Debt' by ICRA in 2009. It has also won 'India Onshore Fund House' award by Asian Investor in 2009. It was a runner up in 'Best Mutual Fund House' category by Outlook Money NDTV Profit Awards – 2008. Additionally, it won eight ICRA awards - 2009, three CNBC TV 18 – CRISIL awards – 2009 and four Lipper awards – 2009 for consistent fund performance across various asset classes.

Outlook

The long term growth outlook of the Indian economy coupled with increasing household financial savings and increasing awareness and preference towards mutual funds with the help of professional fund management augurs well for the mutual fund industry.

As your Company aspires to be among the top 3 asset management companies, BSAMC will continue to augment relationships across channels besides launching innovative products and enhancing brand loyalty through consistent returns as well as superior customer service. BSAMC also aims to increase share of high margin equity and PMS AUM along with expanding its footprint in overseas markets and the real estate arena.

RETAIL BROKING (APOLLO SINDHOORI CAPITAL INVESTMENTS LIMITED)

Your Company acquired a 76% stake in Apollo Sindhoori Capital Investments Ltd. ("ASCIL"), a retail broking company in February-March 2009. ASCIL is one of the larger brokerage houses in India with about 14 years of experience. ASCIL has a scalable business model based on a strong technology backbone and a wide product mix which includes trading facility in equity and derivative segments on the NSE (National Stock Exchange of India Limited) and the BSE (Bombay Stock Exchange Limited), trading facility in commodity segment through a subsidiary, depository participant services of National Securities Depository Ltd. and Central Depository Services India Limited at major locations, online bidding for IPOs and distribution of Mutual Funds. ASCIL serves over 175,000 customers through a nation-wide branch network of about 240 own and 840 franchisee branches. ASCIL provides your Company an opportunity to capitalise on its nation-wide reach and derive synergies through cross selling.

Performance Review

Consolidated net income from operations of ASCIL decreased from Rs. 122.2 Crores to Rs. 83.3 Crores due to slow-down in retail broking activities given the stock market turbulence. It reported net profit of Rs. 1.2 Crores compared to Rs. 21.4 Crores attained in the previous year. Financial operations of ASCIL have been accounted for in the consolidated financial statements of your Company w.e.f. 6th March, 2009, when it became your Company's subsidiary.

Outlook

Currently, only around 5 per cent of the total Indian households invest in equities. With the optimistic long term outlook for Indian financial markets and increased participation of Indian households, there is a large scope for brokerage houses.

DISTRIBUTION (BIRLA SUN LIFE DISTRIBUTION COMPANY LIMITED)

Rs. Crores

	2008-09	2007-08
Branches (Nos.)	44	36
Assets Under Advice	9,525	12,242
Net Income from Operations	21.1	37.5
PBIT	(8.8)	3.9
PAT	(9.1)	2.7
Net Worth	4.8	13.9

In a strategic move, your Company acquired 50.01% stake in Birla Sun Life Distribution Company Limited ("BSDL") owned by Sun Life (India) Distribution Investments Inc. in March 2009. BSDL became a wholly owned subsidiary of your Company w.e.f. 31st March, 2009. The move aims at leveraging BSDL and ASCIL as a common distribution platform to strengthen the position of financial services business of your Company as an integrated and broad based manufacturer and distributor of financial products.

Performance Review

The assets under advice of BSDL de-grew largely due to the economic down-turn and ensuing lesser demand for financial products. As a result, its net income from operations de-grew and profitability impacted during the year. BSDL has invested significantly in the people, process and technology related infrastructure which also strained bottom-line. It has expanded its distribution network to 44 branches with over 4,500 channel partners.

Outlook

The long term outlook for the wealth management sector portends well supported by high financial savings coupled with the increasing preference towards investment with the help of professional advisors.

With a vision to be amongst the top 5 players in the wealth management space, BSDL's thrust will be on leveraging the expanded set up of its own as well as the branch network of ASCIL.

OTHER FINANCIAL SERVICES (BIRLA GLOBAL FINANCE COMPANY LIMITED AND BIRLA INSURANCE ADVISORY AND BROKING SERVICES LIMITED)

Rs. Crores

	2008-09	2007-08
Birla Global Finance Company Limited (BGFCL)		
Net Income from Operations	120.3	97.0
PAT	29.6	22.7
Net Worth	211.2	200.3
Nuvo's Investment	127.6	102.6
Birla Insurance Advisory & Broking Services Limited (BIASL)		
Net Income from Operations	16.5	10.6
PAT	4.8	3.2

Performance Review

BGFCL, a wholly owned subsidiary of your Company, is amongst the leading Non-Banking Financial Companies (NBFCs) in India in IPO financing, Corporate Bills discounting and Loan against securities segment. During the year, BGFCL posted a commendable performance amidst testing economic scenario. Its net income from operations grew by 24% and net profit rose by 31% despite sluggish IPO financing market. Better performance in the 'Loan against Securities' segment supported growth. BGFCL achieved a net profit margin of 25%.

BIASL has carved a leadership position for itself in the general insurance broking space and has performed well amidst the challenging business environment. With the removal of cap on discount for premium rates, most of the general insurance companies started offering huge discounts. Despite resultant drastic reduction in premium rates, BIASL placed a business of over Rs. 170 Crores for the year with several general insurance companies on behalf of its clients compared to Rs. 127 Crores placed during the last year. Supported by this, BIASL posted significant growth in revenues and profitability and achieved net profit margin of 29% during the year.

Outlook

Increased volatility in the capital markets has slowed the pace of new public offerings. This should revive soon with companies approaching the capital markets to meet their long term fund requirements. The long term prospects of the financial services sector remain optimistic.

BGFCL will drive its growth momentum by expanding its operations with a vision to be amongst top 5 NBFCs by profitability.

BUSINESS PROCESS OUTSOURCING (ADITYA BIRLA MINACS WORLDWIDE LIMITED)

Rs. Crores

	2008-09	2007-08
Operating Seats (Nos.)	8,326	9,089
Employees (Nos.)	11,621	12,908
Net Income from Operations	**1,687.2**	**1,577.7**
- North America*	1,444.7	1,395.4
- Asia Pacific^	242.4	182.3
PBIT	**(61.0)**	**(26.5)**
- North America	(48.7)	(20.4)
- Asia Pacific	(12.3)	(6.1)
PAT	(121.1)	(88.9)

* Represents delivery centres located in United States, Canada and Europe.
^ Represents delivery centres located in India and the Philippines.

Performance Review

Aditya Birla Minacs posted 7% growth in net income from operations. The revenues growth in the 'North America' region was impacted due to the weak order flow resulting from the global slowdown. Revenues from the 'Asia pacific' region rose by 18% from USD 45.5 million to USD 53.6 million.

Aditya Birla Minacs is serving 54 clients including 27 Fortune 500 companies through 27 delivery centres across the globe with 8,326 seats and 11,621 employees.

Aditya Birla Minacs has undertaken various initiatives to mitigate the impact of slowdown and improve operating efficiencies. Towards sites rationalisation, three sites were consolidated by shifting their business to more cost effectives sites. Cost control measures were initiated to reduce overheads, the full benefit of which will accrue going forward. In the direction of supporting new business from low cost locations, launch of two new sites in India is on the cards adding over 1,000 seats.

Supported by cost control initiatives, business remained positive at operating profit (PBDIT) level despite site closure costs of Rs. 27 Crores, forex loss of Rs. 24.6 Crores and higher manpower costs. Net loss increased because of the unabsorbed interest and depreciation costs.

The business is targeting to achieve profitability faster, under the strengthened leadership, supported by the cost control efforts already initiated.

Outlook

The business process outsourcing sector is currently affected by slowdown in global economies and margins are under pressure. However, a sharp depreciation in the Indian rupee vis-à-vis the US dollar is expected to stem the decline in margins. Also wage inflation and attrition are expected to decline in the current environment providing some respite to players on employees cost front.

Aditya Birla Minacs will continue to meet customers' expectations with a thrust on excellence in execution. It will focus on achieving profitability by building a robust sales pipeline, improving seats utilisation, off-shoring support functions to low cost locations, increasing share of high margin KPO segment and reduction in overheads.

IT SERVICES (PSI DATA SYSTEMS LIMITED)

After getting requisite approval from the shareholders, PSI Data Systems Limited ("PSI") was de-listed from the BSE w.e.f. 6th April, 2009. As on 31st March, 2009, your Company held 76.89% stake in PSI, directly and indirectly, through a wholly owned subsidiary.

PSI generated net income from operations of Rs. 95.4 Crores vis-à-vis Rs. 101.1 Crores attained in the previous year and reported a net loss of Rs. 6.8 Crores against a net profit of Rs. 2.5 Crores achieved last year.

Besides focusing on growing select verticals in the IT services business, your Company is targeting to integrate PSI as a back end solution provider for Aditya Birla Minacs.

GARMENTS

BRANDED GARMENTS (MADURA GARMENTS)

Rs. Crores

	2008-09	2007-08
Sales Volumes (Lacs Pieces)	117.5	109.7
Net Income from Operations	906.4	825.7
Operating Profit before Advertisement Expenses	50.6	115.5
Advertisement Expenses	48.9	48.4
Operating Profit	1.7	67.1
PBIT	(48.5)	35.1
Capital Employed	411.6	471.2

Performance Review

The apparel retail industry was severely affected by slowing economy and lower consumer spending. Apparel retailers offered higher discount to clear off their inventories. The wholesale channel was impacted due to de-stocking by departmental stores to avoid inventory pile up.

Net income from operations of the Branded Garments business of your Company (Madura Garments) grew by 10% year-on-year, supported by a 33% growth in retail channel while the wholesale channel was impacted due to weak consumer footfalls experienced across the industry. During the year, more than 90 exclusive brand outlets ("EBOs") were opened to reach 342 EBOs spanning across 7.1 Lacs square feet of retail space. Share of retail channel in revenues jumped to 48% from 40% last year.

The operating profit was lower due to high lease rentals on expanded retail space and prolonged discounting. Madura Garments has made investments and incurred lease rentals in opening up of new stores, the full benefit of which will accrue in coming years.

PETER ENGLAND PEOPLE AND THE COLLECTIVE

Your Company launched two new concepts in the apparel retailing space through two wholly owned subsidiaries. Peter England Fashions and Retail Limited ("PEFRL") launched five family stores under the brand 'Peter England People', catering to menswear, womenswear as well as kidswear segments. Madura Garments Lifestyle Retail Company Limited ("MGLRCL") launched one men's exclusive store under the brand 'The Collective', offering international apparel and accessory brands such as Armani Collezioni, Hugo Boss, Versace Collection, Adidas, Puma, Samsonite and many more under one roof. 'The Collective' has won the prestigious 'Most Admired Fashion Concept of the Year' award at the ninth Annual Images Fashion Awards.

These subsidiaries posted combined net income from operations at Rs. 20.8 Crores. Start-up and brand promotion costs led to a net loss of Rs. 128.7 Crores. Substantial restructuring has already been done to make these initiatives more cost effective and curtail losses in the coming year.

CONTRACT EXPORTS (MADURA GARMENTS EXPORTS LIMITED)

Madura Garments Exports Limited ("MGEL"), a wholly owned subsidiary of your Company, reported a decline in sales volumes impacted by weak order flow following global slow–down. Net income from operations de-grew by 5% from Rs. 209.1 Crores to Rs. 198.8 Crores despite expansion of manufacturing capacity during mid last year. The bottom-line was severely affected due to lower capacity utilisation and forex loss resulting from reduced order flow and cancellation of few orders. MGEL reported a net loss of Rs. 83.8 Crores compared to Rs. 22 Crores incurred last year.

The business is looking forward to regain profitability, under the renewed leadership, supported by cost control measures already undertaken.

Outlook

Currently constricted by lower footfalls and higher discounting, the Indian apparel retail industry is expected to make a come back with the revival of consumer confidence in Indian economy and its growth outlook. In the short term, industry margins are expected to improve with a correction in lease rentals. Efforts towards re-structuring like re-sizing and re-locating of stores, etc., are likely to drive down costs.

The branded garments business of your Company will leverage its expanded retail channel to improve its sales per square feet. The business is also laying thrust on achieving cost efficiencies through rent re-negotiation, exit from unviable stores, manpower rationalisation, efficient supply chain management, improving inventory turns and reducing overheads. Besides this, new store openings will be re-aligned to match demand outlook.

The emphasis of contract exports business is on right-sizing the business model and cost reduction to regain profitability.

VALUE BUSINESSES

FERTILISERS (INDO-GULF FERTILISERS)

Rs. Crores

	2008-09	2007-08
Re-assessed Urea Capacity (MTPA)	864,600	864,600
Urea Production (MT)	1,069,691	880,991
Urea Sales (MT)	1,072,891	870,305
Net Income from Operations	**1,249.8**	**787.5**
- Urea	1,135.2	722.3
- Agri-products Trading	114.5	65.1
Operating Profit	228.5	102.4
PBIT	209.7	84.5
Capital Employed	586.6	531.3
ROACE (%)	37.5%	18.1%

Performance Review

The Agricultural sector reported good growth supported by the normal monsoons and increase in the minimum support prices for most of the agricultural output products. This has given a boost to the demand for agricultural inputs — Fertilisers, Seeds and Agro-chemicals.

Indo-Gulf Fertilisers posted its highest ever profitability supported by a 23% growth in sales volumes. Indo-Gulf's urea 'Birla Shaktiman', which has completed 20 years, and neem coated urea 'Krishidev' continued to be the preferred choice of farmers.

Net income from operations rose by 59% backed by higher volumes of urea and agri-products and increase in subsidies on account of rise in natural gas and naphtha prices.

Revenues from agri-products trading almost doubled to Rs. 114.5 Crores. Indo-Gulf has taken several initiatives to widen its product portfolio and has repositioned itself as a 'Complete agri-solution provider', offering farmers a wide range of products and services right from sowing to harvesting. This is a significant step towards future growth. Under the 'Birla Shaktiman' brand, a wide range of seeds and a complete package of agro chemical formulations are offered. 'Birla Shaktiman' seeds are now used by over 5 lacs farmers, sown in area of over 10 lacs acres, producing almost 25 lacs MT of food grains per annum. Indo-Gulf is now the leading supplier of agro-chemicals in its region.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The operating profit of Indo-Gulf Fertilisers more than doubled to Rs. 228.5 Crores driven by growth in volumes of urea and agri-products along with subsidy arrears. It also fetched higher subsidy incentives for achieving higher than cut off production fixed under new policy. It earned Rs. 4.6 Crores from the sale of carbon credits. Indo-Gulf received fertilisers bonds during the year, on which the mark to market loss of Rs. 5.1 Crores has been provided for. Indo-Gulf posted ROACE of 37.5%.

Outlook

Department of Fertilisers, Ministry of Chemicals and Fertilisers, Government of India, forecasts domestic urea demand to grow by 6% to 7% annually to reach 35.4 million MT by 2011-12. Currently, over a quarter of the country's fertilisers requirement is being met by imports.

The Government of India has announced a new policy to encourage new indigenous capacity by offering import parity price linked pricing. This is a positive measure which could facilitate higher investment into this vital sector. The policy also provides for differential pricing of new customised fertilisers, up to 20% of the total production. Availability of natural gas from the Krishna-Godavari basin will also reduce the supply constraint of natural gas, which is the key raw material.

Indo-Gulf is well positioned to derive benefits from production of neem coated urea – 'Krishidev' under the differential pricing scheme as well as higher capacity utilisation. Besides, it is focusing on scaling agri-products trading segment for future growth.

CARBON BLACK (HI-TECH CARBON)

Rs. Crores

	2008-09	2007-08
Capacity (MTPA)	230,000	230,000
Production (MT)	202,076	215,103
Sales Volumes (MT)	203,827	214,617
Realisation (Rs./MT)	51,521	38,485
Net Income from Operations	1,095.6	863.8
Operating Profit	49.7	152.6
PBIT	24.7	130.3
Capital Employed	753.1	667.5
ROACE (%)	3.5%	22.6%

Performance Review

The carbon black industry worldwide was adversely affected due to the sharp volatility in the prices of its key raw material – Carbon Black Feed Stock ("CBFS") – which moves in the direction of crude oil prices. International crude oil prices reached to a peak of US dollar 145 per barrel in July 2008 and subsequently fell sharply to trade at as low as US dollar 40 in March 2009. The carbon black industry was also impacted due to lower demand from tyre manufacturers resulting from slowdown in auto industry globally.

Indian carbon black industry was no exception and hence, delivered a sub-optimal performance during the financial year.

The Carbon Black business of your Company (Hi-Tech Carbon), which is the second largest manufacturer in India, posted a 5% decline in sales volumes due to reduced demand from tyre manufacturers, particularly in the exports market. However, realisation rose by 34% reflecting the rise in CBFS prices. This supported 27% growth in net income from operations.

Operating profit of Hi-tech Carbon was severely impacted due to consumption of high priced CBFS and subsequent steep fall in its prices, following the decline in crude oil prices. Lower sales volumes also impaired profitability. In the fourth quarter, the capacity utilisation has improved to 79% from 67% in the third quarter reflecting signs of revival in the demand.

Outlook

The demand from the tyre industry is picking up after sharp decline in the third quarter. With the replacement segment representing 60-70% of overall tyre demand, it is expected that by the second quarter of the running financial year the demand gap should eliminate. The carbon black industry should also benefit from stable crude oil prices.

With the high priced CBFS inventories already liquidated, Hi-tech Carbon will optimise its CBFS procurement going forward to improve margins. It has received environmental clearance and other regulatory approvals for Greenfield expansion at Patalganga and is targeting to expand its capacity by 75,000 MTPA by March 2010 at a capital expenditure of Rs. 240 Crores. Project activities will be re-aligned to match the commencement of production with the revival of demand.

RAYON (INDIAN RAYON)

Rs. Crores

	2008-09	2007-08
VFY Capacity (MTPA)	16,400	16,400
VFY Production (MT)	16,625	17,000
VFY Sales Volumes (MT)	16,792	17,923
VFY Realisation (Rs./Kg.)	203.7	173.3
ECU Realisation (Rs./MT)	22,671	19,999
Net Income from Operations	**537.1**	**476.0**
- VFY	342.1	310.6
- Chlor-alkali	195.0	165.4
Operating Profit	123.0	124.4
PBIT	89.8	91.5
Capital Employed	436.9	453.7
ROACE (%)	20.2%	20.2%

Performance Review

Indian VFY industry witnessed lower sales volumes particularly in the exports markets. Unprecedented rise in wood pulp and sulphur prices impacted operating margins across the industry. This has led to suspension of operations by two competitors during the year, which is likely to create supply gap. Reduction in sulphur prices towards the end of the financial year has bought some relief to the industry.

The VFY business of your Company (Indian Rayon), which is the second largest manufacturer in India, showed satisfactory performance amidst a challenging business environment. Net income from operations from the VFY segment grew by 10% during the year. VFY sales volumes decreased as the focus was on finer denier yarn. Improved product mix drove 18% growth in VFY realisation.

Net income from operations from Chlor-alkali segment rose by 18% largely due to higher caustic soda realisation and sales volumes. Caustic soda sales volumes grew by 4% to 77,590 MT supported by capacity expansion of 25 TPD in December 2008 reaching a total of 250 TPD. ECU realisation rose by 13%.

Operating profit of Indian Rayon was marginally lower at Rs. 123 Crores. The impact of lower VFY sales volumes and steep rise in wood pulp and sulphur prices was offset by higher realisation in the VFY segment. In the Chlor-alkali segment, higher sales volumes and realisation made up for higher coal prices. ROACE remained flat at 20.2%.

Outlook

The long-term outlook of VFY business is moderate, as demand is expected to grow at a modest rate. In the short term, operating margins of VFY manufactures should improve with sulphur prices cooling down. The Chlor-alkali segment will benefit going forward from decline in the coal prices.

Besides increasing share of value added yarns, Indian Rayon will lay thrust on technological upgradations to improve the intrinsic yarn quality. These efforts will help the business to provide superior customer value, to fetch a premium on our products and improve margins.

INSULATORS (ADITYA BIRLA INSULATORS)

Rs. Crores

	2008-09	2007-08
Capacity (MTPA)	38,800	38,800
Production (MT)	32,904	32,921
Sales Volumes (MT)	32,561	32,304
Net Income from Operations	424.8	398.9
Operating Profit	122.8	136.3
PBIT	108.4	122.5
Capital Employed	264.3	240.0
ROACE (%)	43.0%	57.5%

Performance Review

Net income from operations of Aditya Birla Insulators grew by 7% while sales volumes almost remained flat. The focus on high rating insulators fetched higher realisation. Operating profit de-grew by 10% due to higher input and fuel costs. Aditya Birla Insulators is shifting to coal gas for kiln firing at its Rishra plant and natural gas at its Halol plant to reduce fuel costs. It achieved ROACE of 43% during the financial year.

Aditya Birla Insulators holds leadership position in India with the fourth largest capacity worldwide. To extend its product offerings, a pilot plant for composite insulators has been installed in March 2009 and is under trial run. The business has also expanded its porcelain insulators capacity by 10,000 TPA in April 2009 to reach a total capacity of 48,800 TPA, which is currently under trial run.

Outlook

The demand for energy in India exceeds its supply especially in the rural sector. The peak supply shortage in India was 13.7% and energy deficit was 11.3% as of March 2009 (Source: Central Electricity Authority, www.cea.nic.in). The Government of India plans to provide electricity throughout the country by 2012 and plans to increase installed power generation capacity by 78,577 MW in its 11th Five Year Plan (2007-12)

(Source: Ministry of Power, Annual Report 2007-08). The expansion of India's power infrastructure is expected to increase demand for electrical equipments and components including insulators. However, exports market may remain affected for some period due to global recessionary trend.

To capitalise on the vibrant demand in the power infrastructure sector, Aditya Birla Insulators aims to further expand its capacity by 4,000 TPA in the running financial year. Focus on manufacturing high rating insulators range and yield enhancement efforts would bolster its financial performance.

TEXTILES (JAYA SHREE TEXTILES)

Rs. Crores

	2008-09	2007-08
Net Income from Operations		
Linen Segment	183.0	169.7
Wool Segment	390.2	411.6
Synthetic Yarn*	—	19.1
	573.2	**600.3**
Operating Profit	54.2	67.9
PBIT	32.7	48.7
Capital Employed	345.1	359.3
ROACE (%)	9.3%	14.5%

*Jaya Shree Textiles existed synthetic yarn segment in FY 2007-08 as a strategic decision to focus on niche linen and wool segments

Performance Review

Indian textiles industry witnessed substantial production cut across the value chain due to overall slowdown in demand particularly from major export destinations — the US and the European Union. Due to overall reduction in volumes, exporters could not benefit much from the depreciation of Indian Rupee against the US dollar.

Despite these headwinds, the Textiles business of your Company (Jaya Shree Textiles) could keep the capacity utilisation in most of its segments at 100% for major part of the year. Nine exclusive brand outlets were opened under the 'Linen Club' brand under the buy and sell mode without incurring any capital expenditure.

Jaya Shree Textiles ("JST") posted lower net income from operations due to lower linen fabric volumes. Operating profit decreased due to lower volumes and high flax fibre prices. Usage of high priced stock impacted wool industry and JST as well due to sudden fall in commodity prices. Besides these, last year profit includes gain on sale of assets consequent to exit from synthetic yarn segment and gain on sale of carbon credits.

Outlook

China is the major player in global textiles trade. The appreciation of Chinese Yuan against the US dollar will give a competitive edge to Indian exporters against the Chinese exporters. Recent imposition of anti-dumping duty by the Government of India on cheaper linen fabric imports from China and the depreciation of Indian Rupee against the US Dollar will also accord relief to the Indian textiles industry. Softening input prices and interest rates shall be an enabler. The global slowdown remains a cause of concern.

To improve the overall profitability of the business, JST will be enlarging its presence in high margin retail segment under 'Linen Club' brand besides increasing share of value added products. The business will continue to pursue aggressive cost control measures and working capital management to enhance its competitiveness.

FINANCIAL REVIEW AND ANALYSIS — STANDALONE

Rs. Crores

	2008-09	2007-08
Net Income from Operations	**4,786.2**	**3,953.1**
Other Income	32.0	12.7
Operating Profit (PBDIT)	**585.7**	**633.9**
Net Interest	257.4	179.0
Depreciation	166.0	141.1
Profit before Tax and Exceptional Items	**162.3**	**313.8**
Exceptional Gain/(Loss)	—	0.7
Profit before Tax	**162.3**	**314.6**
Provision for Taxation (Net)	24.9	71.5
Net Profit	**137.4**	**243.1**

Net Income from Operations (Rs. Crores)


4,786.2
3,953.1
21%
FY 08
FY 09

The standalone net income from operations of your Company grew by 21%. The Fertilisers business was the largest contributor to the revenues growth supported by higher sales volumes and increase in subsidies on account of rise in input and fuel prices. Higher realisation in the Carbon Black business in line with high CBFS prices and growth in the Branded Garments business also contributed to the revenues growth.

Other income increased due to dividend income of Rs. 11.6 Crores from BGFCL and higher investment income on surplus funds.

Operating profit de-grew by 8% While the Fertilisers business posted its highest ever profitability, the Carbon Black business was adversely affected by high priced stock due to subsequent sharp fall in CBFS prices linked to the movement in crude oil prices. The Branded Garments business was affected by high lease rentals towards expanded retail channel and prolonged discounting. The Rayon, Textiles and Insulators businesses posted satisfactory performance.

Net interest expense increased due to increase in borrowings primarily to fund capital expenditure and working capital requirements in the Carbon Black and the Branded Garments businesses besides financing capital infusion in the Life Insurance business and acquisition of ASCIL.

Depreciation grew largely due to new store openings in the Branded Garments business.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The provision for taxation reduced due to creation of deferred tax asset of Rs. 21.1 Crores in the current year against provision for deferred tax liability of Rs. 25.2 Crores in the previous year. Excess tax provision of Rs. 35.1 Crores related to earlier years was written back during the year against write back of Rs. 35.7 Crores in the previous year.

As a result, your Company posted lower net profit during the year.

Your Company's Earnings Per Share (EPS) is at Rs. 14.5 against Rs. 26.1 in the previous year. Cash Earnings Per Share (CEPS) is also lower at Rs 29.7 compared to Rs. 43.9 in the previous year.

Dividend

The Board of Directors has recommended a dividend of 40% for the current year entailing a total outgo of Rs. 42.4 Crores including dividend distribution tax. Dividend payout ratio is at 31% compared to 26% last year.

STANDALONE CASH FLOW ANALYSIS

Rs. Crores

[illegible]	FY 2008-09
Cash Flow from Operations (Net of Tax)	481.8
(Increase)/Decrease in Net Working Capital (Net)	(37.2)
Net Cash from Operating Activities	**444.6**
Capital Expenditure (Net)	(268.8)
Investments in Subsidiaries/Joint Ventures/Group Companies (Net)	(1,073.1)
(Increase)/Decrease in Inter-Corporate Deposits (Net)	25.9
Interest Received	33.4
Dividends/Capital Subsidy Received/Profit on Sale of Current Investments	25.3
Net Cash from/(Used in) Investing Activities	**(1,257.3)**
Proceeds from/(Repayment of) Borrowings (Net)	1,755.8
Dividend Paid	(63.9)
Interest Paid	(254.6)
Net Cash from/(Used in) Financing Activities	**1,437.3**
Increase/(Decrease) in Cash and Cash Equivalents*	624.6

* *Cash and Cash Equivalents include cash, cheques in hand, remittances in transit, balance with banks and current investments.*

Net Cash from Operating Activities

Net Cash Flow from Operations

Net cash flow from operations stood at Rs. 481.8 Crores. The Fertilisers business contributed significantly to the operating cash flows.

Increase/decrease in Net Working Capital

Net working capital increased by Rs. 37.2 Crores.

Inventories decreased by Rs. 29 Crores and debtors and other receivables increased by Rs. 151.6 Crores against an increase of Rs. 85.4 Crores in creditors and other current liabilities.

Net Cash from/(Used in) Investing Activities

Net Capital Expenditure

The Carbon Black business incurred Rs. 54.3 Crores during the year for the Greenfield expansion by 75,000 MTPA, which is targeted to be completed by the end of the financial year 2009-10.

In the Rayon business, a sum of Rs. 28.8 Crores was invested towards caustic soda capacity expansion by 25 TPD.

The Branded Garments business invested a sum of Rs. 51.3 Crores in expanding retail space through opening up of exclusive brand outlets.

In the Textiles business, a sum of Rs. 6.7 Crores was spent for addition of one carding machine in the wool combing segment.

The Insulators business spent Rs. 23.4 Crores during the year for capacity expansion by 10,000 TPA which was installed in April 2009 and is currently under trial run.

The balance capital expenditure was incurred on modernisation and maintenance of plants across the businesses.

Investments in Joint Ventures, Subsidiaries and Group Companies (Net)

Your Company invested a sum of Rs. 536.50 Crores in BSLI to fund the growth of the business. Your Company acquired 76% stake in ASCIL for Rs. 251.62 Crores. Additionally, Rs. 125.87 Crores was invested in the rights issue of Hindalco Industries Limited.

Other major investments include purchase of preference shares to the tune of Rs. 25 Crores in BGFCL, equity infusion of Rs. 9.95 Crores in PEFRL, Rs. 9.95 Crores in MGLRCL, Rs. 27.55 Crores in MGEL and Rs. 2 Crores in Aditya Birla Financial Services Private Limited ("ABFSPL").

Your Company subscribed to fresh issue of preference shares of Rs. 10 Crores each by PEFRL and MGLRCL and Rs. 55.20 Crores by MGEL.

Your Company acquired the remaining 50.01% stake in BSDL for a sum of Rs. 7.64 Crores and an additional stake in PSI for a sum of Rs. 3.30 Crores.

Net Cash from/(Used in) Financing Activities

Proceeds from Borrowings/Repayment of Borrowings

Your Company raised long term loans of Rs. 479.8 Crores for financing capital expenditure and general corporate purposes and Rs. 500 Crores was raised as non-convertible debentures. Deferred Sales Tax loan increased by Rs. 6.5 Crores net of repayment. Working capital borrowings increased by Rs. 258.9 Crores.

IDEA specific borrowings of Rs. 78.3 Crores have been repaid. Additionally, Rs. 91.4 Crores has been repaid towards borrowings taken to fund capital expenditure and Rs. 11 Crores towards TUFS (Technology Upgradation Fund Scheme) loans.

Commercial papers for a sum of Rs. 1,000 Crores were also raised during the year.

RISK MANAGEMENT

Your Company's risk management framework establishes risk management processes at each business, helping in identifying, assessing and mitigating risks that could materially impact the Company's performance in achieving its stated objectives. The components of risk management are different for each business and are defined by various factors including the business model, business strategy, organisational structure, risk appetite and available dedicated resources.

Your Company's structured Risk Management (RM) process provides confidence to the stakeholders that the Company's risks are known and well managed. The risk management framework ensures compliance with the requirements of amended Clause 49 of listing agreement.

Since your Company is a diversified conglomerate, the risk events are identified, assessed, mitigated and monitored for each business separately. The risk management approach comprises three key components:

(1) Risk Identification: External and internal risk events are identified in the context of the strategy and specific objectives of each individual business. These risk events are assessed by senior management team of the respective business on defined criteria and prioritised for development of risk mitigation plans.

Business risks are classified into Strategic, Operations, Financial and Knowledge risks, which are further drilled down to market structure, process, systems, legal compliance, corporate governance and people culture.

(2) Risk Mitigation: This step comprises developing of a mitigation plan for the risks identified and prioritising them.

(3) Risk Monitoring and Assurance: Your Company's Risk Management Committee, which is headed by the Managing Director and consists of senior executive officers from each business, is responsible for reviewing risk management processes, implementation and effectiveness of our risk mitigation plans. The Board of Directors reviews risk management processes after such processes have been vetted by the Audit Committee. This process is being improved year after year.

Apart from the internal business risks, your Company is exposed to external risks on account of interest rate, foreign exchange, commodity pricing and regulatory changes, which are being effectively monitored and mitigated.

Foreign Exchange Risk

Your Company is exposed to fluctuations in exchange rates of Indian Rupee, US Dollar, Japanese Yen, British Pound, Euro, Canadian Dollar and Australian Dollar, due to revenues earned or expenditure incurred in such currencies. Additionally, debt portfolio of your Company includes a mix of foreign currency and rupee denominated debt, which carry risk of movements in foreign currencies against Indian Rupee. Your Company uses various tools such as forward contracts to periodically hedge currency risk in accordance with its foreign exchange risk management policy.

Interest Rate Risk

Your Company has a mixed basket of fixed and floating rate borrowings. Your Company continuously monitors its interest rate exposures and enters into currency and interest rate swap contracts to manage interest rate risk from time to time.

Commodity Price Risk

Your Company is exposed to the risk of fluctuation in the prices of raw materials as well as finished goods in all its products. However, the risk is mitigated well considering the inventory levels and normal correlation in the prices of raw materials and finished goods.

INTERNAL CONTROL SYSTEM

Your Company has adequate internal control systems for business processes across various profit and cost centres, with regard to efficiency of operations, financial reporting, compliance with applicable laws and regulations etc. The Internal Control System is supplemented by extensive audits conducted by the Corporate Audit Cell.

Clearly defined roles and responsibilities for all managerial positions have been institutionalised. Regular internal audits and checks ensure that responsibilities are executed effectively. The Audit Committee of the Board of Directors actively reviews the adequacy and effectiveness of the internal control systems and suggests improvements.

The Management Information System (MIS) is the backbone of your Company's control mechanism. All operating parameters are monitored and controlled regularly. Any material change in the business outlook is reported to the Board of Directors. Material deviations from the annual planning and budgeting, if any, are reported on a quarterly basis to the Board of Directors. An effective budgetary control on all capital expenditure ensures that actual spending is in line with the capital budget.

HUMAN RESOURCE MANAGEMENT

Your Company had 10,121 employees on its rolls as on 31st March, 2009. Including its subsidiaries and joint ventures, the manpower strength is just over 50,000 employees. This intellectual resource is integral to the Company's ongoing operations and enables the Company to deliver superior performance year after year. Human Resource processes of your Company have been covered in depth in the Directors' Report.

CONCLUSION

In line with its vision, your Company has designed for itself a well-diversified and balanced portfolio of 'Value' and 'Growth' businesses. Most of the 'Growth' businesses are operating in the investment phase which has caused strain on profitability in the short term. Your Company is dedicated to ensure that ongoing growing initiatives achieve profitability faster. Given the strategic thrust over achieving identified distinct vision in each of the businesses, your Company is set to emerge stronger in the long run.

CAUTIONARY STATEMENT

Statements in this 'Management's Discussion and Analysis' describing the Company's objectives, projections, estimates, expectations or predictions may be 'forward looking statements' within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in the Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations.

Governance Philosophy

The Aditya Birla Group is committed to the adoption of best governance practices and its adherence in the true spirit, at all times. Our governance practices are a product of self-desire, reflecting the culture of the trusteeship that is deeply ingrained in our value system and reflected in our strategic thought process. At a macro level, our governance philosophy rests on five basic tenets, viz., Board accountability to the Company and shareholders, strategic guidance and effective monitoring by the Board, protection of minority interests and rights, equitable treatment of all shareholders as well as superior transparency and timely disclosure.

In line with this philosophy, **Aditya Birla Nuvo Limited,** one of the flagship Companies of the Aditya Birla Group, is striving for excellence through adoption of best governance and disclosure practices. The Company, as a continuous process, strengthens the quality of disclosures, on the Board composition and its functioning, remunerations paid and level of compliance with various Corporate Governance Codes.

Compliance with Corporate Governance Guidelines

The Company is compliant with the requirements of the prevailing and applicable corporate governance code and is committed to ensure compliance with any proposals for modifications, well ahead of their implementation timelines. Your Company's compliance with requirements is presented in the subsequent sections of this Report.

I. BOARD OF DIRECTORS

Composition of the Board:

The Company has a balanced Board, comprising Executive and Non-Executive Directors which includes independent professionals. Clause 49 of Listing Agreement as amended in April 2008, requires that if the non-executive Chairman of a company is a promoter, then at least half of the board of directors of such company should consist of independent directors.

We are compliant with the above requirement of Clause 49 of the Listing Agreement as 7 out of 14 Directors of the Company are independent directors as on March 31, 2009.

None of the Directors on the Board is a Member of more than 10 Committees or a Chairman of more than 5 Committees (as specified in Clause 49), across all the Companies in which he/she is a Director. The necessary disclosures regarding Committee positions have been made by the Directors.

The details of the directors with regards to their category, other Indian directorships (other than Section 25 Companies), positions in either Audit Committee and/or Shareholders'/ Investors' Grievance Committee as well as attendance at Board Meeting/Annual General Meeting are as follows:

Director	Category	No. of Outside Directorship(s) Held		Outside Committee Positions Held'		No. of Board Meetings		Attended Last AGM
		Public	Private	Member	Chairman/ Chairperson	Held	Attended	
Mr. Kumar Mangalam Birla	Non-Executive	9	13	-	-	5	5	No
Mrs. Rajashree Birla	Non-Executive	6	12	-	-	5	4	No
Mr. H. J. Vaidya	Independent	-	-	-	-	5	5	No
Mr. B. L. Shah	Non-Executive	2	1	-	-	5	5	Yes
Mr. P. Murari	Independent	14	-	4	-	5	2	Yes
Mr. B. R. Gupta	Independent	4	-	-	4	5	4	No
Ms. Tarjani Vakil	Independent	5	2	3	3	5	5	Yes
Mr. Vikram Rao@	Whole-time Director	-	-	-	-	5	3	No
Mr. S. C. Bhargava	Independent	13	1	5	1	5	4	No

Director	Category	No. of Outside Directorship(s) Held		Outside Committee Positions Held[1]		No. of Board Meetings		Attended Last AGM
		Public	Private	Member	Chairman/ Chairperson	Held	Attended	
Mr. G. P. Gupta	Independent	12	1	4	3	5	5	No
Dr. Bharat K. Singh	Managing Director	5	1	-	-	5	5	Yes
Dr. Rakesh Jain*	Whole-time Director	-	-	-	-	5	5	No
Mr. K .K. Maheshwari	Whole-time Director	4	1	3	2	5	4	Yes
Mr. Adesh Kumar Gupta**	Whole-time Director & CFO	10	1	7	-	5	5	Yes
Mr. Arun Maira#	Independent	5	-	-	1	3	1	N.A.
Mr. Pranab Barua##	Whole-time Director	6	2	2	-	-	-	N.A.

\# Appointed as Additional and Independent Director w.e.f. 4th August, 2008.

* Re-designated as Joint Managing Director w.e.f. 17th December, 2008.

@ Resigned w.e.f. 1st February, 2009.

** Resigned w.e.f. 1st May, 2009.

\## Appointed as a Whole-time Director w.e.f. 1st May, 2009.

1 Only two Committees, viz., Audit Committee and Shareholders'/Investors' Grievance Committee are considered.

Non-Executive Directors' Compensation and Disclosure:

Sitting fees for attending meeting of Board/Committee is paid as per the provisions of Articles of Association of the Company/Companies Act, 1956. Commission paid to the non-executive directors is decided by the Board of Directors within the limits approved by the shareholder's. Details of sitting fees/compensation paid to such directors are given separately in this section of Annual Report.

Other Provisions as to Board and Committees:

The Board reviews compliance reports of all laws as applicable to the Company, as well as steps taken by the Company to rectify instances of non-compliances, if any. The Members of the Board have complete freedom to express their opinion and decisions are taken after detailed discussion. The details of Board meetings held during FY 2008-2009 are as outlined below:

Date of Board Meeting	City	No. of Directors Present
30th April, 2008	Mumbai	13 out of 14
4th August, 2008	Mumbai	13 out of 14
28th August, 2008	Mumbai	10 out of 15
24th October, 2008	Mumbai	14 out of 15
29th January, 2009	Mumbai	12 out of 15

Code of Conduct:

The Company's Board of Directors play primary role in ensuring good governance and functioning of the Company. The Board of Directors have laid down a Code of Conduct (copy available on Company's website) applicable to all Board Members and Senior Executives of the Company. A declaration by Managing Director affirming the compliance of the Code of Conduct by Board Members and Senior Management Executives is annexed at the end of the report.

II. AUDIT COMMITTEE

The Company has an Audit Committee at the Board level with the powers and the role that are in accordance with Clause 49 of the Listing Agreement. The Committee acts as a link between the management, the statutory and internal auditors and the Board of Directors and oversees the financial reporting process. All the members of the Company's Audit Committee are Independent Directors. During the year, the Audit Committee met 6 times to deliberate on various matters, and details of the attendance of the Committee members are as follows:

Name of Director	Served in past as	No.of Meetings Held	No. of Meetings Attended
Ms. Tarjani Vakil, Chairperson	Chairperson and Managing Director of Exim Bank	6	6
Mr. P. Murari	Secretary to the President of India before retiring from service in September 1992. He has held several key positions in various institutions and professional bodies	6	3
Mr. B.R. Gupta	Executive Director (Investments) of Life Insurance Corporation of India	6	6
Mr. G.P. Gupta	Chairman of Industrial Development Bank of India and Former Chairman of Unit Trust of India	6	6

The Managing Director and the CFO of the Company are permanent invitees to the meetings of the Committee. The statutory as well as internal auditors of the Company are also invited to the Audit Committee Meetings. The Company Secretary acts as Secretary to the Committee.

The Scope of the functioning of the Audit Committee is to review, from time to time, the internal control procedures, the accounting policies of the Company and such other functions, as may be recommended from time to time by SEBI, Stock Exchanges and/or under the Companies Act, 1956, which inter-alia include review of:

1. Management Discussion and Analysis of financial condition and results of operations;
2. Statement of significant related party transactions submitted by the management;
3. Management letters/letters of internal control weaknesses issued by the statutory auditors;
4. Internal Audit Reports relating to internal control weaknesses; and the appointment, removal and terms of remuneration of the Chief Internal Auditor; and
5. Risk Framework.

Other Board Committees:

The Names of the Committee, brief terms of reference and number of meetings held during the year are as under:

Name of the Committee	Date of Constitution	Members	Terms of Reference	No. of Meetings Held in 2008-09
Risk Management Committee	29.07.06	Ms. Tarjani Vakil [1] Mr. G. P. Gupta [2] Dr. Bharat K. Singh Dr. Rakesh Jain Mr. K. K. Maheshwari Mr. Ajay Srinivasan Mr. Adesh Gupta* Mr. Vikram Rao** Mr. Pranab Barua@	To review and reassess the risks of the businesses on an annual basis and to develop an effective risk mitigation plan.	2
ESOP Compensation Committee	07.12.06	Mr. Kumar Mangalam Birla Mr. H. J. Vaidya Mr. B. R. Gupta	Formulating ESOS Scheme, its implementation, administration and supervision and formulating detailed terms and conditions in accordance with relevant SEBI Guidelines.	NIL

[1&2] Co-opted w.e.f. 24th October, 2008.

* Resigned w.e.f. 1st May, 2009.

** Resigned w.e.f. 1st February, 2009.

@ Appointed w.e.f. 1st May, 2009.

III. SUBSIDIARY COMPANIES

The Company has one material non-listed Indian Subsidiary Company namely **Birla Sun Life Insurance Company Limited (BSLICL)**. The Audit Committee reviews the financial statements and investments made by unlisted subsidiary companies. The minutes of the Board meeting as well as statements of all significant transactions of the unlisted subsidiary companies are placed regularly before the Board of Directors for their review.

Mr. G. P. Gupta, an Independent Director of the Company, is also a Director of BSLICL.

IV. DISCLOSURES

(A) Basis of Related Party Transactions:

All the related party transactions are strictly done on arm's length basis. The Company places all the relevant details before the Audit Committee from time to time. Particulars of related party transactions are listed out in Schedule 19 of the Balance Sheet forming part of the Annual Report.

(B) Disclosure of Accounting Treatment:

The Company has followed all relevant Accounting Standards while preparing the financial statements.

(C) Risk Management:

The Company has developed comprehensive risk management policy, and it is reviewed by the Audit Committee, which in turn, informs the Board about the risk assessment and minimisation procedures.

With a view to strengthen the risk management framework and to continuously review and reassess the risks that the businesses of the Company are confronted with, the Board of Directors in its meeting held on 29th July, 2006, had constituted a Risk Management Committee comprising of all the Whole-time Directors, including the Managing Director. During the year 2008-09, Ms. Tarjani Vakil and Mr. G. P. Gupta, Independent Directors, have also been co-opted as Committee Members.

The Committee reviews and re-assesses the business risks on a regular basis. The Committee has identified top 30-40 risks covering various businesses and has initiated steps for effective risk mitigation plan. During the year under review, the Committee has met twice on 17th April, 2008 and 8th December, 2008.

(D) Proceeds from Public Issues, Rights Issues, Preferential Issues, etc:

The Company discloses to the Audit Committee, the uses/applications of proceeds/funds raised from rights issue, preferential issue, etc., as part of quarterly review of financial results.

(E) Remuneration of Directors:

The Company has a system where all the directors or senior management of the Company are required to disclose all pecuniary relationship or transactions with the Company. No significant material transactions have been made with the non-executive directors vis-à-vis the Company.

Besides sitting fees @ of Rs. 20,000/- per meeting of the Board or Committee thereof, the Company also pays commission to the non-executive directors.

For the F.Y. 2008-09, considering the financial performance of the Company, the Board has decided not to pay any commission (Previous Year: Rs. 1.5 Crores) to the Non-Executive Directors of the Company.

The Details of Remuneration to the Directors:

Name of Director	Salary & Allowance	Perquisites and Other Benefits	Performance linked Income/ Bonus Paid/ Commission Payable	Sitting Fees Paid
Whole-time Directors				
Dr. Bharat K. Singh	2,57,52,951	6,73,850	63,50,000	—
Dr. Rakesh Jain	2,30,26,708	55,76,092	84,30,000	—
Mr. K.K. Maheshwari	2,24,73,433	13,64,229	82,25,000	—
Mr. Adesh Gupta	1,25,24,200	9,86,490	27,48,000	—
Mr. Vikram Rao#	1,77,09,422	7,19,401	34,00,000	—

Name of Director	Salary & Allowance	Perquisites and Other Benefits	Performance linked Income/ Bonus Paid/ Commission Payable	Sitting Fees Paid
Others				
Mr. Kumar Mangalam Birla	—	—		1,00,000
Mrs. Rajashree Birla	—	—		80,000
Mr. H.J. Vaidya	—	—		1,00,000
Mr. B.L. Shah	—	—		1,20,000
Mr. P. Murari	—	—		1,00,000
Mr. B.R. Gupta	—	—		2,00,000
Ms. Tarjani Vakil	—	—		2,40,000
Mr. S.C. Bhargava	—	—		80,000
Mr. G.P. Gupta	—	—		2,20,000
Mr. Arun Maira	—	—		20,000

Notes:

1. *No Director is related to any other Director on the Board, except for Mr. Kumar Mangalam Birla and Mrs. Rajashree Birla, who are son & mother respectively.*
2. *The Company has a policy of not advancing any loans to its Directors except to Executive Directors in the course of normal employment.*
3. *The appointment of Managing/Whole-time Directors is subject to termination by three months notice in writing by either side.*

\# *Remuneration relates to the part of the year.*

Employee Stock Option Scheme - 2006:

In accordance with the applicable SEBI Guidelines, ESOS Compensation Committee of the Board of Directors of the Company, on 23rd August, 2007, granted 1,63,280 stock options at a price of Rs. 1,180/- per share (1st Tranche) and on 25th January, 2008, granted 1,66,093 stock options at a price of Rs.1,802/- per share (2nd Tranche), to the eligible employees including following Whole-time Directors. Each option is convertible into one equity share of the Company upon vesting/exercise. The exercise price of the option has been determined in accordance with the relevant SEBI Guidelines. (Refer Annexure 'A' to the Directors' Report).

Details of Stock Options granted to the Directors are as under:

Name of Director	1st Tranche			2nd Tranche		
	No. of Options Granted	Vesting Date/%	Exercise Period	No. of Options Granted	Vesting Date/%	Exercise Period
Dr. Bharat K. Singh	20,200	23.08.08 (25%)	Within 22.08.2013	—	25.01.09 (25%)	Within 24.01.2014
Mr. K. K. Maheshwari	20,200	23.08.09 (25%)	Within 22.08.2014	43,400	25.01.09 (25%)	Within 24.01.2015
Mr. Adesh Gupta@	8,420	23.08.10 (25%)	Within 22.08.2015	—	25.01.09 (25%)	Within 24.01.2016
Dr. Rakesh Jain	13,470	23.08.11 (25%)	Within 22.08.2016	—	25.01.11 (25%)	Within 24.01.2017
Mr. Vikram Rao*	20,200			43,400		

* Resigned w.e.f. 1st February, 2009.

@ Resigned/Transferred w.e.f. 1st May, 2009.

During the year, none of the Directors have exercised their options which have been vested under the term of grant of options (Consequent to resignation of Mr. Vikram Rao, 53,500 options granted to him stand lapsed.

Details of shareholding of Non- Executive Directors in the Company as on 31st March, 2009 are as follows:

Director	No. of Shares held @
Mr. Kumar Mangalam Birla*	4,609
Mrs. Rajashree Birla	1,27,634
Mr. H.J. Vaidya	5,750
Ms. Tarjani Vakil	177
Mr. S.C. Bhargava	233
Mr. G.P. Gupta	339

* Excluding 150 shares held as Karta of H.U.F.

@ Considered only shares held singly or as first shareholder.

(F) Management:

Management Discussion and Analysis Report is prepared in accordance with the requirements laid out in Clause 49 of the Listing Agreement and forms part of this Annual Report.

No material transaction has been entered into by the Company with the Promoters, Directors or the Management, their subsidiaries or relatives, etc., that may have a potential conflict with interests of the Company.

(G) Shareholders:

The Company has provided the details of new Directors and Directors seeking re-appointment in the Annual General Meeting notice attached with the Annual Report.

Quarterly Presentations on the Company results are available on the website of the Company (www.adityabirlanuvo.com) and the Aditya Birla Group website (www.adityabirla.com). The hard/soft copies are also sent to concerned stock exchanges simultaneously so as to enable them to put them on their notice board/website.

Shareholders' Grievances Committee:

The Company has an "Investor Relations and Finance Committee" comprising of Mr. P. Murari, Mr. H. J. Vaidya, Mr. B. L. Shah and Dr. Bharat K. Singh, as the Members. Mr. P. Murari is the Chairman of the Committee. The Committee looks into various issues relating to shareholders including transfer and transmission of shares as well as non-receipt of dividend, Annual Report, shares after transfers and delays in transfer of shares. In addition, the Committee looks into other issues including status of dematerialisation/rematerialisation of shares as well as systems and procedures followed to track investor complaints and suggest measures for improvement from time to time.

During the year, under review, the Committee met once to deliberate on various matters referred above. Details of attendance of Directors for the Committee meeting are as follows:

Name of Director	Non-Executive/Independent	No. of Meetings	
		Held	Attended
Mr. P. Murari	Independent	1	1
Mr. H.J. Vaidya	Independent	1	0
Mr. B.L. Shah	Non-Executive	1	1
Dr. Bharat K. Singh	Executive	1	1

The Company Secretary acts as Secretary to the Committee. He is compliance officer of the Company and also responsible for redressal of investor complaints.

The Company's shares are compulsorily traded and delivered in the dematerialised form in all Stock Exchanges. To expedite the transfer in the physical segment, necessary authority has been delegated to officers, who are authorised to transfer upto 5,000 shares under one transfer deed. Details of share transfers/transmission approved by the officers are placed before the Committee from time to time.

Details of complaints received, number of shares transferred during the year, time taken for effecting these transfers and the number of share transfers are given in the Shareholder Information section of this Annual Report.

V. CEO/CFO CERTIFICATION

The CEO and CFO certification of the financial statements and the cash flow statement for the year is enclosed separately at the end of the report.

VI. REPORT ON CORPORATE GOVERNANCE

This Corporate Governance Report forms part of the Annual Report. Certificate from the Statutory Auditors confirming compliance with the conditions of Corporate Governance as stipulated in Clause 49 of the Listing Agreement of the Stock Exchanges in India is annexed to the Directors' Report and forms part of this Annual Report.

VII. GENERAL BODY MEETINGS

Details of Annual General Meetings:

Location and time, where Annual General Meetings (AGMs) and Extra Ordinary General Meetings (EOGMs) in the last three years were held:-

Year	AGM	Location	Date	Time
2007-08	AGM	Regd. Office: Veraval, Gujarat	9th July, 2008	11:00 A.M.
2007-08	EOGM	Regd. Office: Veraval, Gujarat	6th February, 2008	11:00 A.M.
2006-07	AGM	Regd. Office: Veraval, Gujarat	1st August, 2007	11:00 A.M.
2005-06	AGM	Regd. Office: Veraval, Gujarat	17th August, 2006	10:30 A.M.

All the following special resolutions set out in the respective Notices for AGMs and EOGMs held in the last three years and were passed by the Shareholders:

Date of AGM/EOGM	Section(s)	Particulars of Special Resolution
17.08.2006	16(1), 94	Increase and reclassification of Authorised Capital of the Company and consequential alteration in the Capital Clause of the Memorandum of Association of the Company.
17.08.2006	31	Alteration of Articles of Association of the Company due to increase in Authorised Capital of the Company.
17.08.2006	198, 269, 309, 314	Approving the appointment of Mr. K. K. Maheshwari as the Whole-time Director of the Company for a period of 5 years w.e.f. 1st October, 2005.
17.08.2006	198, 269, 309, 314	Approving the appointment of Mr. Adesh Gupta as the Whole-time Director of the Company for a period of 5 years w.e.f. 1st October, 2005.
17.08.2006	198, 269, 309, 314	Approving the appointment of Dr. Rakesh Jain as the Whole-time Director of the Company for a period of 5 years w.e.f. 3rd April, 2006.

Date of AGM/EOGM	Section(s)	Particulars of Special Resolution
17.08.2006	198, 269, 309, 314	Approving the appointment of Mr. S. K. Mitra as the Whole-time Director of the Company for a period of 5 years w.e.f. 1st July, 2006.
17.08.2006	314	Approving the receipt of sitting fees by the Managing/Whole-time Directors of the Company for attending meetings of the Board of Directors/Committee of Directors of the Company's subsidiaries or Companies promoted by Aditya Birla Group.
17.08.2006	81(1A)	Approving for further issue and allotment of equity shares/ securities as may be required to the members of the Company or to the persons other than the members of the Company.
1.08.2007	198, 269, 309, 314	Approving the appointment of Dr. Bharat K. Singh as the Managing Director of the Company for a period of two years w.e.f. 1st November, 2006.
1.08.2007	198, 269, 309, 314	Approving the re-designation of Mr. Vikram Rao as the Whole-time Director of the Company for a period of 5 years w.e.f. 1st November, 2006.
06.02.2008	81(1A)	Approving the issue and allotment of 2,05,00,000 Warrants to Promoter and/or Promoter Group of the Company on a preferential basis.
09.07.2008	198, 309	Approving the payment to the non-executive directors of the Company, in addition to sitting fees and reimbursement of expenses for attending the meetings of the Board or Committees thereof, commission on annual profits for a period of 4 years commencing from 1.04.2008 for an amount not exceeding 1% of net profits of the Company.
09.07.2008	259	Approving amendment in Article 95 of Articles of Association for increasing the number of Directors from 15 to 18.

Postal Ballot:

During the year, consent of the members of the Company was sought by Special Resolution, through postal ballot as under:

Particulars of Postal Ballot	Date of Approval of Resolutions by Postal Ballot	No. of Valid Postal Ballot	No. of Invalid Postal Ballot	Votes in favour of the Resolution	Votes against the Resolution
Special Resolution approving the increase in Authorised Share Capital of the Company from Rs. 1,250,000,000 (Rupees One Hundred Twenty- five Crores) divided into 12,00,00,000 (Twelve Crores) Equity Shares of Rs. 10/- each and 5,00,000 (Five Lacs) Redeemable Preference Shares of Rs. 100/- each, to Rs. 1,800,000,000 (Rupees One Hundred Eighty Crores) divided into 17,50,00,000 (Seventeen Crores Fifty Lacs) Equity Shares of Rs. 10/- each and 5,00,000 (Five Lacs) Redeemable Preference Shares of Rs. 100/- each.	12th December, 2008	3,659	90	5,27,23,518	3,868

CORPORATE GOVERNANCE REPORT

Particulars of Postal Ballot	Date of Approval of Resolutions by Postal Ballot	No. of Valid Postal Ballot	No. of Invalid Postal Ballot	Votes in favour of the Resolution	Votes against the Resolution
Special Resolution approving the alteration of Clause V of Memorandum of Association of the Company for increase in the Authorised Capital of the Company.	12th December, 2008	3,606	139	5,27,17,565	3,278
Special Resolution under Section 31 of the Companies Act, for alteration of Articles of Association of the Company.	12th December, 2008	3,589	146	5,27,16,281	3,989
Special Resolution for approving re-appointment of Dr. Bharat K. Singh as the "Managing Director" of the Company for the period of one year w.e.f. 1st November, 2008.	12th December, 2008	3,561	178	5,25,08,775	5,597

Mr. Rajendra R. Parmar, Practising Chartered Accountant, Veraval, was appointed as Scrutinizer for conducting the postal ballot voting process for the above resolutions .

The postal ballot process was undertaken in accordance with the provisions of Section 192A of the Companies Act, 1956, read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

Any special resolutions which are required to be conducted through postal ballot will be conducted as per prevailing law.

MEANS OF COMMUNCIATION

Quarterly Results:

Newspaper in which normally Financial Results are published in:

Newspaper	Cities of Publication
Business Standard	Ahmedabad, Bangalore, Chennai, Hyderabad, Kolkata, Mumbai and New Delhi
Financial Express	Ahmedabad, Bangalore, Chandigarh, Chennai, Mumbai, Kochi, Kolkata and New Delhi

Website, where displayed the information	:	www.adityabirlanuvo.com www.adityabirla.com
Whether it also displays official news releases	:	Yes
Presentations made to investors/analysts	:	Yes
General Shareholder Information	:	Published as a separate section in this Annual Report.

Status of Compliance of Non-Mandatory Requirements:

1) The Company maintains a separate office for the Non-Executive Chairman. All necessary infrastructure and assistance are made available to enable him to discharge his responsibilities effectively.
2) The Company does not have a Remuneration Committee except for ESOP. The remuneration of the Managing/Whole-time Directors is fixed by the Board of Directors and the Shareholders.
3) Performance update consisting of financial and operational performance for the first six months of financial year sent to the shareholders.
4) During the period under review, there is no audit qualification in the financial statement. The Company continues to adopt best practices to ensure unqualified financial statements.
5) The Company has established a policy for employees to report to the management concerns about unethical behaviour, actual or suspected fraud or violation of the Company's Code of Conduct or ethics.

DECLARATION

As provided under Clause 49 of the Listing Agreement with the Stock Exchange(s), I hereby declare that all the Board Members and Senior Management personnel of the Company have affirmed the compliance with the Code of Conduct for the year ended 31.03.2009.

Place: Mumbai
Date: April 09, 2009

Dr. Bharat K. Singh
Managing Director

CEO/CFO CERTIFICATION

The Managing Director and the CFO heading the Finance function have certified to the Board that:

(a) They have reviewed the financial statements and the cash flow statement of Aditya Birla Nuvo Limited for the year ended 31st March, 2009, and that to the best of their knowledge and belief:

  (i) These statements do not contain any material untrue statement or omit any material fact or contain any statement that might be misleading;

  (ii) These statements together present a true and fair view of the Company's affairs and are in compliance with the existing accounting standards, applicable laws and regulations.

(b) There are, to the best of their knowledge and belief, no transactions entered into by the Company during the year which are fraudulent, illegal or in violation of the Company's Code of Conduct.

(c) They accept responsibility for establishing and maintaining internal controls for financial reporting and they have evaluated the effectiveness of the internal control systems of the Company pertaining to financial reporting and they have disclosed to the Auditors and the Audit Committee, deficiencies in the design or operation of internal controls, if any, of which we are aware and the steps we have taken or proposed to be taken to rectify the deficiencies.

(d) They have indicated to the Auditors and the Audit Committee:

  (i) Significant changes in the Company's internal control over financial reporting during the year;

  (ii) Significant changes in accounting policies during the year and that the same have been disclosed in the notes to the financial statements and

  (iii) Instances of significant fraud of which they have become aware and the involvement therein, if any, of the management or other employees having a significant role in the Company's internal control system over financial reporting.

Place: Mumbai
Date: April 28, 2009

Adesh Gupta
(Whole-time Director & CFO)

Dr. Bharat K. Singh
(Managing Director)

SOCIAL REPORT

"India lives in its villages" was what Mahatma Gandhi had said, early in the 20th century. Today, in the 62nd year of our Independence 70% of our 1 billion plus people continue to live in over 6 lakh villages in the hinterland of our country.

Much progress has been made to ensure that villagers live a life of dignity. Much more needs to be done. In thousands of hamlets, poverty still stalks them.

We endeavour to mitigate it in our own small way. Under the aegis of the Aditya Birla Centre for Community Initiatives and Rural Development, our focus has been and continues to be largely in rural development.

Our Centre is led by Mrs. Rajashree Birla, your Director.

Here is a snapshot of your Company's work:

Health Care:

- Reached out to thousands of villagers at the rural medical camps organised for general health check-ups. Those afflicted with serious ailments were taken to the Company's hospitals for treatment.
- At the eye camps conducted by us, 5,557 villagers were examined and treated, of these 948 underwent cataract surgeries and 284 people were provided with spectacles for better sight.
- In a special drive to treat skin ailments, 248 people were treated at Veraval, 269 people with skin diseases and 182 physically challenged people were treated and rehabilitated at Jagdishpur.
- More than 3,600 truck drivers, helpers and migrant workers attended programmes organised on HIV/ AIDS awareness.
- Over 30,000 villagers benefited from the special camps organised at Veraval, Renukoot, Gummidipoondi and Rishra to treat patients suffering from dental problems, tuberculosis, spine and osteoporosis and other specific health related issues.

Mother and Child Care:

- We administered 33.2 million polio doses to children at Jagdishpur, Gummidipoondi, Veraval, Halol and Renukoot.
- More than 1,800 couples have taken to planned families as a result of our intensive efforts to promote responsible parenting.
- At Rishra, 167 children and mothers were given the Hepatitis vaccines, and typhoid vaccines were administered to 105 children.

Education:

- To encourage the spirit of excellence, 1,424 children from our adopted rural schools were awarded scholarships.
- Adult Education Centres at Renukoot, Veraval and Gummidipoondi continue to provide informal education to adults as well as school dropouts to resume mainstream education.
- The Aditya Birla Primary School, run by Hi Tech Carbon Renukoot, helps provide education to underprivileged children.
- With a special focus on girl child education, several of our units are supporting Kasturba Gandhi Balika Vidyalayas (KGBV) — residential schools for girls.
- The talent search and recognition programme organised by Indo Gulf drew 1,385 students from different schools.



Making a difference - through our projects in healthcare, agriculture, education, sustainable livelihood and women empowerment.

- Indian Rayon, Veraval's support to rural balwadis, and teaching aids to schools has benefited 690 children.

Sustainable Livelihood:

- At Jagdishpur, 153 women were trained in the art of zardosi (zari embroidery), and 186 women in tailoring.
- In the past year, 88 trainees have graduated and 93 rural youth are undergoing training at Birla Shaktiman's Vocational Training Centre which provides one-year courses in Cutting and Tailoring, Electrical, Auto Mechanic and Electronics. So far, a total of 2,494 trainees have completed the course, of whom 80 per cent are gainfully employed across India and other countries.
- Self-employment opportunities have been created for 619 women through setting up of the nursing training centres apart from imparting training in various trades like mobile repairs and computers.
- To boost agricultural productivity and help farmers reap a rich harvest, various exposure trips and training programmes were conducted on issues such as high yielding variety seeds, organic farming, vermicompost, sprinkler technology, fodder management among others, benefiting more than thousand farmers at Veraval.
- Economic programmes, water conservation and animal husbandry programmes reached out to 9,767 people.

Self Help Groups and Income Generation:

- We linked 344 women through Self Helps Groups (SHGs) this year, empowering them financially and socially. Today we have over 400 SHGs. Most of these groups have linkages with the economic schemes of NABARD and the District Industries Centre which encourage employment generation activities.
- The 406 Self Help Groups (SHGs) at Indo Gulf are enabling the empowerment of 2,703 women through skills training and income generation. Of these, 92 SHGs are engaged in small scale business projects worth Rs. 244.65 lakhs.

Infrastructure Development:

- One of our model villages at Gummidipoondi has been honoured with the 'Nirmal Gram Puraskar Award' for 2008-09 in recognition of its efforts in improving sanitation.
- At Hi Tech Carbon, Renukoot, ponds and check dams were constructed benefiting 900 villagers.
- As part of our water conservation measures rainwater harvesting, farm well recharging and deepening of wells, is undertaken at several villages.
- To address the drinking water problem in primary school villages, Sarasva, Umrala and Vadodara, a hand pump pipeline has been installed under the Gujarat Water Supply and Sewage Board. Indian Rayon is setting up safe drinking water projects under the 'Swajaldhara Yojana'.

Social Welfare:

- Through mass widow remarriages and awareness camps on issues such as dowry, old age pension, addiction problems and divorcee rights, we supported more than 1,500 women.
- This year, Indo Gulf, in collaboration with Birla Sun Life Insurance, provided insurance cover of Rs. 1.164 lakhs to the BPL (Below Poverty Line) families, and Rs.1.30 lakhs was paid as death claims.

Our Board of Directors, our Management and all of our employees subscribe to the philosophy of compassionate care and to the upliftment of our rural societies.

ENVIRONMENT REPORT

We, as Group, are committed to sustainable development, to meeting the needs of the present without in any way jeopardizing the welfare of future generations. Our business strategies consciously factor environment conservation as a major principle. Your Company is continually looking for new ways to preserve the environment and manage resources responsibly.

Your Company has become a member of the American Chemistry Council (ACC) which awards the Responsible Care® certification. Titled RC-14001, this certification is granted for driving continual improvement in key areas: community awareness and emergency response, security, employee health and safety, pollution prevention, process safety, distribution safety and product stewardship. These measures are applicable not just to the organisation, but the entire supply chain. Already adopted in 53 countries, the Rayon Plant in Veraval is the first in India to receive the RC-14001 certification.

Your Company's plants – the Rayon Plant at Veraval, Jaya Shree Textiles at Rishra, the Carbon Black Plants at Renukoot and Gummidipoondi and Insulator Plants at Rishra and Halol — are all ISO 14000 EMS certified. Your Company's plants have also received the OHSAS 18001 Certification for Safety Management Systems and are SA 8000 certified for Social Accountability Standards.

Additionally, the Insulator Division's Rishra plant is BS EN ISO 14001: 2004, certified by The British Standards Institution, London. This certification prescribes controls for activities that impact the environment including the use of natural resources, handling and treatment of waste, and energy consumption. The Insulator plants are increasingly adopting new technologies, improving product yield and reducing water consumption per ton of output. Sludge generated from the Effluent Treatment Plant is recycled and sold to cottage industries, and as raw materials for low tension insulator industries.

An in-depth environmental audit is conducted at your Company's plants by Professional Environment Auditors, The Central Salt and Marine Chemical Institute (Bhavnagar) – a Gujarat Pollution Control Board recognized Institute — GITCO-Ahmedabad and the Bureau of Indian Standards. Their Audit Reports validate our commitment to environment conservation. Additionally, trained environment systems auditors conduct periodic checks.

Concerned about the air quality, your Company accords ensures that dust suppression consistently remains well within the prescribed limits. Air Monitoring Stations are provided, in and around the factory premises, for measuring SPM and other pollutants.

The Rayon Division's Caustic Soda Plant at Veraval is rated as a benchmark plant with the lowest rate of solid waste per ton of production. Sodium sulphide is made from hydrogen sulphide and sodium hypochlorite is produced from waste chlorine. We use hydrogen gas to produce caustic flakes, which is one of the cleanest fuels for Flakers Furnace and results in CO_2 elimination.

In the area of Solid Waste Management, due care is taken for the utilization of fly ash. We have commissioned a brick plant and are supplying the fly ash generated to our Group's cement plant.

A well-equipped laboratory and dedicated Environment Management Centre in the Veraval factory regularly analyses and monitors the eco-system of the complex.

Apart from the regular environment management best practices being followed, the Rayon Division is monitoring carbon dioxide emissions and has already initiated steps to reduce CO_2 emissions in the atmosphere as per the Kyto-Protocol signed by India.

ENVIRONMENT REPORT

The Rayon Plant at Veraval has won the coveted 'GreenTech Environment Excellence Gold Award 2008' for outstanding achievement in the chemical sector. Indian Rayon has also been honoured with a special award - 'Green Edge Award 2008' - in recognition of its efforts in leveraging Information Technology to safeguard the environment. Its IT initiatives have seen a reduction in paper and power consumption.

The Rayon Division has obtained Environment Clearance for its Expansion Project for Viscose Filament Yarn (1,650 MTPM), Caustic Soda Plant (400 TPD) and other related by products from the Ministry of Environment and Forest, New Delhi.

At your Company's Fertiliser Division, innovative mechanisms for environment protection are well in place. Process optimization, water conservation projects and using recycled treated effluent has substantially lowered the plant's water consumption. The Plant's water consumption level is comparable to world class Urea fertilizer plants globally. The Energy and Resources Institute (TERI) has conferred a Certificate of Appreciation in recognition of this division's efforts in environment management and innovative initiatives. Indo Gulf Fertilisers is constantly earning carbon credits from its CDM (Clean Development Mechanism) projects.

Our rain-water harvesting projects are well on track, and have been extended to our townships as well. Several water bodies in the catchment areas for rain-water storage and ground water recharging have been created. There is an additional upside as these projects help provide water to communities that live close to our plants.

Our endeavours to be as eco-efficient as possible are unrelenting.

SHAREHOLDER INFORMATION

1. **Annual General Meeting**

Date and Time	:	10th July, 2009 at 11.00 a.m.
Venue	:	Registered Office i.e. Indian Rayon Compound, Veraval - 362 266, Gujarat, India.

2. **Financial Calendar:**

Financial reporting for the quarter ending June 30, 2009	:	End of July, 2009
Financial reporting for the half year ending September 30, 2009	:	End of October, 2009
Financial reporting for the quarter ending December 31, 2009	:	End of January, 2010
Financial reporting for the year ending March 31, 2010	:	End of April, 2010
Annual General Meeting for the year ended March 31, 2010	:	July/August, 2010

3. **Dates of Book Closure** : 4th July, 2009 to 10th July, 2009 (both days inclusive)

4. **Dividend Payment Date** : 2nd or 3rd week of July, 2009

5a. **Registered Office** : Indian Rayon Compound,
Veraval – 362 266,
Gujarat, India.
Tel: (02876) 245711/248401
Fax: (02876) 243220
Email: abnlsecretarial@adityabirla.com

5b. **Website** : http://www.adityabirlanuvo.com
http://www.adityabirla.com

6a. **Listing on Stock Exchanges at:**

Equity Shares	**Global Depository Receipts (GDRs)**
Bombay Stock Exchange Ltd. Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai – 400 001. National Stock Exchange of India Ltd. "Exchange Plaza", Plot No. C/1, G – Block, Bandra-Kurla Complex, Bandra (East), Mumbai – 400 051.	Luxembourg Stock Exchange Undertaking, Societe de la Bourse de Luxembourg, L-2011, Luxembourg.

Note: *Listing Fees has been paid to all the Stock Exchanges as per their schedule.*

6b. **Overseas Depository for GDRs** : Citibank N.A.
Depository Receipts
388, Greenwich Street,
NEW YORK, NY – 10013.
USA Phone: 212/657-8782
Fax: 212/825-5398

6c. Domestic Custodian of GDRs:

ICICI Bank Limited
Securities Market Services
F7/E7, 1st Floor, 414,
Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013.
Ph: (+91-22) 2490 6882
Fax: (+91-22) 2492 3443

7. Stock Code:

	Stock Code	Reuters	Bloomberg
Bombay Stock Exchange	500303	ABRL.BO	ABNL IN
National Stock Exchange	ABIRLANUVO	ABRL.NS	NABNL IN
Global Depository Receipts (GDRs)		IRYN.LU	IRIG LX
ISIN No. of Equity Shares	INE069A01017		
ISIN No. of GDRs	USY394561192		

8. Stock Price Data:

	Bombay Stock Exchange				National Stock Exchange				Luxembourg Stock Exchange		
	High	Low	Close	Average Volumes	High	Low	Close	Average Volumes	High	Low	Close
	(In Rs.)			(In Nos.)	(In Rs.)			(In Nos.)	(In US$)		
Apr-08	1551.00	1322.00	1450.25	18782.05	1548.00	1325.20	1447.40	60411.55	37.04	33.72	36.96
May-08	1635.00	1400.00	1432.95	40222.30	1690.00	1402.05	1434.30	105440.15	37.17	34.1	34.2
Jun-08	1445.00	1155.00	1180.40	31727.62	1448.00	1162.95	1191.50	124066.71	33.99	27.46	27.46
Jul-08	1336.00	1035.00	1324.40	32297.35	1348.00	1035.00	1327.30	97575.26	30.59	24.27	30.59
Aug-08	1422.00	1199.00	1310.00	11263.10	1425.00	1232.00	1305.00	44225.35	33.29	29.27	30.5
Sep-08	1314.00	840.00	929.20	15834.62	1313.90	841.30	935.50	90243.24	29.21	19.8	20.21
Oct-08	990.00	423.00	549.45	41885.10	991.90	422.00	544.20	132095.65	20.99	9.15	11.12
Nov-08	659.40	421.00	481.50	84143.00	670.00	422.55	482.50	85635.61	13.77	8.51	9.1
Dec-08	610.05	465.00	574.65	15242.76	614.65	473.05	574.70	65121.86	12.34	9.59	12.34
Jan-09	625.00	450.00	470.45	20136.00	624.00	456.00	469.00	55427.60	12.4	9.66	9.66
Feb-09	485.00	405.10	416.35	19236.32	498.00	406.00	415.80	55963.53	9.8	8.06	8.06
Mar-09	461.85	330.25	444.20	50990.10	463.80	335.00	444.95	133955.05	8.89	6.56	8.76




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9. Stock Performance over the past few years:

Absolute Return (In %)			Annualised Returns (In %)		
(In Percentage)	**1 Year**	**5 Years**	**(In Percentage)**	**1 Year**	**5 Years**
ADITYA BIRLA NUVO	**-68.13%**	**136.11%**	**ADITYA BIRLA NUVO**	**-68.13%**	**18.75%**
BSE Sensex	-37.94%	73.66%	BSE Sensex	-37.94%	11.67%
NSE Nifty	-36.19%	70.49%	NSE Nifty	-36.19%	11.26%

10. Registrar and Transfer Agents :

(For share transfers and other communication relating to share certificates, dividend and change of address) : In-house Share Transfer
Registered with SEBI as Category II - Share Transfer Agent
(Registration No. INR 000001815)

Investor Service Centre,
Aditya Birla Nuvo Limited,
Indian Rayon Compound,
Veraval - 362 266,
Gujarat, India.
Tel: (02876) 245711/248401
Fax: (02876) 243220
E-mail: abnlsecretarial@adityabirla.com

11. Share Transfer System : Share transfers in physical form are registered normally within 2-3 days from the date of receipt, provided that the documents are clear in all respects.

Investor Relations & Finance Committee of the Board consider and approve transfer above 5,000 shares under one transfer deed. Further, certain officers of the Company have been authorised to approve transfers upto 5,000 shares under one transfer deed.

The total number of shares transferred in physical form during the year was 55,445 (Previous Year: 81,981). Majority of transfers were completed within 2-3 days from the date of receipt.

Transfer Period (in days)	2008-09				2007-08			
	No. of Transfers	**No. of Shares**	**%**	**Cumulative Total %**	**No. of Transfers**	**No. of Shares**	**%**	**Cumulative Total %**
1 - 5	1,021	46,577	87.94	87.94	1,849	66,000	82.28	82.28
6-10	24	2,155	2.07	90.01	173	3,816	7.70	89.98
11-15	22	1,640	1.89	91.90	19	592	0.85	90.83
16-20	44	1,864	3.79	95.69	53	1,636	2.36	93.19
21-30	50	3,209	4.31	100.00	153	9,937	6.81	100.00
30 and above	—	—	—	—	—	—	—	—
TOTAL	**1,161**	**55,445**	**100.00**	**—**	**2,247**	**81,981**	**100.00**	**—**

Number of pending Share Transfers as on 31.03.2009 : NIL.

12. Investor Services :

(a) The Share Department of the Company has been accredited with ISO 9001:2000 Certification for providing Investor and Secretarial Services by KPMG, Quality Registrar, Mumbai, with effect from August 24, 2007, for a period of three years. This Certification testifies the standards that the Company's Investor Services has achieved in complying with statutory and regulatory requirements and redressing investor grievances.

(b) Complaints received during the year:

Nature of Complaints	2008-09		2007-08	
	Received	Cleared	Received	Cleared
Opening Balance:	8	8	101	101
1) Relating to Transfer, Transmission, etc.	16	16	1	1
2) Dividend, Interest, Redemption etc.	11	11	4	4
3) Annual Report	6	6	3	3
4) Demat - Remat	6	6	11	11
5) Rights Issue related	4	4	804	796
6) Others	5	5	6	6
Total	56	56	930	922

(c) Legal proceedings on share transfer issues, if any: There are no major legal proceedings relating to transfer of shares.

13 . Distribution of Shareholding as on 31st March:

No. of Equity Shares Held	2009				2008			
	No. of Share-holders	% of Share-holders	No. of Shares Held	% of Share-holding	No. of Share-holders	% of Share-holders	No. of Shares Held	% of Share-holding
1-100	1,23,505	79.42	30,19,661	3.17	1,22,408	78.95	29,89,013	3.15
101-200	16,136	10.38	22,81,242	2.40	16,319	10.53	22,95,676	2.42
201 - 500	10,528	6.77	32,38,229	3.41	10,612	6.85	32,62,251	3.43
501-1000	3,144	2.02	21,84,151	2.30	3,269	2.11	22,72,290	2.39
1001-5000	1,859	1.20	34,55,589	3.64	1,993	1.29	37,53,525	3.95
5001-10000	117	0.08	7,98,801	0.84	147	0.09	10,27,490	1.08
10001 & above	208	0.13	8,00,31,617	84.24	280	0.18	7,94,07,805	83.58
Total	**1,55,497**	**100.00**	**9,50,09,290**	**100.00**	**1,55,028**	**100.00**	**9,50,08,050**	**100.00**

14. Categories of Shareholding as on 31st March:

Category	2009				2008			
	No. of Share-holders	% of Share-holders	No. of Shares Held	% of Share-holding	No. of Share-holders	% of Share-holders	No. of Shares Held	% of Share-holding
Promoters & Promoter Group	21	0.01	3,94,44,787	41.52	21	0.01	3,81,49,751	40.15
UTI and other Mutual Funds	88	0.06	44,14,293	4.65	145	0.09	82,50,538	8.68
Banks, Financial Institutions and Insurance Companies	114	0.07	1,13,03,869	11.90	68	0.04	1,00,63,766	10.60
FIIs	147	0.08	1,94,87,623	20.51	173	0.11	1,70,40,708	17.94
NRIs/OCBs	5,789	3.72	11,68,909	1.23	5,834	3.76	11,52,079	1.21
GDRs	3	0.00	32,77,725	3.45	3	0.00	32,93,392	3.47
Other Corporates	1,767	1.14	23,90,139	2.52	1,875	1.21	29,45,954	3.10
Individuals	1,47,568	94.92	1,35,21,945	14.22	1,46,909	94.78	1,41,11,862	14.85
Total	**1,55,497**	**100.00**	**9,50,09,290**	**100.00**	**1,55,028**	**100.00**	**9,50,08,050**	**100.00**

15. Dematerialisation of Shares and Liquidity : The shares of the Company are required to be compulsorily traded in the dematerialised form. The shares of the Company are admitted for trading under both the Depository Systems in India – NSDL and CDSL. The International Securities Identification Number (ISIN) allotted to the Company's Shares under the Depository System is INE069A01017. A total of 90,808,031 Shares of the Company constituting 95.58% of the Issued and Subscribed Share Capital were dematerialised as on 31st March, 2009.

16. Outstanding GDR/Warrants and Convertible Bonds, Conversion date and likely impact on Equity : Outstanding GDRs as on 31st March, 2009, are 32,77,725 amounting to 3.45% of outstanding paid-up equity capital of the Company. Each GDR represents one underlying Equity Share. The Company has also issued and allotted 2,05,00,000 warrants on preferential basis to the Promoter and Promoter Group Companies. These warrants, entitle the holder thereof to apply for and obtain allotment of one equity shares of the face value of Rs.10/- each at a premium of Rs. 1,997.45 per share within a period of 18 months from the date of allotment. Out of the said 2,05,00,000 warrants, 17,00,000 warrants were converted into Equity Shares on exercise of option by the two allottees . No further options for conversion of warrants into Equity Shares were exercised during the year.

Total 1,88,00,000 Warrants are outstanding as on 31st March, 2009.

17. Plant Locations

Garments Division:
Madura Garments

MG House (Regent — Gateway)
Plot No. 5B,
Doddanekkundi Industrial Area,
1 Stage, Krishnaraja Puram Hobli,
Brookefields,
Bangalore - 560 048
Phone: +91-080-67271600
Fax: +91-80-67272626
Email:- mg.enquiry@madura.adityabirla.com
Website:www.maduragarments.com

Textile Plants:
Jaya Shree Textiles

P.O. Prabhas Nagar - 712 249
Dist. Hoogly, West Bengal
Phone : (033) 26721146
Fax: (033) 26721683 / 26722626
E-mail: jayashree.abn@adityabirla.com

Carbon Black Plants:
Hi-Tech Carbon

Murdhwa Industrial Area
P.O. Renukoot 231 217
Dist. Sonbhadra, Uttar Pradesh
Phone : (05446) 252387 to 391
Fax: (05446) 252502 / 252858
E-mail: hitechr@adityabirla.com
Website:www.birlacarbon.com

K-16, Phase II, SIPCOT Industrial Complex
P.O. Gummidipoondi - 601 201
Dist. Tiruvallur - Tamil Nadu
Phone: (044) 27989233 to 36
Fax: (044) 27989129 / 27989116
E-mail: htcgmpd@vsnl.com
Website: www.birlacarbon.com

Rayon, Caustic Soda & Sulphuric Acid Plants:
Indian Rayon Division

Veraval 362 266, Gujarat
Phone: (02876) 245711/248401
Fax: (02876) 243220
E-mail: irilveraval@adityabirla.com

Fertiliser Plant:
Indo Gulf Fertilisers

P.O. Jagdishpur Industrial Area,
Dist. Sultanpur - 227 817,
Uttar Pradesh, India.
Phone: (05361) 270032-38
Fax: (05361) 270165 & 270595
E-mail: igfl@adityabirla.com

Insulator Plants:

P.O. Meghasar, Taluka: Halol,
Dist. Panchmahal, Gujarat - 389330.
Phone: (02676) 221002
Fax: (02676) 223375
Email: abi@adityabirla.com

P.O. Prabhas Nagar, Rishra,
Dist. Hoogly 712 249, West Bengal.
Phone:(033) 26723535
Fax: (033) 26722705
E-mail: abi@adityabirla.com

18. Investor Correspondence:

Other than Secretarial Matters:

Investor Relations Cell,
Aditya Birla Nuvo Limited,
Corporate Finance Division,
A-4, Aditya Birla Centre, 4th Floor,
S. K. Ahire Marg, Worli,
Mumbai 400 030.
Phone: (022) 6652 5000/2499 5000
Fax: (022) 6652 5821/2499 5821
E-Mail: nuvo-investors@adityabirla.com

On Secretarial and Investor Grievances Matters:

The Company Secretary,
Aditya Birla Nuvo Limited.

Registered Office:
Investor Service Centre,
Indian Rayon Compound,
Veraval – 362 266, Gujarat, India.
E-mail: abnlsecretarial@adityabirla.com

Corporate Office:
A-4, Aditya Birla Centre,
S.K. Ahire Marg, Worli, Mumbai 400 030.
Phone: (022) 6652 5585
Fax: (022) 6652 5821/2499 5821
E-mail: abnlsecretarial@adityabirla.com

19. Per Share Data:

	2008-09	2007-08	2006-07	2005-06	2004-05
Net Earnings (Rs. Crores)	137.43	243.07	224.97	186.93	113.72
Cash Earnings (Rs. Crores)	282.34	409.41	360.45	291.82	192.42
EPS *(Rs.)	14.46	25.97	25.74	25.01	19.54
CEPS *(Rs.)	29.72	43.80	41.16	38.75	32.21
Dividend Per Share (Rs.)@	4.00	5.75	5.50	5.00	4.00
Dividend Payout (on Net Profit) (%)	30.87	26.29	26.02	25.47	24.07
Book Value Per Share (Rs.)	434	424	335	264	226
Price to Earnings * (NSE)	30.77	53.76	41.60	29.91	20.59
Price to Cash Earnings * (NSE)	14.97	31.88	26.02	19.30	12.49
Price to Book Value * (NSE)	1.03	3.30	3.20	2.83	1.78

@ Recommended by Board for approval of shareholders at ensuing AGM.
* Before Exceptional Item

20. Investor Services:

1 Equity shares of the Company are under compulsory demat trading by all investors, with effect from 5th April, 1999. Considering the advantages of scripless trading, shareholders are requested in their own interest to consider dematerialisation of their shareholding so as to avoid inconvenience in future.

2 Shareholders/Beneficial Owners are requested to quote their Folio No./DP & Client ID Nos., as the case may be, in all correspondence with the Company. All correspondences regarding securities of the Company should be addressed to the Investor Service Centre of the Company situated at the Registered Office of the Company at Indian Rayon Compound, Veraval. Company has also designated an exclusive email ID abnlsecretarial@adityabirla.com for effective investors' services where they can register their complaint/queries and requests for speedy and prompt redressal/communication.

3 Shareholders holding shares in physical form are requested to notify to the Company, change in their address/Pin Code number with proof of address and Bank Account details promptly by written request under the signatures of sole/first joint holder. Beneficial Owners of shares in demat form are requested to send their instructions regarding change of name, bank details, nomination, power of attorney, etc., directly to their DP.

4. To prevent fraudulent encashment of dividend warrants, members are requested to provide their Bank Account details (if not provided earlier) to the Company (if shares are held in physical form) or to DP (if shares are held in demat form), as the case may be, for printing of the same on their dividend warrants.

5. Non-resident members are requested to immediately notify the following to the Company in respect of shares held in physical form and to their DPs in respect of shares held in dematerialised form:

- Indian address for sending all communications, if not provided so far;
- Change in their residential status on return to India for permanent settlement;
- Particulars of the Bank Account maintained with a bank in India, if not furnished earlier; and
- Email ID and Fax No(s), if any.

6. For expeditious transfer of shares in physical form, shareholders should fill in complete and correct particulars in the transfer deed. Wherever applicable, registration number of Power of Attorney should also be quoted in the transfer deed at the appropriate place.

7. Shareholders are requested to keep record of their specimen signature before lodgement of shares with, Company to obviate the possibility of difference in signature at a later date.

8. Shareholders of the Company who have multiple accounts in identical name(s) or holding more than one Share Certificate in the same name under different Ledger Folio(s) are requested to apply for consolidation of such Folio(s) and send the relevant Share Certificates to the Company.

9. Section 109A of the Companies Act, 1956 extends nomination facility to individuals holding shares in physical form in companies. Shareholders, in particular, those holding shares in single name, may avail the above facility by furnishing the particulars of their nominations in the prescribed Nomination Form, which can be downloaded from the website of the Company or obtained from the Investor Service Centre of the Company by sending written request through any mode including e-mail on abnlsecretarial@adityabirla.com

10. Shareholders are requested to visit the Company's website www.adityabirlanuvo.com for -

- Information on investor services offered by the Company.
- Downloading of various forms/formats, viz., Nomination Form, ECS Mandate Form, Indemnity, Affidavits, etc.

DIRECTORS' REPORT TO THE SHAREHOLDERS

Dear Shareholders,

We are pleased to present the **52nd Annual Report** together with the audited accounts of your Company for the financial year ended 31st March, 2009.

Financial year 2008-09 proved to be a challenging one for the corporate world. The economies across the globe experienced demand slowdown and liquidity crunch which led to sharp volatility in the financial markets as well as commodity prices. The impact on Indian industry was visible in the second half of the financial year.

Even under this testing scenario, 'Value' businesses of your Company, combined together, have maintained their operating profits despite the **Carbon Black** business being impacted severely by unprecedented volatility in crude oil prices. The **Fertilisers** business achieved its highest ever profitability. The **Rayon, Insulators** and **Textiles** businesses posted satisfactory results despite higher input and fuel costs prevailing during the major part of the year and the slowdown in the textiles industry.

The **Telecom and Financial Services, the key 'Growth' Businesses have outperformed industry and enhanced market share supported by strategic initiatives taken.** These businesses together account for over 50% of your Company's consolidated revenues.

The **Telecom** business doubled its operating service areas from 8 to 16 in just three years span. In last one year itself, Idea Cellular Limited ("Idea") added five new service areas with a clear focus to become a Pan India player.

- As a result, subscribers' base increased from 24 million to 43.02 million with an improved all India market share at 11% compared to 9.2% one year ago.
- Cash inflows from TMI and Providence deals made Idea an almost debt free company, which will cushion financing of its expansion plans going forward.

In the **Financial Services** businesses, the thrust on expanding customer reach and launching innovative products has helped gain significant market share amidst slowdown woes.

- Birla Sun Life Insurance Company Limited improved its market share from 6.6% to 9% supported by 44% growth in new business premium while industry de-grew by 3%.
- Birla Sun Life Asset Management Company Limited enhanced its market share from 6.8% to 9.5%, growing by 31% in terms of average domestic AUM while industry de-grew by 7%.
- Your Company has entered new business segments in the financial services space with a vision **to become a leader and role model in the financial services sector with a broad-based and integrated business.**
- Your Company acquired 76% stake in Apollo Sindhoori Capital Investments Ltd. ("ASCIL") - a retail broking company and bought balance 50.01% shareholding in Birla Sun Life Distribution Company Limited ("BSDL"). The large customer base of ASCIL offers a huge opportunity to derive synergies through cross selling. Besides, nation-wide network of ASCIL and BSDL will be leveraged as a common distribution platform offering a bouquet of financial products and services.

In the **BPO** business, revenues growth in the 'North America' region was impaired in the second half of the year due to global slowdown. The business initiated site rationalisation and cost control measures to reduce the impact. As a result, the business remained positive at EBITDA level despite site closure costs, forex loss and higher manpower costs.

In the **Garments** business, while expansion of retail space supported growth in revenues, bottom-line was impacted due to new store openings and launch of new concepts 'The Collective' and 'Peter England People'. Garments exports business suffered lower capacity utilisation and forex loss due to weak order flow and cancellation of few orders led by global slowdown. Substantial restructuring and cost control measures are being pursued to curtail losses and bring back profitability.

DIRECTORS' REPORT TO THE SHAREHOLDERS

FINANCIAL PERFORMANCE

Your Company's **consolidated** net income from operations grew by 15% from Rs. 11,861.1 Crores to Rs. 13,643.2 Crores supported by the Life Insurance, Telecom, Fertilisers, Carbon Black and Garments businesses.

Afore-mentioned key strategic initiatives pushed up the consolidated revenues of your Company though with initial strain on profitability. The growing size of new business premium in the Life Insurance business pulled down consolidated profitability. One-time aberration in the Carbon Black business, start-up costs incurred for the launch of new apparel retail stores and loss incurred in the BPO business also impacted bottom line. As a result, your Company reported a consolidated net loss of Rs. 430.5 Crores against a net profit of Rs. 150.8 Crores achieved last year.

The **standalone** net income from operations of your Company grew by 21% from Rs. 3,953.1 Crores to Rs. 4,786.2 Crores supported by the Fertilisers, Carbon Black and Branded Garments businesses. However, the standalone net profit de-grew from Rs. 243.1 Crores to Rs. 137.4 Crores, largely due to lower profitability in the Carbon Black and the Branded Garments businesses besides higher interest costs on borrowings taken primarily to fund capital expenditure requirements of the standalone businesses, acquisition of ASCIL and capital infusion in the Life Insurance business.

The afore-mentioned initiatives will lay a strong foundation for future growth of your Company and pay back well in the long run. However, to mitigate the short term effects of the slowdown, your Company has initiated various measures in the areas of capital expenditure rationalisation, working capital management, cost control and asset sweating.

The business-wise performance review, outlook and strategy have been spelt out in depth in the Management Discussion and Analysis section, which forms part of this Annual Report.

FINANCIAL PERFORMANCE

Rs. Crores

	On Consolidated		**On Standalone**	
	Current Year Ended 31.03.2009	**Previous Year Ended 31.03.2008**	**Current Year Ended 31.03.2009**	**Previous Year Ended 31.03.2008**
Profit before Depreciation/Amortisation and Tax	148.35	676.24	328.26	454.93
Depreciation and Amortisation	695.94	524.94	165.96	141.10
Profit/(Loss) before Exceptional Items and Tax	**(547.59)**	**151.30**	**162.30**	**313.83**
Exceptional Gain/(Loss)	(2.23)	0.73	—	0.73
Profit/(Loss) before Tax	(549.82)	152.03	162.30	314.56
Provision for Taxation (Net)	75.29	125.86	24.87	71.49
Net Profit/(Loss) before Minority Interest	**(625.11)**	**26.17**	**137.43**	**243.07**
Minority Interest in the Loss of Consolidated Subsidiaries	(194.59)	(124.61)	—	—
Net Profit/(Loss)	**(430.52)**	**150.78**	**137.43**	**243.07**
Balance Brought Forward	(642.48)	(565.84)	21.06	16.90
Amount Transferred on change in stake in Subsidiaries/Joint Ventures	50.37	18.41	—	—
Profit Available for Appropriation	**(1,022.63)**	**(396.65)**	**158.49**	**259.97**

DIRECTORS' REPORT TO THE SHAREHOLDERS

Rs. Crores

	On Consolidated Basis		On Standalone Basis	
	Current Year Ended 31.03.2009	Previous Year Ended 31.03.2008	Current Year Ended 31.03.2009	Previous Year Ended 31.03.2008
Appropriations:				
Proposed/Interim Dividend	**41.01**	**56.28**	**38.00**	**54.63**
Corporate Tax on Dividend	**7.18**	**9.58**	**4.43**	**9.28**
General Reserve	**13.75**	**175.00**	**13.75**	**175.00**
Debenture Redemption Reserve	**16.28**	—	**16.28**	—
Special Reserve	**6.55**	**4.97**	—	—
Surplus/(Deficit) Carried to Balance Sheet	**(1,107.40)**	**(642.48)**	**86.03**	**21.06**
Total	**(1,022.63)**	**(396.65)**	**158.49**	**259.97**

Exceptional Items				
VRS Expenses	(1.18)	—	—	—
Gain/(Loss) on Sale of Undertaking/Subsidiary	(1.05)	0.73	—	0.73
Exceptional Gain/(Loss)	**(2.23)**	**0.73**	—	**0.73**

DIVIDEND

Your Directors recommend for your consideration a dividend of Rs. 4/- per Equity Share of Rs. 10/- for the year ended 31st March, 2009.

The final outgo on dividend is as under :

Rs. Crores

	Current Year	Previous Year
On 9,50,09,290, fully paid-up Equity Shares of Rs. 10/- each, @ Rs. 4.00/- per share.	38.00	—
(Previous Year: Final dividend on 9,50,08,050 fully paid-up Equity Shares of Rs. 10/- each @ Rs. 5.75/- per Share)	—	54.63
Corporate Dividend Tax	4.43	9.28

FINANCE

Your Company raised long-term loan aggregating to Rs. 259.8 Crores by way of foreign currency borrowings, Rs. 500 Crores by way of Non-Convertible Debentures and Rs. 220 Crores by way of Rupee loan.

Term Loan aggregating to Rs. 185.7 Crores were repaid during the year.

HUMAN RESOURCES

Your Company, believes that our people give us our competitive edge. So business priorities are aligned with the aspirations of employees, culminating in the development of an empowered and responsive human capital. Our work environment encourages innovation and creativity and promotes a culture that facilitates entrepreneurial activity within the organization.

Through our strong Employer Brand, we were able to attract more than 300 employees to the Company who have become part of our competent and committed workforce.

Your Company's Fertilisers Division, Indo Gulf Fertilisers, Jagdishpur (IGF) and Insulator Division Aditya Birla Insulators, Rishra (ABI, Rishra) have entered into Long Term wage agreements.

For the first time, IGF's Wage Agreement clubs 3 separate and different settlements into one single agreement that will be in operation for a period of 4 years i.e. 31.03.2012.

ABI, Rishra, inked a productivity linked long term agreement for 5 years with six recognized trade unions at a bilateral level without any loss of man days.

Your Company continued to support learning and development initiatives to enhance the functional as well as the behavioural competencies of our people. At 'Gyanodaya' - The Aditya Birla Institute of Management Learning, over 210 executives were enlisted for various high quality learning interventions. These programs supplemented with a combination of developmental assignments, classroom and web based training, have enabled our people to continuously learn, develop and grow.

Our performance management system is primarily based on competencies and values. We closely monitor growth and development of talent in your Company, to align personal aspirations with the organisational purpose.

CONSOLDATED FINANCIAL RESULTS

Consolidated Financial Statements pursuant to Clause 41 of the Listing Agreement entered into with the Stock Exchanges and prepared in accordance with the Accounting Standards prescribed by the Institute of Chartered Accountants of India, are attached for your reference.

CORPORATE GOVERNANCE

Your Directors reaffirm their commitment to good corporate governance practices and adheres to all the major stipulations laid down by the SEBI Corporate Governance Practices.

This Annual Report contains a section on Corporate Governance highlighting adherence to the SEBI Code on Corporate Governance.

Your Company's Statutory Auditors' Certificate dated 28th April, 2009 in terms of Clause 49 of the Stock Exchange Listing Agreement is annexed to (Annexure A) and forms part of the Directors' Report.

As required under Section 217(2AA) of the Companies Act, 1956, your Directors confirm that:

i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

iv) the Directors have prepared the annual accounts on a 'going concern basis'.

SUBSIDIARY COMPANIES

During the year, the following companies became subsidiaries of the Company:

1) Aditya Birla Financial Services Private Ltd.,
2) Aditya Birla Capital Advisors Private Ltd.,
3) Aditya Birla Securities Private Ltd.,
4) Aditya Birla Customer Services Private Ltd.,
5) Aditya Birla Shared Financial Services Ltd.,

6) Apollo Sindhoori Capital Investments Ltd.,
7) Apollo Sindhoori Commodities Trading Ltd.,
8) Birla Sun Life Distribution Company Ltd. and
9) BSDL Insurance Advisory Services Ltd.

During the year, Aditya Birla Securities Private Ltd. and BGFL Corporate Finance Private Ltd. ceased to be subsidiaries of your Company.

To provide a brand image of the Group in the retail business, the name of Crafted Clothing Private Ltd. has been changed to MG Lifestyle Clothing Company Private Ltd. and Minacs Worldwide Inc. was changed to Aditya Birla Minacs Worldwide Inc.

The Company has made an application to the Central Government for seeking exemption under Section 212(8) of the Companies Act, 1956, from attaching a copy of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and the report of the Auditors of all the subsidiary companies, which will not be attached with the financial statements of your Company. However, these documents will be made available to the investors of the Company and of the subsidiary companies, who seek such information at any point of time. The Annual Accounts of the subsidiary companies are open for inspection by any investor at the Registered Office of the Company and of the concerned subsidiary Company. Any shareholder of the Company, who wishes to obtain a copy of the said documents of any of the subsidiary companies, may send a request in writing to the Company Secretary at the Registered Office of the Company so that the needful can be done.

EMPLOYEE STOCK OPTION SCHEME (ESOS)

As mentioned last year, in terms of ESOS - 2006, the ESOS Compensation Committee had granted 3,29,373 Stock Options to the Whole-time Directors and employees, including 10,770 Options to some employees of the Subsidiary Companies, in two tranches. Out of the total options granted, 20,190 and 43,400 options lapsed out of the options granted in first and second tranche respectively. As on 31st March, 2009, 2,65,783 options are outstanding, which are convertible into shares on exercise of option for conversion as per schedule of vesting.

Details of the options issued under ESOS - 2006, as also the disclosures in compliance with Clause 12 of Securities and Exchange Board of India (Employees Stock Option Scheme) Guidelines, 1999, are set out in the Annexure B to this Report

FIXED DEPOSITS

Your Company was accepting fixed deposits from the employees. During the year, acceptance of such fixed deposits has been discontinued from January 2009 onwards. The total outstanding deposits are Rs. 3.51 Crores as at 31st March, 2009.

The erstwhile Birla Global Finance Ltd. (since amalgamated with the Company) had accepted deposits from the public till 24th July, 2000. Of the total matured fixed deposits, as on 31st March, 2009, there were unclaimed fixed deposits of Rs. 4.66 lacs. These unclaimed deposits are kept in a separate earmarked bank account.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

The Information relating to the Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo required under Section 217(1)(e) of the Companies Act, 1956, is set out in a separate statement attached to this Report (Annexure C) and forms part of it.

In accordance with the provisions of Section 217(2A) read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are to be set out in the Directors' Report, as an addendum thereto. However, as per the provisions of Section 219(1)(b)(iv) of the Companies Act, 1956, the

Report and accounts as therein set out, are being sent to all members of the Company excluding the aforesaid information about the employees. Any member, who is interested in obtaining such particulars about employees, may write to the Company Secretary at the Registered Office of the Company.

DIRECTORS

Following are the changes in the Directorate of the Company:-

- Mr. Arun Maira was appointed on the Board of the Company as an Additional and Independent Director, at the Board Meeting held on 4th August, 2008. Dr. Bharat K. Singh was re-appointed as Managing Director of the Company for a term of 1 year expiring on 31st October, 2009. He has expressed his desire to retire from the service on 30th June, 2009.
- Dr. Rakesh Jain, Whole-time Director of the Company was re-designated as the Joint Managing Director w.e.f. 17th December, 2008. The Board has re-appointed Dr. Rakesh Jain as Managing Director of the Company w.e.f. 1st July, 2009, on retirement of Dr. Singh.
- Mr. Vikram Rao and Mr. Adesh Gupta, Whole-time Directors of the Company resigned w.e.f. 1st February, 2009 and 28th April, 2009, respectively.
- Mr. Pranab Barua has been appointed as Whole-time Director of the Company in place of Mr. Vikram Rao.

The Board places on record its sincere appreciation of the valuable services rendered by Dr. Bharat K. Singh as Managing Director and Mr. Vikram Rao and Mr. Adesh Gupta as Whole-time Director(s) of the Company during their tenure.

Mr. Kumar Mangalam Birla, Mr. B.L. Shah and Mr. B.R. Gupta, retire from office by rotation, and being eligible, offer themselves for re-appointment at the ensuing Annual General Meeting.

Resolutions seeking your approval for the appointment of Mr. Arun Maira, Dr. Rakesh Jain and Mr. Pranab Barua have been incorporated in the Notice of the forthcoming Annual General Meeting along with brief details about them.

AWARDS AND RECOGNITION

Your Company has been the proud recipient of the following awards and recognitions:

- **INDIAN RAYON DIVISION**
  - National Energy Conservation Award in appreciation of achievements in Textiles Sector from Ministry of Power, New Delhi.
  - Gold Award in Chemical Sector for outstanding achievement in Environment Management from Greentech Foundation, Goa.
  - ISO 14001: 2004 Certificate for implementation of Excellent Environment Management System awarded by Intertek Systems Inc.
  - RC 14001: 2005 Certificate for implementation of Excellent Environment, Health, Safety and Responsible Care Management awarded by Underwriters Laboratories Inc.
  - CIO 100 2008 Award for Information Technology Invocation awarded by IDG, CIO Magazine.
  - CIO Green Edge Award for Operational and Strategic Excellence in Information Technology awarded by IDG, CIO Magazine.
- **JAYASHREE TEXTILES DIVISION**
  - IMC Ramakrishna Bajaj National Quality Award for "Performance Excellence" in the Manufacturing Category.
- **CARBON BLACK DIVISION**
  - ISO 27001 Certificate for the effective implementation of Information Security Management System awarded by BSI Management Systems, India.
  - Award for "Par Excellence" awarded by Quality Circle Forum of India, Kanpur Chapter.

- **MADURA GARMENTS DIVISION**
  - THE "Global Youth Marketing Award" for Most Admired Youth Women's Wear Brand for Van Heusen.
  - Clothing Manufacturers' Association of India Awards:
    - "Allen Solly" was adjudged as the Best Women's Wear Brand under Western Wear category.
    - Madura Garments — Most Admired Company of the Year.
    - Madura Garments — Clothing Company of the Year.
  - Images Fashion Awards:
    - "Louis Philippe" was adjudged as the Most Admired Wrinkle Free Brand.
    - "The Collective" was adjudged as the Most Admired Fashion Concept.
    - "Allen Solly" was adjudged as the Most Admired Men's Wear Brand.
    - "Van Heusen" was adjudged as the Most Admired Women's Wear Brand.
- **INDO-GULF FERTILISERS**
  - ISO/IEC 27001: 2005 Certificate for Effective Management Information Security in overall operations.
- **INSULATORS DIVISION**
  - The Golden Peacock Environment Management Award-2008 in Environment Category awarded by Institute of Directors.
  - IMC Ramakrishna Bajaj National Quality Award-2008 in Quality Management Category awarded by Indian Merchants Chambers.
  - "Excellent and Distinguished" Category Award-2008 in Quality Management at National Convention on Quality Circle (NCQC) awarded by Quality Circle Forum of India (GCFI).
  - ISO 9001: 2000 Certificate for Quality Management System awarded by BSI Management System, India.
  - ISO 14001: 2004 Certificate for Environmental Management System awarded by BSI Management Systems, India.

AUDITORS

The observations made in the Auditors' Report are self-explanatory, and therefore, do not call for any further comments under Section 217(3) of the Companies Act, 1956.

Your Directors request you to appoint Auditors for the current year as set out in the accompanying notice of the Annual General Meeting.

APPRECIATION

Your Directors take this opportunity to express their sincere appreciation for the excellent support and co-operation extended by the shareholders, customers, suppliers, bankers and other business associates. Your Directors gratefully acknowledge the ongoing co-operation and support provided by Central and State Governments and all Regulatory bodies.

Your Directors place on record their deep appreciation for the exemplary contribution made by employees at all levels. Their dedicated efforts and enthusiasm have been pivotal to your Company's growth.

For and on behalf of the Board

Chairman

Mumbai
28th April, 2009

ANNEXURE 'A' TO THE DIRECTORS' REPORT

Auditor's Certificate

To
The Members of Aditya Birla Nuvo Limited

1. We have examined the compliance of conditions of Corporate Governance by Aditya Birla Nuvo Limited ('the Company') for the year ended March 31, 2009, as stipulated in clause 49 of the Listing Agreement of the Company with Stock Exchanges.
2. The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.
3. *The board of directors did not have the minimum number of independent directors as required by Clause 49I(A)(i) of the Listing Agreement for the period from April 8, 2008 to January 31, 2009.*
4. *Subject to our comment in paragraph 3, above,* in our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.
5. We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per Shivji K. Vikamsey
Partner
Membership No. 2242

Mumbai
April 28, 2009

For S. R. BATLIBOI & CO.
Chartered Accountants

Per Hemal Shah
Partner
Membership No. 42650

Mumbai
April 28, 2009

ANNEXURE 'B' TO THE DIRECTORS' REPORT

Disclosure pursuant to the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme) Guidelines, 1999.

	Nature of Disclosure	Particulars
a)	Options granted	3,29,373
b)	The pricing formula	Tranche 1: The exercise price was determined by averaging the daily closing price of the Company's equity shares during 7 days immediately preceding the date of grant and discounting it by 10%. Exercise price - Rs.1,180 per option Tranche 2: The exercise price was the closing market price, prior to the date of grant – Exercise price -Rs.1,802 per option.
c)	Options vested	68,976
d)	Options exercised	NIL
e)	The total number of shares arising as a result of exercise of options	NIL
f)	Options lapsed	60,230
g)	Variation of terms of options	NIL
h)	Money realized by exercise of options	NIL
i)	Total number of options in force	2,65,783
j)	Employee wise details of options granted:	
	i) Senior managerial personnel:	1. Mr. Vikram Rao* :- 63,600 2. Dr. Rakesh Jain :- 13,470 3. Mr. K.K.Maheshwari :- 63,600 4. Mr. Adesh Gupta :- 8,420 5. Dr. Bharat K. Singh :- 20,200 * Transferred w.e.f. 1st February, 2009
	ii) Any other employee who received a grant in any one year of option amounting to 5 % or more of options granted during that year.	NIL
	iii) Identified employees who were granted option, during any one year, equal to or exceeding 1 % of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant.	NIL
k)	Diluted Earnings Per Share	NA
l)	Difference between the employee compensation cost computed using the intrinsic value of the stock options and the employee compensation cost that shall have been recognized if the fair value of the options was used.	Rs. 6.23 Crs.

	The impact of this difference on profits and on EPS of the company	The effect of adopting the fair value on the net income and earnings per share for 2008-09 is as presented below :

Particulars	Rs. in Crores	
Net Income / Profit	137.43	
Add: Intrinsic value compensation cost	1.29	
Less: Fair Value Compensation Cost	7.52	
Adjusted Net Income	131.20	
Earnings Per share	Basic (in Rs.)	Diluted (in Rs.)
As reported :	14.46	14.46
As adjusted :	13.80	13.80

m)	(i) Weighted-average exercise prices and weighted-average fair values of options whose exercise price equals the market price of the stock	Options granted under Tranche II Weighted average exercise price (Rs.): 1,802 Weighted average fair value (Rs.): 825.67
	(ii) Weighted-average exercise prices and weighted-average fair values of options whose exercise price is less then the market price of the stock	Options granted under Tranche I Weighted average exercise price (Rs.): 1,180 Weighted average fair value (Rs.): 591.53
	(iii) Weighted-average exercise prices and weighted-average fair values of options whose exercise exceeds the market price of the stock	NIL
n)	A description of the method and significant assumptions used during the year to estimate the fair values of options, including the following weighted-average information:	
	(i) risk-free interest rate (%)	7.78
	(ii) expected life (No. of years)	5
	(iii) expected volatility (%)	38
	(iv) dividend yield (%)	0.52
	(v) the price of the underlying share in market at the time of option grant	Tranche 1: Rs. 1,283 Tranche 2: Rs.1,960


CHENNAI
SUPER
KINGS

ANNEXURE 'C' TO DIRECTORS' REPORT

Information under Section 217(1)(e) of the Companies Act, 1956, read with Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, and forming part of the Directors' Report for the year ended 31st March, 2009.

A. CONSERVATION OF ENERGY

a) Energy Conservation Measures Taken:

In line with the Company's declared commitment towards conservation of natural resources, all business units have continued with their efforts to improve energy usage efficiencies.

The Company is engaged in the continuous process of energy conservation through improved operational and maintenance practices.

Steps taken by various divisions of the Company in the direction are as under:

i) Rayon Division

- Connected Coning Machine Motors of Textile Department to Star.
- Modified Cooling Water System to have same cooling effect with reduced consumption of energy in Cooling Tower.
- Reduced compressed air pressure.
- Stopped loss of conditioned air from Textile Department.
- Reduced the running hours of vapour absorption machines by optimising the process temperature.

ii) Carbon Black Division

- Replaced single 700KW Process Air Blower (PAB) and single 1000KW PAB with two 700KW PAB.
- Introduced new system of controlling the instrument air pressure.
- Replaced existing mixture with mixture of Weak Base Anion and Strong Base Anion Resin.
- Conserved and Recycled effluent water from Demineralization Plant and Cooling Tower for plant washing purpose.

iii) Textiles Division

- Installed Variable Frequency Drive for Humidification Tower.
- Installed Condensate Water Recovery System in Process House.
- Installed of New Air Compressor in place of Old inefficient Air Compressor.

iv) Insulators Division

- Replaced existing HP motors with HP motors attached with AC Drives and modified Running of Agitators and Pressure Switch in Slip House.
- Installed Variable Frequency Drives and implemented timer-based operation of high energy consuming equipments.
- Fitted Electronics Ballast in tube lights, timers for street lights and Level Controlling Switch.
- Installed AC Drives, Exhaust Fans and Ballast Air Fan at the plant.
- Utilised Hot Air from New Tunnel Kiln to Assembly Booth.
- Optimised the Compressor efficiency for Plant Process Air.
- Converted Kilns from Kerosene Firing and Oil Firing to Coal Gas Firing and to Natural Gas Firing respectively.
- Replaced tube lights by CFL in staff colony.

v) Fertilisers Division

- Initiated Performance Evaluation System for various manufacturing equipments.

b) Additional Investments and Proposals, if any, being implemented for reduction of consumption of Energy.

i) Rayon Division

- Installation of Variable Frequency Drive in Air-washer fans.
- Installation of Energy Efficient Screw Chiller to stop reciprocating type chillers.
- Installation of energy efficient FRP Fans in place of old/inefficient Cooling Tower Fans.
- Installation of Energy Efficient Pumps in place of old/less efficient Chilled and Cooling Water Pumps.
- Replacement of Diaphragm Valve with Ball Valve in After Treatment plant.

ii) Carbon Black Division

- Installation of Energy Efficient Lighting.
- Introduction of Zero Water Discharge Project.

iii) Textiles Division

- Conversion of Autoclave from oil to electrical heating system.

iv) Insulators Division

- Installation of Electronic Ballast.
- Installation of timers for controlling running hours of the equipments.
- Installation of AC drives.
- Installation of Recuperator for Heat Recovery.
- Provision for installation of Solar Water Heating System.
- Steps to be taken for rationalisation of motor capacity.
- Undertaking of process of Gas Conversion.

v) Fertilizers Division

- In process of finalising Energy Saving and Techno-Economic viable schemes.

c) Impact of measures at (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods:

The energy conservations measures taken in **Rayon Division** have resulted in energy saving and consequent decrease in the cost of production.

The energy conservation measures taken in **Carbon Black Division** have resulted into energy saving and consequent reduction in cost of production.

The above measures taken in **Insulators Division** have resulted into energy saving, reduction in power consumption and power loss, and consequent reduction in cost of production.

The Energy conservation measures taken by **Fertilisers Division** have resulted in reducing the energy consumption in the fertiliser complex. Besides these measures, have led to reduction in consumption of fossil fuel (natural gas/naphtha) and consequential reduction in CO_2 gas emission, a green house gas, thus abating global warming.

d) Total Energy Consumption and Energy Consumption per Unit of Production as per prescribed Form – A:

As per annexure attached.

B. TECHNOLOGY ABSORPTION

Efforts made in Technology Absorption – as per Form B given below:

Form – B

1. RESEARCH AND DEVELOPMENT

a) Specific areas in which research & development (R&D) is being carried out:

i) Rayon Division

- Introduced Project "Lakshya" to establish capability in terms of plant operations and fine tuned process parameters to achieve consistent quality.
- Initiated the process of identifying the key technical parameters of different segments and joint projects with customers to improve upon the intrinsic quality of the yarn.
- Experimented with different recipes for Viscose for improving quality and optimising composition.
- Enhanced intrinsic properties of the yarn on pilot machine by optimising the spinning machine configuration.
- Developed mono filament yarn by splitting of multi-filament yarn.
- Low temperature drying by dehumidification of the inlet air in Cake Dryers of After Treatment Department.
- Installed 6 broken Filament Detector on trial positions on one of the coning machines.
- Recovered Zinc and Sodium Sulphate through Nano Filtration.

ii) Insulators Division

- Focused activities in area of New Product Development (High Rating Product).
- Modified several product design.
- Unified body composition of Hollow and Solid Core Products.
- Introduced Pitcher in unified body.
- Developed Special Gaze for reglazing of insulators.
- Developed Cost Effective Commercial Body to cater lower value products.

iii) Fertilisers Division

- Development activities towards Energy Conservation, Waste Recycling, Pollution Control and Quality Improvement.
- Focused activities in the areas of new Product development, i.e., Zincated, Boronated and Sulfonated Urea.

b) Benefits derived as a result of the above R & D:

The research and development activities, carried out in **Rayon Division**, have lead to Improvement in process and productive capacity, better quality and marketability of products, development of new range of products, value addition in the existing products, enhancement of product range, reduced effluent load, improved process control, improved customer satisfaction, development of eco-friendly products and reduction of cost of production, improved Company's image and higher realisation.

The research and development activities **Insulators Division** have resulted in better material and scrap movement, power consumption, increase in mechanical strength and conversion of rejected/defect pieces to good pieces and also in cost optimisation along with quality consistency.

In the year 2008-09, **Indo Gulf Fertilisers** produced of value added product, Neem Coated Urea, for farmers and marketed 2.08 Lacs MT of Neem Coated urea under the brand name "KRISHIDEV". In a very short time, the Company established a leadership in the field of Neem Coated Area.

c) Future Plan of Action:

(i) Rayon Division

- Enhance colour yarn quality.
- Efforts towards reduction of energy and consumption ratios of various components of production.
- Improvement in intrinsic quality of yarn.
- Reduction in energy consumption.
- Development of specialty yarn.

(ii) Carbon Black Division

- Research & Development activities in the field of carbon black application in industry like Ink, Paint and Plastics.

(iii) Insulators Division

- Using ETP Cake in manufacturing of Ball Mill Lining.
- Using Coarse Alumina in order to reduce cost.
- Unification of brown and grey glaze to optimise firing atmosphere.

(iv) Fertilisers Division

- Continuous Research & Development activities in area of New Product Development.
- To achieve excellence in producing and marketing value added products.
- Initiation of Project in association with IIT, Kanpur, for the removal of Ammonia, Urea and Carbon dioxide from Ammonia/Urea Process Condensate using novel membrane techniques.

d) Expenditure on R&D:

i)	Capital Expenditure	-	Rs. 17.00 Lacs
ii)	Recurring Expenditure	-	Rs. 179.70 Lacs
iii)	Total	-	Rs. 196.70 Lacs

iv) Total R&D Expenditure as a percentage of total turnover 0.04%.

2. TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION

a) Efforts in brief, made towards technology absorption, adaptation and innovation:

i) Rayon Division

- Activities carried out for Optimisation of spinning process to improve the physical properties of the yarn through learning from other Spinners.
- Developed new dye combinations to improve the coloured yarn quality with the help of Dye Suppliers.
- Experimented various recipes of Viscose on the Pilot Viscose plant and Spinning Machines.
- Implemented various configurations on spinning Machines to improve the intrinsic properties.

ii) Insulators Division

- Installed of Humidification System during Blank Turning Operations.
- Installed necessary equipments and m/c for producing polymer insulators.

iii) Fertilisers Division

- Initiated Project in association with IIT, Kanpur, for the removal of Ammonia, Urea and Carbon dioxide from Ammonia/Urea Process Condensate using novel membrane techniques.
- Continued efforts in preparation of steam, power and material balances and to check on the actual performance against design.

b) Benefits derived as a result of the above efforts:

Quality improvement in existing range, development of new market segments, improvement in process, productivity, and cost control, increase in customer base and yield, improvement in energy consumption and energy efficiency and reduction in input material consumption.

c) Information regarding Technology imported during the last years:

- Technology imported during last five years : NIL
- Has Technology been fully absorbed : Not Applicable

C. FOREIGN EXCHANGE EARNING AND OUTGO

The information on foreign exchange earnings and outgo is contained in Schedule 19 and the annexure thereto.

ANNEXURE 'C' TO DIRECTORS' REPORT

Form-A

Form for disclosure of particulars with respect to conservation of energy.

(A) Power and Fuel Consumption:

		Units	Current Year	Previous Year
1.	**Electricity**			
(A)	Purchased - Units	KWH in Lacs	986.23	935.11
	Total Amount	Rs. in Lacs	4007.81	3889.26
	Rate per Unit	Rs.	4.06	4.16
(B)	Own Generation			
(i)	Through Diesel Generator - Units	KWH in Lacs	200.31	210.11
	Unit per Ltr. of Diesel Oil	-	2.30	2.56
	Cost Per Unit	Rs.	8.44	7.34
(ii)	Through Steam Turbine/Generator - Units	KWH in Lacs	3859.43	3803.47
	Unit per ton of steam coal	-	0.80	0.77
	Cost Per Unit	Rs.	2.75	2.39
(iii)	Through Gas Turbine	MWH	177060.60	155673.10
	Natural Gas + Naphtha	KWH/MCAL	551.73	518.00
	Cost per unit	Rs./KWH	4.77	3.14
2.	**Coal (Grade B,C and D)**			
	Quantity	'000 Tonnes	261.82	262.69
	Total Cost	Rs. in Lacs	10626.06	8171.89
	Average Rate	Rs. per tonne	4058.59	3110.84
3.	**Furnace Oil**			
	Quantity	K.Ltrs.	12032.96	12409.54
	Total Amount	Rs. in Lacs	3338.63	3102.39
	Average Rate	Rs. per K.Ltr	27745.73	25000.05
4.	**Others/Internal generation**			-
(i)	**LDO**			
	Quantity	K.Ltrs.	175.00	92.21
	Total Amount	Rs. in Lacs	67.87	27.07
	Average Rate	Rs. per K.Ltr	38782.86	29356.58
(ii)	**NG APM /JV PMT / RLNG/SPOT (Power & Steam)**			
	Quantity	'000 Sm^3	111465.31	106898.02
	Total Amount	Rs. in Lacs	21505.03	13409.02
	Average Rate	Rs./1000 Sm^3	19293.02	12543.75
(iii)	**Naphtha (Power & Steam)**			
	Quantity	MT	25511.95	10934.60
	Total Amount	Rs./Lacs	9615.98	3910.65
	Average Rate	Rs./MT	37692.10	35764.00
(iv)	**H.S.D**			
	Quantity	MT	2633.99	8.92
	Total Amount	Rs./Lacs	1256.35	2.85
	Average Rate	Rs./MT	47697.58	31953.00
(v)	**SKO/C9P/FUELAD/PX SLOP/Sludge Oil**			
	Quantity	K.Ltrs	6721.55	8718.26
	Total Amount	Rs./Lacs	2138.97	2194.77
	Average Rate	Rs. per K.Ltr	31822.57	25174.40

	Unit	Current Year	Previous Year
(vi) **Coal Gas**			
Quantity	Therm	650919.00	129167.00
Total Amount	Rs./Lacs	317.70	56.02
Average Rate	Rs. per Therm	48.81	43.37
(vii) **Natural Gas**			
Quantity	SCM	182010.00	0.00
Total Amount	Rs./Lacs	31.91	0.00
Average Rate	Rs. per SCM	17.53	0.00

(B) Consumption per Unit of Production :

	Production Unit	Current Year	Previous Year
1. Electricity (KWH)			
Viscose Filament Rayon Yarn	MT	4102.00	4246.00
Other Yarns (Average)	MT	6805.20	6803.00
Caustic Soda	MT	2423.00	2419.00
Fabrics	'000 Mtrs.	1889.20	1593.30
Carbon Black	MT	451.90	442.50
Urea	MT	162.65	168.07
Insulators	MT	480.00	442.00
2. Furnace Oil (Kilo Ltr.)			
Viscose Filament Rayon Yarn	MT	0.20	0.19
Other Yarns	MT	70.90	68.00
Insulators	MT	0.28	0.32
3. Coal (Grade B,C and D)			
Viscose Filament Rayon Yarn	MT	3.17	3.46
Other Yarns	MT	586.30	746.00
Fabrics	'000 Mtrs.	8.40	4.80
4 Others/Internal generation			
(i) **LDO**			
Viscose Filament Rayon Yarn	MT	0.01	0.01
(ii) **HSD**			
Urea	Kg.	0.02	0.01
Insulators	MT	0.24	0.00
(iii) **APMG /JV PMT / SPOT/RLNG (Power & Steam)@**	Sm3	103.99	121.34
(iv) **Naphtha (Power & Steam) @**	Kg.	23.84	12.41
(v) **SKO/C9 Plus/PX SLOP Oil #**	MT	0.65	0.81
(vi) **Natural Gas #**	SCM	322.69	0.00
(vii) **Coal Gas #**	MT	29.75	38.95

@ Relates to production of Urea by Indo Gulf Fertilisers , a division of the Company

Relates to production of Insulators by Aditya Birla Insulators, a division of the Company

AUDITORS' REPORT TO THE MEMBERS

1. We have audited the attached Balance Sheet of **Aditya Birla Nuvo Limited** as at March 31, 2009, and also the Profit and Loss Account and the Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. As required by the Companies (Auditor's Report) Order, 2003 (as amended) (hereinafter referred to as "the Order") issued by the Central Government of India in terms of Section 227 (4A) of the Companies Act, 1956, (hereinafter referred to as "the Act") we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.
4. Further to our comments in the Annexure referred to above, we report that:
   i. We have obtained all the information and explanations which, to the best of our knowledge and belief were necessary for the purposes of our audit;
   ii. In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books. The Branch Auditors' reports have been forwarded to us and have been appropriately dealt with in this report;
   iii. The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account and with the audited returns from the branches;
   iv. In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in section 211 (3C) of the Act.
   v. On the basis of the written representations received from the directors as on March 31, 2009 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2009 from being appointed as a director in terms of section 274 (1)(g) the Act.
   vi. In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India;
      a) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2009;
      b) in the case of the Profit and Loss account, of the profit of the Company for the year ended on that date; and
      c) in the case of Cash Flow statement, of the cash flows of the Company for the year ended on that date.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per Shivji K. Vikamsey
Partner
Membership No. 2242

Mumbai, April 28, 2009

For S. R. BATLIBOI & CO.
Chartered Accountants

per Hemal Shah
Partner
Membership No. 42650

Mumbai, April 28, 2009

Annexure referred to in paragraph 3 of our report of even date

Re: **Aditya Birla Nuvo Limited**

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a program for phased physical verification of all its fixed assets which in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. As informed, no material discrepancies were noticed on such verification.

(c) The Company has not disposed off a substantial part of its fixed assets during the year.

(ii) (a) The management has conducted physical verification of inventory at reasonable intervals during the year.

(b) The procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company is maintaining proper records of inventory and no material discrepancies were noticed on physical verification.

(iii) (a) The Company has not given any loans, secured or unsecured, to the companies, firms or other parties covered in the register maintained under section 301 of the Act. Hence clauses (iii)(b), (c) & (d) of the Order, are not applicable.

(b) The Company has not taken any loans, secured or unsecured, from companies, firms or other parties covered in the register maintained under section 301 of the Act. Hence clauses (iii) (f) & (g) of the Order are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business, for the purchase of inventory and fixed assets and for the sale of goods and services. During the course of our audit, no major weakness has been noticed in the internal control system in respect of these areas.

(v) Based on the audit procedures applied by us and according to the information and explanations given to us, there are no contracts or arrangements referred to in section 301 of the Act that need to be entered into the register maintained under that section. Hence clause (v)(b) of the Order is not applicable.

(vi) In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of sections 58A, 58AA or any other relevant provisions of the Act and the Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public. We are informed by the management that no order has been passed by the Company Law Board, National Company Law Tribunal or Reserve Bank of India or any court or any other Tribunal.

(vii) In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

(viii) We have broadly reviewed the accounts and records maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under section 209(1)(d) of the Act, and are of the opinion that prima facie, the prescribed accounts and records have been made and maintained.

(ix) (a) The Company is generally regular in depositing with appropriate authorities undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income-Tax, Sales-Tax, Wealth-Tax, Service Tax, Custom Duty, Excise Duty, Cess, and other material statutory dues applicable to it. There were no arrears as at March 31, 2009 for a period of more than six months from the date they became payable.

(b) According to the information and explanations given to us, there are no dues of sales-tax, income-tax, wealth-tax, service tax, custom duty, excise duty and cess which have not been deposited on account of any dispute except as follows:

Name of the Statute	Nature of the dues	Period	Amount (Rs. in Crs)	Forum where dispute is pending
Sales Tax Act	Sales Tax / Purchase Tax	1981-82 to 1986-87, 1995 to 2004,& 2006-07	1.22	Tribunal(s)
	Including interest and penalty	1994-95 to 1996-97, 1999-00,2000-01 to 2008-09	2.33	Commissioner (Appeals)
		1988-99,2001 to 2005-06	7.16	Assessing Authorities
Customs Act	Customs Duty including interest and penalty	1975-76 to 1976-77, 1986-87,1991-92, 2001-02	1.27	High Court(s)
		2003-04	0.10	Tribunal(s)
		1998-99	1.54	Assessing Authorities
Central Excise Act	Excise Duty including interest and penalty	1977-78	0.02	High Court(s)
		1985-86,1991-92, 1994-95 to 2003-04	4.69	Tribunal(s)
		1990-2009	9.29	Commissioner (Appeals)
		1984-85 to 2008-09	1.38	Assessing Authorities
Textile Cess Act	Cess	1981 to 1999	0.63	Tribunal
		1999 to 2005	0.65	Assessing Authorities
Finance Act, 1994 (Service Tax Provisions)	Demand	2003 to 2005	0.57	Tribunal
	Demand	2002-2003,2004-2005, 2005-2006	0.38	Assessing Authorities
Electricity Tax Act	Tamil Nadu Electricity Taxation	1999 to 2007	3.21	Assessing Authorities
	Tax Demand and interest	1999-00,2001-02, 2005-06 & 2006-07	0.23	Commissioner (Appeals)
Entry Tax	Tax Demand and Interest	2006-07	18.50	
		2007-08	17.49	High Court(s)
		2008-09	19.75	
Municipal Tax	Tax Demand	2001-2002 to 2007-2008	0.46	Assessing Authorities

(x) The Company has no accumulated losses at the end of the financial year and it has not incurred cash losses in the current and immediately preceding financial year.

(xi) Based on our audit procedures and as per the information and explanations given to us, we are of the opinion that the Company has not defaulted in repayment of dues to a financial institution or bank.

(xii) According to the information and explanations given to us, the Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion, the Company is not a chit fund or a nidhi / mutual benefit fund / society. Therefore, the provisions of clause 4(xiii) of the Order, are not applicable to the Company.

(xiv) In our opinion, the Company is not dealing in or trading in shares, securities, debentures and other investments. Accordingly, the provisions of clause 4(xiv) of the Order, are not applicable to the Company.

(xv) According to the information and explanations given to us, the Company has given guarantee for loans taken by others from banks or financial institutions, the terms and conditions whereof, in our opinion, are prima-facie, not prejudicial to the interest of the Company.

(xvi) Based on information and explanations given to us, the term loans were applied by the Company during the year for the purposes for which the loans were obtained, though unutilized funds amounting to Rs.51.24 Crores which were not required for immediate use for capital expenditure have been temporarily deployed in bank fixed deposit

(xvii) According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we report that no funds raised on short-term basis have been used for long-term investment.

(xviii) During the year the Company has not made preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Act.

(xix) According to information and explanations given to us, during the period covered by our audit report, the Company has issued debentures for which security has been created (partially after the end of the year) as per the terms of debentures.

(xx) The Company has not raised any money through a public issue during the year.

(xxi) Based upon the audit procedures performed and information and explanations given to us, we report that no fraud on or by the Company has been noticed or reported during the course of our audit.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per Shivji K. Vikamsey
Partner
Membership No. 2242

Mumbai, April 28, 2009

For S. R. BATLIBOI & CO.
Chartered Accountants

per Hemal Shah
Partner
Membership No. 42650

Mumbai, April 28, 2009

BALANCE SHEET AS AT 31ST MARCH, 2009

	Schedule	As at 31-Mar-2009	Rs. Crores As at 31-Mar-2008
SOURCES OF FUNDS			
Shareholders' Funds:			
Share Capital	1	95.01	95.01
Share Warrants (Refer Note No. 3 of Schedule No. 19)		377.41	377.41
Reserves & Surplus	2	3,649.24	3,551.32
		4,121.66	4,023.74
Loan Funds:			
Secured Loans	3	2,217.07	1,856.72
Unsecured Loans	4	2,282.14	886.70
		4,499.21	2,743.42
Deferred Tax Liabilities		180.24	200.31
Total Funds Employed		8,801.11	6,967.47
APPLICATION OF FUNDS			
Fixed Assets:			
Gross Block	5	3,290.16	3,111.78
Less: Accumulated Depreciation		1,813.95	1,680.89
Net Block		1,476.21	1,430.89
Capital Work-in-Progress		128.78	70.73
		1,604.99	1,501.62
Investments	6	5,712.39	4,007.33
Current Assets, Loans & Advances:			
Interest Accrued on Investments		—	0.21
Inventories	7	747.60	776.60
Sundry Debtors	8	887.23	753.19
Cash & Bank Balances	9	89.81	97.15
Loans & Advances	10	532.57	523.96
		2,257.21	2,151.11
Less: **Current Liabilities & Provisions:**	11		
Current Liabilities		677.04	559.11
Provisions		96.44	133.48
		773.48	692.59
Net Current Assets		1,483.73	1,458.52
Total Funds Utilised		8,801.11	6,967.47

Significant Accounting Policies and Notes on Accounts 19

Schedules referred to above form an integral part of the Balance Sheet

As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K. VIKAMSEY
Partner
M. No. 2242

For S.R. BATLIBOI & CO.
Chartered Accountants

Per HEMAL SHAH
Partner
M. No. 42650

DR. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
G. P. GUPTA
B. R. GUPTA

Mumbai, April 28, 2009

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2009

	Schedule	Year Ended 31-Mar-2009	Rs. Crores Year Ended 31-Mar-2008
INCOME			
Income from Operations	12	5,001.04	4,166.38
Less: Excise Duty		214.86	213.31
Net Income from Operations		4,786.18	3,953.07
Other Income	13	32.02	12.73
		4,818.20	3,965.80
EXPENDITURE			
(Increase)/Decrease in Stocks	14	(21.67)	(83.68)
Cost of Materials	15	2,564.69	2,061.78
Salaries, Wages and Employee Benefits	16	287.91	258.61
Manufacturing, Selling and Other Expenses	17	1,401.60	1,095.15
		4,232.53	3,331.86
Profit before Interest, Depeciation/Amortisation and Tax		585.67	633.94
Less: Interest and Other Finance Expenses	18 A	290.64	204.47
Add: Interest Income	18 B	33.23	25.46
Profit before Depreciation/Amortisation and Exceptional Items		328.26	454.93
Depreciation/Amortisation		165.96	141.10
Profit before Exceptional Items and Tax		162.30	313.83
Exceptional Items (Refer Note No. 16 of Schedule 19)			
Gain on Sale of Undertaking/Transfer of Business		—	0.73
Profit after Exceptional Items		162.30	314.56
Provision for Taxation - Current Tax		76.95	78.14
- Deferred Tax		(21.05)	25.24
- Fringe Benefit Tax		4.12	3.86
Write Back of Excess Provision for Tax/Income Tax refund related to earlier years (Net)		(35.15)	(35.75)
Net Profit		137.43	243.07
Balance Brought Forward		21.06	16.90
Profit Available for Appropriation		158.49	259.97
APPROPRIATIONS			
Proposed Dividend on Equity Shares		38.00	54.63
Corporate Tax on Dividend		4.43	9.28
General Reserve		13.75	175.00
Debenture Redemption Reserve		16.28	—
Surplus Carried to Balance Sheet		86.03	21.06
		158.49	259.97
Basic Earnings Per Share - Rs. (Refer Note No. 11 of Schedule 19)		14.46	26.05
Diluted Earnings Per Share - Rs. (Refer Note No. 11 of Schedule 19)		14.46	26.04
(Face Value of Rs. 10/- each)			
Significant Accounting Policies and Notes on Accounts	19		

Schedules referred to above form an integral part of the Profit and Loss Account

As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Chartered Accountants

For S.R. BATLIBOI & CO.
Chartered Accountants

DR. BHARAT K. SINGH
Managing Director

Directors: TARJANI VAKIL
P. MURARI
G. P. GUPTA
B. R. GUPTA

ADESH GUPTA
Wholetime Director & CFO

Per SHIVJI K. VIKAMSEY
Partner
M. No. 2242

Per HEMAL SHAH
Partner
M. No. 42650

DEVENDRA BHANDARI
Company Secretary

Mumbai, April 28, 2009

	Numbers	As at 31-Mar-2009	Rs. Crores As at 31-Mar-2008
SCHEDULE 1			
SHARE CAPITAL			
Authorised:			
Equity Shares of Rs. 10/-each	175,000,000	175.00	120.00
Redeemable Preference Shares of Rs. 100/-each	500,000	5.00	5.00
Total		180.00	125.00
Issued, Subscribed & Paid up:			
Equity Shares of Rs. 10/-each fully paid-up*	95,009,290 (95,008,050)	95.01	95.01
		95.01	95.01

1. * Includes:

   — 24,989,914 Equity Shares (Previous Year: 24,989,914) allotted as fully paid-up pursuant to contracts for consideration other than cash.

   — 23,375,185 Equity Shares (Previous Year: 23,374,845) issued as bonus shares by Capitalisation of Reserves and Securities Premium.

   — 3,277,725 Equity Shares (Previous Year: 3,293,392) represented by Global Depository Receipts.

2. Outstanding Warrants exerciseable into 18,800,000 (Previous Year: 18,800,000) Equity Shares of Rs. 10/- each

   (Refer Note No. 3 of Schedule19).

3. Pursuant to the provisions of Section 206A of the Companies Act, 1956, the issue of following Equity Shares are kept in abeyance.

Particulars	No. of Shares	
	31-Mar-2009	31-Mar-2008
Right Issue (1994)	12,735	13,415
Bonus Shares on above	6,368	6,708
Right Issue (2007)	24,281	24,884
	43,384	45,007

4. Outstanding Employee Stock Options exerciseable into 265,783 (Previous Year: 326,013) Equity Shares of Rs. 10/- each (Refer Note No. 4 of Schedule 19).

Rs. Crores

SCHEDULE 2
RESERVES & SURPLUS

	Balance as at 31-Mar-2008	Additions	Deductions/ Adjustments	Balance as at 31-Mar-2009
Capital Reserve	2.86	1.58	—	4.44
Capital Redemption Reserve	7.60	—	—	7.60
Debenture Redemption Reserve	—	16.28	—	16.28
Securities Premium Account	1,503.15	0.03	—	1,503.18
General Reserve	1,995.99	13.75	—	2,009.74
Investment Reserve	19.95	—	—	19.95
Employee Stock Options Outstanding #	0.71	1.31	—	2.02
Surplus as per Profit and Loss Account	21.06	64.97	—	86.03
	3,551.32	97.92	—	3,649.24
Previous Year	3,031.24	520.08	—	3,551.32

Net of Employee Stock Options Oustanding Account Rs. 3.27 Crores (Previous Year Rs. 4.08 Crores) and Deferred Employee Compenstation Account Rs. 1.27 Crores (Previous Year Rs. 3.37 Crores).

Rs. Crores

	As at 31-Mar-2009	As at 31-Mar-2008
SCHEDULE 3		
SECURED LOANS		
Non -Convertible Debentures	110.00	—
Loans from Banks	1,624.50	1,458.47
Other Loans:		
Deferred Sales Tax Loan	87.50	81.00
Others	395.07	317.25
(Refer Note No. 5 of Schedule 19)	2,217.07	1,856.72
SCHEDULE 4		
UNSECURED LOANS		
Fixed Deposits	3.51	3.45
Loans and Advances from Subsidiary Companies	11.90	—
Short Term Loans from:		
Banks	456.45	672.35
Commercial Paper	1,000.00	—
Other Loans from:		
Banks	420.28	210.90
Non-Convertible Debentures	390.00	—
(Refer Note No. 5 of Schedule 19)	2,282.14	886.70
Includes amounts repayable within one year	1,471.04	675.61

SCHEDULE 5
FIXED ASSETS

Rs. Crores

	Gross Block				Depreciation/Amortisation				Net Block	
	As at 31-Mar-2008	Additions during the Year	Deductions/ Adjustments	As at * 31-Mar-2009	Upto 31-Mar-2008	For the Year	Deductions/ Adjustments	Upto 31-Mar-2009	As at 31-Mar-2009	As at 31-March-08
Tangible Assets										
Land										
Freehold	8.08	—	—	8.08	—	—	—	—	8.08	8.08
Leasehold	28.86	—	—	28.86	1.67	0.15	—	1.82	27.04	27.19
Railway Sidings	5.84	—	—	5.84	5.43	0.12	—	5.55	0.29	0.41
Buildings	264.62	4.85	0.68	268.79	60.52	6.46	0.10	66.88	201.91	204.10
Leasehold Improvements	0.38	7.21	—	7.59	0.32	0.81	—	1.13	6.46	0.06
Plant & Machinery	2,457.59	121.82	34.74	2,544.67	1,404.64	108.73	30.17	1,483.20	1,061.47	1,052.95
Furniture, Fixtures & Equipment	124.15	68.83	1.73	191.25	66.73	28.75	1.49	93.99	97.26	57.42
Vehicles and Aircraft	23.94	2.94	2.09	24.79	9.36	3.29	1.25	11.40	13.39	14.58
Livestock	0.01	—	—	0.01	0.01	—	—	0.01	—	—
Intangible Assets										
Goodwill	20.35	—	—	20.35	—	—	—	—	20.35	20.35
Trademark/Brands	165.76	1.44	—	167.20	120.96	16.72	—	137.68	29.52	44.80
Specialised Software	12.21	10.53	—	22.74	11.26	1.04	—	12.30	10.44	0.95
Total	3,111.78	217.63	39.24	3,290.16	1,680.89	166.07	33.01	1,813.95	1,476.21	1,430.89
Previous Year#	2,653.15	520.04	61.41	3,111.78	1,548.90	183.02	51.03	1,680.89	1,430.89	1,104.25

Notes:

Gross Block of Fixed Assets Includes* :

1. Assets held under co-ownership — Leasehold Land Rs. 18.23 Crores (Previous Year: Rs. 18.23 Crores), Buildings Rs. 23.85 Crores (Previous Year: Rs. 23.83 Crores), Furniture, Fixtures & Equipment Rs. 7.79 Crores (Previous Year Rs. 7.75 Crores) and Vehicles and Aircraft Rs. 6.82 Crores (Previous Year: Rs. 6.82 Crores).
2. The Company has made an application for exemption under Section 20 of the Urban Land (Ceiling & Regulation) Act, 1976, for excess land of 4.25 acres (Previous Years: 4.25 acres) at Rishra.
3. Buildings include Rs. 8.19 Crores (Previous Year: 8.19 Crores) being cost of Debentures of and Shares in a Company entitling the right of exclusive occupancy and use of certain premises.
4. Plant & Machinery includes Rs. 1.54 Crores (Previous Year: Rs. 1.54 Crores) being assets not owned by the Company.
5. Plant & Machinery is net of capital subsidy Rs. 1.89 Crores (Previous Year: Rs. 0.74 Crores).
6. Building includes flat of Rs. Nil Crores (Previous Year: 0.68 Crores) is in the process of being transferred in the name of the Company.

Previous year figures include Gross Block addition of Rs. 147.98 Crores and Accumulated Depreciation of Rs. 41.82 Crores on account of Amalgamation of Aditya Birla Insulator Limited.

Nil Satis Nisi Optimum. Nothing but the best is good enough.


L U X U R E
Louis Philippe

Rs. Crores

	Face Value	Number	As at 31-Mar-2009	Number	As at 31-Mar-2008
SCHEDULE 6					
INVESTMENTS					
LONG TERM INVESTMENTS					
Government Securities					
ITI Limited M-I Series Bonds (Quoted)	1,000,000	—	—	5	0.50
6 & 7 Years National Saving Certificates (Unquoted)	26,000	—	β	33,000	β
Trade Investments					
QUOTED					
Equity Shares:					
Hindalco Industries Limited (Hindalco)	1	33,506,337	201.48	20,395,162	75.61
IDEA Cellular Limited (IDEA)	10	837,526,221	2,355.81	837,526,221	2,355.81
UNQUOTED					
Equity Shares:					
Birla Securities Limited (Net of provision in diminution in value of Rs. 2.52 Crores)	10	495,800	0.01	495,800	0.01
Birla Sun Life Trustee Company Private Limited	10	9,950	0.01	9,950	0.01
Birla Sun Life Asset Management Company Limited	10	9,000,000	14.31	9,000,000	14.31
Aditya Birla Science & Technology Limited	10	2,400,000	2.40	2,400,000	2.40
Preference Shares:					
3.50% Cumulative Redeemable Preference Shares of Aditya Birla Health Services Limited #	100	1,500,000	15.00	1,500,000	15.00
Investment in Subsidiary Companies:					
QUOTED					
Equity Shares:					
PSI Data Systems Limited	10	—	—	5,315,109	100.30
Apollo Sindhoori Capital Investment Limited	1	42,104,000	251.62	—	—
UNQUOTED					
Equity Shares:					
Aditya Vikram Global Trading House Limited, Mauritius	US$ 1	850,000	3.70	850,000	3.70
Birla Global Finance Company Limited	10	105,964,841	102.62	105,964,841	102.62
BGFL Corporate Finance Private Limited	10	—	—	510,000	1.51
Birla Sun Life Insurance Company Limited	10	1,390,830,000	1,481.13	943,130,000	944.63
Birla Sun Life Distribution Company Limited (Subsidiary w.e.f 31.03.2009)	10	7,174,999	11.23	3,587,499	3.59
Laxminarayan Investment Limited	10	21,000,000	21.00	21,000,000	21.00
Aditya Birla Minacs Worldwide Limited	1	20,738,378	218.78	20,738,378	218.78
Madura Garment Exports Limited	10	42,830,008	53.36	15,280,008	25.81
MG Lifestyle Clothing Company Private Limited (formerly Crafted Clothing Private Limited)	10	500,000	0.58	500,000	0.58
Aditya Birla Financial Services Private Limited	10	2,000,000	2.00	—	—
PSI Data Systems Limited (Delist w.e.f. 06.04.2009)	10	5,778,349	103.60	—	—

Rs. Crores

	Face Value	Number	As at 31-Mar-2009	Number	As at 31-Mar-2008
SCHEDULE 6 (Contd.)					
INVESTMENTS					
Madura Garments Lifestyle Retail Company Limited	10	9,950,000	9.95	—	—
Peter England Fashion & Retail Limited	10	9,950,000	9.95	—	—
Preference Shares:					
PSI Data Systems Limited					
7% Cumulative, Redeemable Preference Shares	100	1,500,000	15.00	1,500,000	15.00
MG Lifestyle Clothing Company Private Limited					
7% Redeemable, Cumulative, Participative Preference Shares	100	570,000	5.70	570,000	5.70
9% Redeemable, Cumulative, Non-Participative Preference Shares	100	180,000	2.60	180,000	2.60
Madura Garments Exports Limited					
10% Redeemable, Cumulative, Non-Participative Preference Shares	100	30,000	0.36	30,000	0.36
8% Redeemable, Cummulative, Non-Participative Preference Shares	100	5,000,000	50.00	—	—
7.75% Redeemable, Cummulative Preference Shares	100	520,000	5.20	—	—
Birla Global Finance Company Limited					
7.00% Complusory Convertible Cummlative Preference Shares	10	25,000,000	25.00	—	—
Madura Garments Lifestyle Retail Co. Limited					
8% Cumulative Redeemable Preference Shares	10	10,000,000	10.00	—	—
Peter England & Fashion Retail Limited					
8% Cumulative Redeemable Preference Shares	10	10,000,000	10.00	—	—
Total Long Term Investments			4,982.38		3,909.81
CURRENT INVESTMENTS					
Equity Shares: (Quoted, Non-Trade and Fully Paid-up):					
Mangalore Refinery and Petrochemicals Limited	10	—	—	400	β
Unquoted, Non- Trade and Fully Paid-up:					
Units of Mutual Funds *	10	518,437,344	730.01	97,329,141	97.52
Total Current Investments			730.01		97.52
GRAND TOTAL			5,712.39		4,007.33
Aggregate Book Value - Quoted			2,808.90		2,532.22
- Unquoted			2,903.49		1,475.11
Aggregate Market Value - Quoted			4,419.73		8,967.26

* Include NIL (Previous Year: Rs. 97.50 crores) being unutilised funds of share warrants issued.

	Number	Number
Units of various Mutual Funds schemes purchased and redeemed during the year:	3,178,606,002	3,805,849,191

Each Preference Share is optionaly convertible into 10 Equity Shares of Rs. 10/- each fully paid-up on the expiry of a period of 15 years from the date of allotment.

- All shares are fully paid up unless otherwise stated.
(Refer Note No. 7 of Schedule 19)

	As at 31-Mar-2009	Rs. Crores As at 31-Mar-2008
SCHEDULE 7		
INVENTORIES		
Finished Goods	288.72	273.61
Stores and Spares	77.94	80.91
Raw Materials	320.71	365.16
Packing Materials	3.89	3.36
Work-in-Progress	56.04	53.48
Waste/Scrap	0.30	0.08
	747.60	776.60
SCHEDULE 8		
SUNDRY DEBTORS *		
(Unsecured, considered good except otherwise stated)		
Due for period exceeding six months	17.79	21.58
(Net of doubtful, fully provided Rs. 9.50 Crores)		
(Previous Year: Rs. 8.98 Crores)		
Others #	869.44	731.61
	887.23	753.19
* Includes amount in respect of which the Company holds deposits and Letters of Credit/Guarantees from Banks	74.75	99.51
# Includes subsidy receiveable from Govt. of India Rs. 305.77 Crores (Previous Year: Rs. 210.39 Crores)		
SCHEDULE 9		
CASH & BANK BALANCES		
Cash in Hand	0.56	1.17
Cheques in hand and Remittances in Transit	5.78	7.82
Balances with Scheduled Banks:		
Current Accounts	29.63	47.08
Current Account in respect of Rights Issue Refund Order	0.08	0.12
Deposit Accounts	53.76	40.96
Balances with Non-Scheduled Bank: #		
On Current Account	—	β
Standard Chartered Bank (SCB), London		
	89.81	97.15
# Maximum amount due at any time during the year Standard Chartered Bank (SCB), London	β	β

Rs. Crores

	As at 31-Mar-2009	As at 31-Mar-2008
SCHEDULE 10		
LOANS & ADVANCES		
(Unsecured, considered good except otherwise stated)		
Advances Recoverable in Cash or in Kind or for Value to be Received +	218.76	221.58
[Net of Doubtful, fully provided Rs. 1.07 Crores (Previous Year: Rs. 0.99 Crores)]		
Fertilisers Bonds (Net of Provision for dimunition in Value)	37.45	47.46
Deposits+	199.57	222.23
[Net of Doubtful, fully provided Rs. 0.32 Crores (Previous Year: Rs. 3.08 Crores)]		
Balances with Central Excise, Customs & Port Trust etc	58.01	32.69
[Net of Provision Rs. 3.04 Crores (Previous Year: Rs. 3.04 Crores)]		
Taxation (Net of Provision)	18.78	—
(Refer Notes 8 and 25 (d) of Schedule 19)	532.57	523.96
+ Includes		
(1) Amount due from Officers	0.03	0.04
(2) Maximum amount due from Officers at any time during the year	0.04	0.07
(3) Due from Subsidiary Companies	88.54	106.42

	As at 31-Mar-2009	As at 31-Mar-2008
SCHEDULE 11		
CURRENT LIABILITIES & PROVISIONS		
Current Liabilities:		
Acceptances	28.02	33.00
Due to Micro and Small Enterprises *	1.06	1.27
Sundry Creditors other than Micro & Small Industries	463.94	393.24
Advances from Customers	39.31	22.26
Investors Education & Protection Fund to be credited as and when due:		
Unpaid Dividend	2.27	2.05
Unpaid Application Money	0.08	0.12
Unpaid Matured Deposits	0.03	0.07
Interest Accrued on above	0.02	0.04
Other Liabilities	75.74	76.53
Interest Accrued but not Due on Loans	66.57	30.53
	677.04	559.11
Provisions For:		
Taxation (Net of Advance Payment)	—	19.02
Proposed Dividend	38.00	54.63
Corporate Tax on Dividend	4.43	9.28
Retirement Benefits	54.01	50.55
	96.44	133.48
	773.48	692.59
Due to Subsidiary	14.18	2.77

*(Refer Note No. 9 of Schedule 19)


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

strong Foundation energised Growth


Louis Philippe
The upper crest

A super premium lifestyle brand

VANHEUSEN

Redefined corporate attire through continuous product innovation


ESTABLISHED 1744
Allen Solly
NOTTINGHAM • ENGLAND

Famous for creating the concept of "Friday Dressing" and premium casual wear


PETER ENGLAND

Has evolved from an honest shirt into a lifestyle brand in the mid price segment


!dea™

Among the top 5 cellular operators in India


ADITYA BIRLA
minacs

Among the top 5 BPO companies in India


PSI DATA SYSTEMS
ADITYA BIRLA GROUP

End-to-end information technology solutions

Aditya Birla Financial


Birla Sun Life
Insurance

Among the top 5 private life insurers in India


Birla Sun Life
Mutual Fund

'Mutual fund house of the year' (for second year in a row)
Among the top 5 asset management companies in India


Birla Sun Life
Wealth Management

A leading wealth management company in India



Brandscape


PETER ENGLAND
PEOPLE

Fun, Fashion and Family

THE COLLECTIVE

'Expect The Unexpected'
India's first fashion lifestyle concept store for men


MADURA GARMENTS EXPORTS LIMITED
ADITYA BIRLA GROUP

"Design to delivery" player in the apparel industry


LINEN CLUB FABRICS

Largest producer of linen fabric in India


RAY ONE

Largest exporter and second largest manufacturer of viscose filament yarn in India


BIRLA CARBON
ADITYA BIRLA GROUP

The second largest producer of carbon black in India


Aditya Birla Insulators

India's largest and world's 4th largest producer of Insulators


बिरला
शक्तिमान

Total agri solutions provider

Services Companies


BIRLA GLOBAL
ADITYA BIRLA GROUP

A leading player in the capital market and corporate finance sector in India


B I A S L
ADITYA BIRLA GROUP

A leading general insurance advisory and broking services company in India

apollo sindhoori
ADITYA BIRLA GROUP

A leading retail broking company in India with 14 years of domain experience


ADITYA BIRLA
CAPITAL ADVISORS

Private equity investment advisor and manager

	Year Ended 31-Mar-2009	Rs. Crores Year Ended 31-Mar-2008
SCHEDULE 12		
INCOME FROM OPERATIONS		
A. SALES:		
Revenue from Sale of Products	4,895.52	4,044.29
Income from Services	6.93	11.34
	4,902.45	4,055.63
B. OTHER OPERATING INCOME:		
Scrap Sales	8.44	7.46
Export Incentives	35.74	38.04
Licence Fees and Royalties	1.96	2.44
Insurance Claim	3.83	20.63
Government Grant	0.96	3.10
Power and Steam Sales	42.75	33.95
Carbon Credit	4.61	4.92
Miscellaneous Other Operating Income	0.30	0.21
	98.59	110.75
	5,001.04	4,166.38
SCHEDULE 13		
OTHER INCOME		
Dividends on Long Term Investments :		
Trade	3.77	—
Subsidiaries	11.56	0.21
Dividends on Current Investments	1.48	4.02
Profit/(Loss) on Sale of Investments (Net):		
Current	6.87	1.19
Miscellaneous Income	8.34	7.31
	32.02	12.73
SCHEDULE 14		
(INCREASE)/DECREASE IN STOCKS		
Closing Stocks:		
Finished Goods	288.72	273.61
Work-in-Progress	56.04	53.48
Waste/Scrap	0.30	0.08
	345.06	327.17
Less:		
Opening Stocks:		
Finished Goods	273.61	194.60
Work-in-Progress	53.48	33.00
Waste/Scrap	0.08	0.44
	327.17	228.04
Adjustment		
(Increase)/Decrease in Excise Duty on Stocks	(3.78)	(0.51)
Add: Stock Transfer on Demerger of Rajshree Syntex Division	—	0.31
Less: Stock Acquired on 1st April, 2007, merger of Aditya Birla Insulators Limited	—	16.27
(Increase)/Decrease	(21.67)	(83.68)
SCHEDULE 15		
COST OF MATERIALS		
Raw Material Consumption	2,322.01	1,874.02
Purchase of Finished Goods	242.68	187.76
	2,564.69	2,061.78

	Year Ended 31-Mar-2009	Rs. Crores Year Ended 31-Mar-2008
SCHEDULE 16		
SALARIES, WAGES AND EMPLOYEE BENEFITS		
Payments to and Provisions for Employees:		
Salaries, Wages and Bonus	247.56	217.35
Contribution to Provident and Other Funds	22.23	25.43
Welfare Expenses	16.83	15.15
Employee Compensation under ESOP (Refer Note No. 4 of Schedule 19)	1.29	0.68
	287.91	258.61
SCHEDULE 17		
MANUFACTURING, SELLING & OTHER EXPENSES		
Consumption of Stores & Spares	184.93	175.08
Power & Fuel	537.38	357.01
Processing Charges	86.57	83.27
Repairs & Maintenance of:		
Buildings	6.59	7.59
Plant & Machinery	28.86	32.62
Others	8.30	4.82
Commission to Selling Agents	72.39	64.85
Brokerage & Discounts	9.17	11.85
Advertisement	52.86	53.72
Transportation & Handling Charges (Net)	56.12	37.92
Other Selling Expenses	130.12	86.64
Auditors' Remuneration	1.88	1.35
Provisions/(Written back) for Doubtful Debts and Advances (Net)	(3.32)	2.33
Rent	116.04	72.81
Rates & Taxes	3.83	3.27
Insurance	7.44	10.42
Donations	0.70	7.63
Directors' Fees & Traveling Expenses	0.15	0.22
Research & Development Expenses	1.80	2.19
Diminution in the Value of Fertiliser Bonds	5.11	3.16
Miscellaneous Expenses (Refer Note 12 of Schedule 19)	94.68	76.40
	1,401.60	1,095.15
SCHEDULE 18		
A. INTEREST AND OTHER FINANCE EXPENSES		
On Debentures and Fixed Loans	196.28	165.40
Others	78.15	32.32
Other Finance Expenses	16.21	6.75
	290.64	204.47
B. INTEREST INCOME		
Interest on Long Term Investments [Tax deducted at source Rs. 0.01 Crores (Previous Year: Rs. 0.07 Crores)]	0.01	0.18
Others Interest [Tax deducted at source Rs. 5.14 Crores (Previous Year: Rs. 1.23 Crores)]	33.22	25.28
	33.23	25.46

SCHEDULE 19

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

A. ACCOUNTING CONVENTION

(i) BASIS OF PREPARATION

The financial statements have been prepared under the historical cost convention on an accrual basis in compliance with all material aspect of the Notified accounting standard by Companies Accounting Standard Rules, 2006 and the relevant provisions of the Companies Act, 1956. The accounting policies have been consistently applied by the Company and are consistent with those used in the previous year.

(ii) FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation and impairment loss, if any. Cost comprises the purchase price and any attributable cost of bringing the asset to its working condition for its intended use.

(iii) DEPRECIATION/AMORTISATION

a) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner specified in the Schedule XIV of the Companies Act, 1956 except in the case of the following, where depreciation is equally charged over the estimated useful lives.

		Estimated Useful Life
Capital Expenditure on Assets not Owned	-	5 years
Office Computers	-	4 years
Vehicles	-	5 years
Assets at Showrooms	-	5 years
Furniture, Fixtures and Equipments	-	7 years
Office Electronic Equipments	-	4 years
Leasehold Land/Improvements	-	Over the primary period of the lease
Catalyst	-	On the estimated life as technically assessed (ranging from 1.5 to 3 years)

b) INTANGIBLE ASSETS ARE AMORTISED EQUALLY OVER:

Trademarks/Brands	-	10 years
Specialised Software	-	3 years
Goodwill	-	Not being amortised.

c) Depreciation on the Fixed Assets added/disposed off/discarded during the year is provided on *pro-rata* basis with reference to the month of addition/disposal/discarding.

"Continuous process plants" are classified based on technical assessment and depreciation is provided accordingly.

(iv) IMPAIRMENT OF ASSETS

The carrying amounts of assets are reviewed at each Balance Sheet date if there is any indication of impairment based on internal/external factors. An asset is treated as impaired when the carrying cost of the assets exceeds its recoverable value. An impairment loss, if any, is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the assets no longer exist or have decreased.

(v) BORROWING COST

Borrowing Costs, attributable to acquisition and construction of qualifying assets, are capitalised as a part of the cost of such asset up to the date when such assets are ready for its intended use.

Other borrowing costs are charged to the Profit and Loss Account.

(vi) TRANSLATION OF FOREIGN CURRENCY ITEMS

Transactions in foreign currency are recorded at the rate of exchange prevailing on the date of transaction. Foreign currency monetary items are reported using closing rate of exchange at the end of the year. The resulting exchange gain/loss is reflected in the Profit and Loss Account. Other non-monetary items, like fixed assets, investments in equity shares are carried in terms of historical cost using the exchange rate at the date of transaction. Premium/Discount in respect of forward foreign exchange contract is recognised

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

over the life of the contracts. Profit/Loss on cancellation/renewal of forward exchange contract is recognised as income/expense for the year.

(vii) DERIVATIVE INSTRUMENTS

The Company uses derivative financial instruments such as forward exchange contracts, currency swaps and interest rate swaps to hedge its risks associated with foreign currency fluctuations and interest rate. Currency and interest rate swaps are accounted in accordance with their contract.

(viii) INVESTMENTS

Current Investments are stated at lower of cost and fair value. Long term investments are stated at cost after deducting provisions made, if any, for other than temporary diminution in the value.

(ix) INVENTORIES

Raw materials, components, stores and spares are valued at lower of cost and net realisable value. However, these items are considered to be realisable at cost if the finished products in which they will be used are expected to be sold at or above cost.

Work-in-progress and finished goods are valued at lower of cost and net realisable value. Finished goods and work-in-progress include costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Cost of inventories is computed on a weighted average/FIFO basis.

Proceeds in respect of sale of raw materials/stores are credited to the respective heads. Obsolete, defective and unserviceable inventory is duly provided for.

(x) GOVERNMENT GRANTS

Government Grants are recognised when there is reasonable assurance that the same will be received. Revenue grants are recognised in the Profit & Loss Account. Capital grants relating to specific fixed assets are reduced from the gross value of the respective fixed assets. Other capital grants are credited to capital reserve.

(xi) REVENUE RECOGNITION

Sales are recorded net of trade discounts, rebates and include excise duty. Revenue from sale of products is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer.

Income from services are recognised as they are rendered based on agreements/arrangements with the concerned parties.

Fertilizer price support under Group Concession and other Scheme of Government of India is recognised based on management's estimate taking into account known policy parameters and input price escalation/ de-escalation.

Income from Certified Emission Reductions (CERs) is recognised at estimated realisable value on confirmation of CERs by the concerned authorities.

Dividend income on investments is accounted for when the right to receive the payment is established.

(xii) RETIREMENT AND OTHER EMPLOYEE BENEFITS

(i) Defined Contribution Plan :

The Company makes defined contribution to Provident Fund, ESI and Superannuation Schemes which are recognised in the Profit and Loss Account on accrual basis.

(ii) Defined Benefit Plan :

The Company's liabilities under Payment of Gratuity Act (funded), long term compensated absences and pension are determined on the basis of actuarial valuation made at the end of each financial year using the projected unit credit method except for short term compensated absences which are provided for based on estimates. Actuarial gains and losses are recognised immediately in the statement of the Profit and Loss Account as income or expense. Obligation is measured at the present value of estimated future cash flows using a discounted rate that is determined by reference

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

to market yields at the Balance Sheet date on Government bonds where the currency and terms of the Government bonds are consistent with the currency and estimated terms of the defined benefit obligation.

(xiii) **EMPLOYEE STOCK OPTIONS**

The stock options granted are accounted for as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Guidelines, 1999, issued by Securities and Exchange Board of India, whereby the intrinsic value of the option is recognised as deferred employee compensation. The deferred employee compensation is charged to Profit and Loss Account on straight line basis over the vesting period of the option. The employee stock option outstanding account, net of any unamortised deferred employee compensation, is shown separately as part of Reserves.

(xiv) **TAXATION**

Tax expense comprises of current, deferred and fringe benefit tax.

Provision for current tax is made on the basis of estimated taxable income for the current accounting year in accordance with the Income Tax Act, 1961.

The deferred tax for timing differences between the book and tax profits for the year is accounted for, using the tax rates and laws that have been substantively enacted as of the Balance Sheet date. Deferred tax assets arising from timing differences are recognised to the extent there is reasonable certainty that these would be realised in future.

Deferred tax assets in case of unabsorbed losses and unabsorbed depreciation are recognised only if there is virtual certainty that such deferred tax asset can be realised against future taxable profits.

Fringe Benefit Tax is provided in accordance with the provisions of the Income Tax Act, 1961.

(xv) **OPERATING LEASES**

Leases where significant portion of risk and reward of ownership are retained by the Lessor are classified as Operating Leases and lease rentals thereon are charged to Profit and Loss Account.

(xvi) **CONTINGENT LIABILITIES AND PROVISIONS**

Contingent Liabilities are possible but not probable obligations as on Balance Sheet date, based on the available evidence.

Department appeals in respect of cases won by the Company are also considered as Contingent Liabilities.

Provisions are recognised when there is a present obligation as a result of past event, and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made.

Provisions are determined based on best estimate required to settle the obligation at the Balance Sheet date.

B. NOTES ON ACCOUNTS

		Rs. Crores
	Current Year	Previous Year
1 Estimated amount of contracts remaining to be executed on capital account and not provided for (Net of Advances)	80.35	69.21
2 Contingent Liabilities not provided for:		
a) Claims against the Company not acknowledged as debts		
i) Income-Tax	84.66	74.18
ii) Custom Duty	1.11	2.45
iii) Excise Duty	28.03	33.30
iv) Sales Tax	70.66	7.49
v) Service Tax	1.01	1.11
vi) Others	54.13	51.06
b) Bills discounted with Banks	50.17	80.35
c) Corporate Guarantees given to Banks/Financial Institutions for loans taken/Preference Shares issued by subsidiary/other companies	621.21	476.99

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Current Year	Previous Year
		Rs. Crores
d) Customs Duty on capital goods and raw materials imported under advance licensing/EPCG scheme, against which export obligation is to be fulfilled	11.34	13.87

e) Under the Jute Packaging Material (Compulsory use of Packing Commodities) Act, 1987, a specified percentage of fertilisers dispatched was required to be supplied in Jute Bags upto 31.08.2001. The Company made conscious efforts to use jute-packaging material as required under the Act. However, due to non-availability of material as per the Company's product specifications as well as due to strong customer resistance to use of Jute Bags, the specified percentage could not be adhered to. The Company has received a show cause notice, against which a writ petition has been filed with the High Court, which is awaiting hearing. The Company has been advised that the said levy is bad in law.

f) Idea Cellular Ltd, in which the Company has the largest shareholding, was originally a tripartite joint venture between A.V. Birla Group, Tata Group and AT&T Group. With the exit of AT&T and the Tata Group, Idea is now part of A.V. Birla Group.

Prior to its exit, Tata Group had alleged that the A.V. Birla Group had committed material breach of the Shareholders Agreement and the Tata Group invoked the arbitration clause, pursuant to which an Arbitral Tribunal has been constituted, which will take up the claims of the Tata Group and the counter-claims of the A.V. Birla Group.

When the Tata Group sold its shares in Idea to the Company, they claimed to have reserved certain rights under the Share Purchase Agreement, which contained a clause for arbitration by the London Court of International Arbitration (LCIA). The Company, along with another A.V. Birla Group Company, has questioned the reservation and the LCIA is seized of the matter. The Company believes that it has a strong case to counter the allegations of breach, and it does not contimplate any liability to arise on this matter.

3. In accordance with the Members approval in the extra-ordinary general meeting of the Company, held on February 06, 2008, the Company has, on a preferential basis, issued 20,500,000 Warrants of Rs. 10/- each to the Promoter and/ or Promoter Group at a price of Rs. 2007.45. The holder of each warrant is entitled to apply for and obtain allotment of 1 Equity Share against each warrant at any time after the date of allotment but on or before the expiry of 18 months from the allotment in one or more tranches. As per SEBI Guidelines, the Company has received an amount of Rs 411.53 Crores equivalent to 10% of the price and Rs. 307.14 Crores (net of receipt of Rs. 34.13 Crores received on allotment of warrant) on exercise of 17,00,000 Share Warrants of Rs. 10/- each by the Promoter and/or Promoter Group. Total amount of Rs. 718.67 Crores received from the preferential allotment of the warrants have been fully utilised.

4. Under the Employee Stock Options Scheme-2006 (ESOS -2006), the Company has granted options to the eligible employees of the Company and its Subsidiaries. These options are convertible into equivalent Equity Shares of Company. The details are as under:

(A) Employee Stock Option Scheme:

Particulars	**Tranche-I**	**Tranche-II**
Nos. of Options*	143,090	122,693
Method of Accounting	Intrinsic Value	Intrinsic Value
Vesting Plan	Graded Vesting - 25% every year	Graded Vesting - 25% every year
Exercise Period	5 Years from the date of Vesting	5 Years from the date of Vesting
Grant Date	23.08.2007	25.01.2008
Grant Price (Rs. Per share)	1,180.00	1,802.00
Market Price on the date of Grant of Option (Rs. Per share)	1,282.55	1,948.70
Intrinsic Value (Rs. in Crores)	**1.47**	**1.80**

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

(B) Movement of Options granted:

Particulars	Tranche-I	Tranche-II
Options Outstanding at beginning of the year	159,920	166,093
Granted during the year	—	—
Exercised during the year	—	—
Lapsed during the year	16,830	43,400
Options Outstanding at the end of the year	143,090	122,693
Options Unvested at the end of the year	104,789	92,018
Options Exercisable at the end of the year	38,301	30,675

* Includes 7,400 options granted to employees of Subsidiaries

The ESOP compensation cost is amortised on a straight line basis over the total vesting period of the options. Accordingly Rs. 1.29 Crores {net of recovery of Rs. 0.02 Crores} [Previous Year Rs. 0.68 Crs {net of recovery of Rs. 0.03 Crores from the subsidiaries}] has been charged to the current year Profit and Loss Account.

Rs. Crores

	Current Year	Previous Year
5. I **SECURED LOANS:**		
a) Term Loans secured by way of first pari-passu charge created by mortgage of the immovable properties of the Company situated at Veraval, Rishra (Textile Division), Jagdishpur (Argon Gas Plant), Renukoot and hypothecation of movables (save and except books debts) situated at these locations, subject to prior charge(s) created on certain assets in favour of a Financial Institution and on Bankers Goods in favour of the Company's Bankers for working capital borrowings.	185.75	193.50
b) Term Loan secured by way of first pari-passu charge by way of mortgage of the immovable properties of the Company situated at Veraval, Rishra (Textile Division), Jagdishpur (Argon Gas Plant), Renukoot and hypothecation of movables (save and except current assets) situated at these locations, subject to prior charge(s) created on certain assets in favour of a Financial Institution.	94.05	95.00
c) Term Loans secured by way of exclusive first charge on assets acquired there-against.	4.27	6.58
d) Term loan secured by way of first pari-passu charge by way of hypothecation of movable fixed assets situated at Veraval, Rishra (Textile Division), Jagdishpur (Argon Gas Plant) and Renukoot.	35.00	25.00
e) Term Loan secured by way of first pari-passu charge by way of hypothecation of movable fixed assets situated at Hi-Tech Carbon Division at Gummidipoondi.	47.50	45.00
f) Term Loan secured by way of first pari-passu charge by way of hypothecation of movable fixed assets situated at Insulator Divisions at Halol and Rishra.	47.50	45.00

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Current Year	Rs. Crores Previous Year
g) Term Loan secured by way of exclusive first charge created by hypothecation of Brand Rights/Trademark and movable properties of the Company's Madura Garment Division at Bangalore and movable properties at Bangalore and first pari-passu charge created by hypothecation of the movable properties (except current assets) at Veraval, Rishra (Textile Division), Jagdishpur (Argon Gas Plant) and Renukoot, subject to prior charge(s) created on certain assets in favour of a Financial Institution and on Bankers Goods in favour of the Company's Bankers for working capital borrowings.	—	100.00
h) Term Loan secured by way of exclusive first charge created by hypothecation of Brand Rights/Trade mark and movable properties of Company's Madura Garment Division at Bangalore.	100.00	—
i) Term Loan secured by way of first pari-passu charge created by hypothecation of movable properties (save and except investment and current assets) of the Fertiliser Plant of the Company situated at Jagdishpur.	100.00	100.00
j) Term Loan secured by way of second pari-passu charge created by way of mortgage of immovable properties of the Company's Rayon & Caustic Soda Plant at Veraval, Textile Plant at Rishra, Carbon Black Plant at Renukoot and Argon Gas Plant at Jagdishpur and hypothecation of movable properties of the Company relating to these plants, Garment Division at Bangalore and Financial Services Division and Corporate Finance Division at Mumbai and the entire current assets (save and except investments) of the Company.	135.00	180.00
k) Term Loan secured by way of second pari-passu charge created by way of mortgage of immovable properties of the Company's Rayon & Caustic Soda Plant at Veraval, Textiles Plants at Rishra, Carbon Black Plant at Renukoot and Argon Gas Plant at Jagdishpur and hypothecation of movable properties of the Company relating to these plants, Garment Division at Bangalore and Financial Services Division (other than vehicles) and Corporate Finance Division at Mumbai and the entire current assets (save and except investments) of the Company.	190.00	190.00
l) Term Loan secured by way of second pari-passu charge created by way of mortgage of the immovable properties of the Company's Rayon & Caustic Soda Plant at Veraval, Textile Plant at Rishra, Carbon Black Plant at Renukoot and Argon Gas Plant at Jagdishpur and hypothecation of movable properties of the Company relating to these plants, Garment Division at Bangalore and Financial Services Division (other than vehicles) and Corporate Finance Division at Mumbai, the entire current assets		

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

		Current Year	Previous Year
			Rs. Crores
	(except investments) of the Company and Brand Rights/ Trademarks owned by Garments Division, Bangalore.	243.32	276.66
m)	Foreign Currency Loan secured by way of first pari-passu charge created by hypothecation of movable properties (save and except stocks and book debts) of the Company situated at Gummidipoondi.	113.26	158.82
n)	Foreign Currency Loan secured by way of first pari-passu charge created by hypothecation of movable properties (except current assets) situated at Veraval, Rishra (Textile Division), Jagdishpur (Argon Gas Plant) and Renukoot, subject to prior charge(s) created on certain assets in favour of a Financial Institution.	—	39.16
o)	Foreign Currency Loan secured by way of first pari-passu charge on all movable assets (excluding current assets) of the Company situated at its Fertiliser Plant (excluding assets relating to Argon Gas Plant) and mortgage (to be created) of immovable properties of the company.	81.12	81.12
p)	Working Capital Borrowings are secured by hypothecation of inventories, book debts and other movables, both present and future, held as current assets.	379.66	229.88
q)	Deferred Sales Tax Loan for the Caustic Soda Unit at Veraval to be secured by first pari-passu charge over the fixed assets of Caustic Soda Unit of the Company at Veraval and for Carbon Black Plant at Gummidipoondi to be secured by second pari-passu charge over the fixed assets of the respective plant.	87.50	81.00
r)	Term Loans secured by way of first charge created by mortgage of the immovable properties situated at Insulator Division, Halol and hypothecation of movable properties (except current assets) of the Insulator Divisions of the Company situated at Halol and Rishra.	3.33	10.00
s)	Foreign Currency Loan to be secured by way of first pari-passu charge to be created by way of hypothecation of movable properties of the Company's Rayon Division at Veraval, Textile Plant at Rishra, Argon Gas Plant at Jagdishpur and Carbon Black Plant at Renukoot.	97.53	—
t)	Foreign Currency Loan to be secured by way of first pari passu charge to be created by way of hypothecation of certain movable assets of the Company.	100.00	—
u)	Foreign Currency Loan to be secured by way of first pari passu charge to be created by way of hypothecation of certain movable assets and/or by way of mortgage of certain immovable fixed assets of the Company.	62.27	—
v)	Non-Convertible Debentures secured by way of first pari-passu charge created by way of mortgage of the immovable property of the Company at Ahmedabad,		

STANDALONE FINANCIAL STATEMENTS

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Current Year	Previous Year
		Rs. Crores
Gujarat and to be further secured by way of mortgage of immoveable property.		
12.25% 25th Series (Redeemable at par on 12th December, 2011. Put/Call option at the end of two years)	110.00	—
II UNSECURED LOANS		
Non-Convertible Debentures (NCD) secured by way of first pari-passu charge created by way of mortgage of the immovable property of the Company at Ahmedabad , Gujarat:		
13.00% 23rd Series (Redeemable at par on 7th November, 2011)	125.00	—
12.50% 24th Series (Redeemable at par on 5th December, 2011)	40.00	—
11.50% 26th Series (Redeemable at par on 19th December, 2011)	225.00	—

As the value of security provided to secure the aforesaid NCD's is not significant, the NCD have been shown as Unsecured.

(III) Foreign Currency Loans have been fully hedged for foreign exchange and interest rate fluctuation by way of Currency and Interest Rate swaps.

	Current Year	Previous Year
		Rs. Crores
6. a) Capital Work-in-Progress includes advances to suppliers:	43.37	35.96
b) Pre-operative Expenses:		
Interest	0.83	4.34
Salaries and Wages	0.12	—
Power and Fuel	—	0.52
Amount capitalised	0.95	4.86

7. a) Market/Book values of certain long term quoted investments aggregating to Rs. 453.10 Crores (Previous Year: Rs. 100.30 Crores) and unquoted investments aggregating to Rs. 1,779.38 Crores (Previous Year Rs. 970.45 Crores) are lower than its cost.

   Considering the strategic and long-term nature of the aforesaid investments and asset base and business plan of the investee companies, in the opinion of the management, the decline in the market/book value of the aforesaid investments is of temporary nature, requiring no provision.

   An amount of Rs. 19.95 Crores is lying in "Investment Reserve" is to be used to meet the diminution other than temporary, if any, that may arise in future, in the value of present and future long term strategic investments.

   b) Transfer of investments in Idea Cellular Ltd. (IDEA), Birla Sun Life Insurance Co. Ltd., Birla Sun Life Asset Management Company Ltd. and Birla Sun Life Trustee Company Pvt Ltd. is restricted by the terms contained in their respective joint venture agreements. Non-disposal undertakings for IDEA, Aditya Birla Minacs Worldwide Ltd. (ABMWL), Madura Garment Exports Ltd. (MGEL), PSI Data Systems Limited, MG Lifestyle Clothing Pvt Ltd., Peter England Fashion & Retail Ltd. and Madura Garments Lifestyle Retail Company Limited investment have also been provided to certain Banks for respective credit facilities extended by them.

   c) Pursuant to the Shareholders' Agreement entered into with the Joint Venture partner, the Company has in respect of Birla Sun Life Insurance Company Limited agreed to infuse its share of capital from time to time to meet the solvency requirement prescribed by the regulatory authority.

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

8. a) Loans & Advances include:

Rs. Crores

Amount Receivable From	Balance as on 31-Mar-2009	Balance as on 31-Mar-2008	Maximum amount due at any time during the year ended 31-Mar-2009	Maximum amount due at any time during the year ended 31-Mar-2008
(i) **Subsidiaries**				
Aditya Birla Trustee Company Private Limited	0.34	—	0.34	—
Laxminarayan Investments Limited	17.67	—	37.10	49.00
Madura Garments Exports Limited	0.02	35.52	53.00	35.52
PSI Data Systems Limited	β	0.02	0.28	0.02
Birla Sun Life Insurance Company Limited	0.04	0.01	0.14	0.07
Birla Global Finance Company Limited	11.91	0.01	25.04	101.54
Madura Garments Lifestyle Retail Company Limited	25.69	22.39	89.98	22.69
Peter England Fashion and retail Limited	32.87	38.47	99.41	39.56
MG Lifestyle Clothing Company Pvt. Limited	—	10.00	10.00	10.00
(ii) **Joint Venture**				
Birla Sun Life Asset Management Company Limited	—	—	0.04	0.12
Birla Sun Life Distribution Company Limited	—	—	—	0.02
Idea Cellular Limited	—	β	75.00	0.04
(iii) Employees Loan given in the ordinary course of the business and as per the service rules of the Company				
— no repayment schedule or repayment beyond seven years	0.84	0.64	0.88	0.90
— no interest or at an interest rate below which is specified in Section 372A of the Companies Act, 1956	5.98	5.03	8.05	6.04



SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

		Current Year	Previous Year
			Rs. Crores
9 Information related to Micro, Small and Medium Enterprises Development Act, 2006 (Act) is disclosed hereunder. The information given below has been determined to the extent such parties have been identified on the basis of information available with the Company.			
a) (i) Principal amount remaining unpaid to any supplier at the end of the accounting year		1.06	1.27
(ii) Interest due on above		β	—
The Total of (i) & (ii)		1.06	1.27
b) Amount of interest paid by the buyer in terms of Section 16 of the Act, along with amount of the payment made beyond the appointed date during the year		—	—
c) Amounts of interest accrued and remaining unpaid at the end of financial year		β	—
d) Amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the due date during the year) but without adding the interest specified under the Act		—	—
e) Amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprise, for the purpose of disallowance as a deductible expenditure under Section 23 of the Act		—	—
10. Deferred Tax Liability/(Asset) at the period end comprise timing differences on account of:			
Depreciation		205.37	225.10
Expenditure / Provisions allowable		(25.13)	(24.79)
		180.24	200.31
11. Earnings Per Share (EPS) is calculated as under:			
- Net Profit after exceptional items as disclosed in Profit and Loss Account	A	137.43	243.07
Weighted average number of Equity Shares for calculation of Basic EPS	B	95,008,617	93,310,491
- **Basic EPS (Rs.)**	A/B	**14.46**	**26.05**
Weighted average number of Equity Shares outstanding		95,008,617	93,310,491
Add: Shares held in Abeyance		43,384	45,007
Add: Dilutive impact of employee stock options		—	6,198
Weighted average number of Equity Shares for calculation of Diluted EPS -	C	95,052,001	93,361,696
- **Diluted EPS (Rs.)**	A/C	**14.46**	**26.04**
Nominal Value of Shares (in Rs.)		10.00	10.00

STANDALONE FINANCIAL STATEMENTS

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Current Year	Previous Year
		Rs. Crores
12. The following amount are included in the Miscellaneous expenses in Profit and Loss Account:		
a) Foreign Exchange difference (gain)/loss (Net)	(1.73)	(2.28)
b) All Insurance Claims (unless clearly identifiable with the respective heads of Expenses and Loss of Profit policy)	(1.36)	(4.10)
c) Unspent liabilities, excess provision and unclaimed balances in respect of earlier years written back (net of short provision and sundry balances written off)	(5.92)	(5.43)
d) (Profit)/Loss on sale/discard of Fixed Assets (Net)	(0.64)	(7.18)
13. The Donation include Contribution to General Electoral Trust for political purpose for distribution to political parties/persons	—	0.30
14. The Company has taken certain office premises, showrooms and residential houses on non-cancellable operating lease		
The future minimum lease rental payments in respect of non-cancellable operating lease are as follows:		
i) Not later than one year	42.52	66.59
ii) Later than one year and not later than five years	59.37	56.64
iii) Later than five years	—	—
15. The Company has given certain Plant and Machinery (Storage Tank) on non-cancellable operating lease:		
The gross carrying amount of the above referred assets	4.90	4.90
The accumulated depreciation for the above assets	1.59	1.36
The depreciation for the above assets for the year	0.23	0.23
The future minimum lease rental in respect of aforesaid lease is as follows:		
i) Not later than one year	2.15	1.71
ii) Later than one year and not later than five years	8.70	2.53
iii) Later than five years	—	0.46

16. **EXCEPTIONAL ITEMS**

During the previous year, the Company has sold its undertaking Rajashree Syntex (RST), Midnapur, as of June 30, 2007, on a going concern basis for a consideration of Rs. 5.06 Crores and profit on sale of Rs. 0.73 Crores has been reflected under the head "Gain on sale of undertaking". The RST was reported as a part of "Textiles" business segment.

17. **RETIREMENT BENEFITS**

a) The details of the Company's defined benefit plans for its employees are given below:

Amounts recognised in the Balance Sheet in respect of gratuity (funded by the Company):	Current Year	Previous Year
Present value of the funded defined benefit obligation at the end of the period	75.30	64.28
Fair value of plan assets	77.30	61.36
Net Liability/(Asset)	**(2.00)**	**2.92**

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Rs. Crores

	Current Year	Previous Year
Amounts recognised in Salary, Wages and Employee Benefits in the Profit and Loss Account in respect of gratuity (funded by the Company):		
Current Service Cost	4.94	4.37
Interest on Defined Benefit Obligations	5.01	4.45
Expected Return on Plan Assets	(4.46)	(4.30)
Net Actuarial (Gain)/Loss recognised during the period	(3.00)	2.91
Net Gratuity Cost	**2.49**	**7.43**
Actual Return on Plan Assets:		
Expected Return on Plan Assets	4.46	4.30
Actuarial Gain/(Loss) on Plan Assets	(1.65)	(1.65)
Actual Return on Plan Assets	**2.81**	**2.65**
Reconciliation of present value of the obligation and the fair value of the Plan Assets:		
Opening Defined Benefit Obligation	64.28	49.02
Current Service Cost	4.94	4.37
Interest Cost	5.02	4.45
Actuarial (Gain)/Loss	5.55	1.26
Liability Assumed on Amalgamation	—	8.66
Benefits Paid	(4.49)	(3.48)
Closing Defined Benefit Obligation	**75.30**	**64.28**
Change in Fair Value Plan Assets:		
Opening Fair Value of the Plan Assets	61.36	49.17
Expected Return on Plan Assets	4.46	4.30
Actuarial Gain/(Loss)	8.55	(1.65)
Assets Acquired on Amalgamation	—	9.69
Contributions by the Employer	7.42	3.33
Benefits Paid	(4.49)	(3.48)
Closing Fair Value of the Plan Assets	**77.30**	**61.36**
Investment Details of Plan Assets:		
Government of India Securities	15%	17%
Corporate Bonds	8%	10%
Special Deposit Scheme	—	22%
Insurer Managed Fund	74%	50%
Others	3%	1%
Total	**100%**	**100%**

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Rs. Crores

Experience Adjustment

	31-Mar-2009	31-Mar-2008	31-Mar-2007	31-Mar-2006
Defined Benefit Obligation	75.30	64.28	49.02	47.64
Plan Assets	77.30	61.36	49.17	46.18
Surplus/(Deficit)	2.00	(2.92)	0.15	(1.46)
Experience Adjustment on Plan Liabilities	4.72	1.83	0.39	—
Experience Adjustment on Plan Assets	8.54	(1.65)	(0.23)	—

There are no amount included in the fair value of Plan Assets for:

i) Company's own financial instrument
ii) Property occupied by or other assets used by the company

Expected rate of return on assets is based on the average long term rate of return expected on investments of the funds during the estimated term of the obligations.

General Description Fair Value of the Plan:

The Company has approved gratuity trust except for the Fertilizer and Financial Services Divisions which are having insurer Managed Fund.

	Current Year	Previous Year
Principal Actuarial Assumptions at the Balance Sheet Date		
Discount Rate	7.55%	8.2%
Estimated Rate of Return on Plan Assets	8.0%	7.5%

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors, such as supply and demand in the employment market.

Rs Crores

	Current Year	Previous Year
(b) The details of the Company's defined benefit plans in respect of Pension for its employees are given below:		
Amounts recognised in the Balance Sheet in respect of Pension (unfunded by the Company):		
Present value of unfunded obligation at the end of the period	7.49	7.39
Fair Value of Plan Assets	—	—
Net Liability/(Asset)	**7.49**	**7.39**
Amounts recognised in Salary, Wages and Employee Benefits in the Profit and Loss Account in respect of Pension (unfunded by the Company):		
Interest on Defined Benefit Obligations	0.56	0.56
Net Actuarial (Gain)/Loss recognised during the period	0.58	0.46
Net Pension Cost	**1.14**	**1.03**

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Rs. Crores

	Current Year	Previous Year
Reconciliation of present value of the obligation and the Fair Value of the Plan Assets:		
Opening Defined Benefit Obligation	7.39	7.48
Interest Cost	0.56	0.56
Actuarial (Gain)/loss	0.58	0.46
Benefits Paid	(1.05)	(1.11)
Closing Defined Benefit Obligation	**7.48**	**7.39**
Change in Fair Value Plan assets:		
Contributions by the Employer	1.05	1.11
Benefits Paid	(1.05)	(1.11)
Closing Fair Value of the Plan Assets	—	—

Experience Adjustment:

	31-Mar-2009	31-Mar-2008	31-Mar-2007	31-Mar-2006
Defined Benefit Obligation	7.49	7.39	7.48	7.91
Plan Assets	—	—	—	—
Surplus/(Deficit)	(7.49)	(7.39)	(7.48)	(7.91)
Experience Adjustment on Plan Liabilities	0.31	1.00	0.23	—

c) Defined Contribution Plans –

The Company has recognised the following amount as an expense and included in the Schedule 16 - "Contribution to Provident and Other Funds:

Rs. Crores

	Current Year	Previous Year
i) Contribution to Employee Provident Fund	13.37	12.10
ii) Contribution to Superannuation Fund	4.67	4.44
iii) Contribution to ESI	1.72	1.68

The Guidance Note on implementation of AS-15 (Revised), "Employee Benefits" issued by the ICAI states that Provident Fund set up the employers, which requires interest shortfall to be met by the employer, needs to be treated as defined benefits plan. The Company set up Provident Fund does not have existing deficit of Interest shortfall. With regards to future obligation arising due to interest shortfall (i.e., government interest to be paid on the Provident Fund Scheme exceeding the rate of interest earned on investment) pending issuance of the Guidance Note from Actuarial Society of India, the Company's actuary has expressed his inability to reliably measure the Provident Fund liability.

18 The following are included under other heads of expenses in the Profit and Loss Account:

	Current Year	Previous Year
Stores and Spares Consumed	12.05	11.37
Salaries and Wages	0.40	0.42
Staff Welfare Expenses	0.11	0.53

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Rs. Crores

	Current Year	Previous Year
Insurance	0.90	0.97
Depreciation	0.10	0.10
Repair and Maintenance — others	2.41	1.70
Rates and Taxes	0.91	0.63
Miscellaneous Expenses	20.43	11.63

19. Details of Auditors' Remuneration:

	Current Year	Previous Year
Payments to Statutory Auditors:		
Audit Fees	0.77	0.55
For Taxation Matters	0.11	0.10
For Tax Audit	0.17	0.13
For Certification Work	0.43	0.24
Reimbursement of Expenses	0.15	0.12
Payments to Branch Auditors:		
Audit Fees	0.17	0.10
For Taxation Matter	—	0.04
For Certification Work	0.02	0.02
Reimbursement of Expenses	0.03	0.03
Payment to Cost Auditors:		
Audit Fees	0.02	0.02
Reimbursement of Expenses	0.01	β
Grand Total	**1.88**	**1.35**

20. Disclosure in respect of Company's Joint Ventures in India pursuant to Accounting Standard 27 'Financial Reporting of Interest in Joint Ventures:

	Country of Incorporation	Proportion of Ownership Interest As at 31st Mar 2009	As at 31st Mar 2008
a) Name of Venture			
Idea Cellular Limited (27.02 % w.e.f. August 13, 2008)	India	27.02%	31.78%
Birla Sun Life Distribution Company Limited (Ceases to be Joint Venture on becoming Subsidiary w.e.f. 31st March, 2009)	India	—	49.99%
Birla Sun Life Asset Management Company Limited	India	50.00%	50.00%
Birla Sun Life Trustee Company Private Limited	India	49.85%	49.85%

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Rs. Crores

	Current Year	Previous Year
b) The aggregate of Company's share in the above ventures in:		
Net Fixed Assets	4,524.85	3,431.27
Investments	561.28	199.59
Net Current Assets	377.74	(363.05)
Loans/Borrowings	2,408.92	2,070.61
Income	3,073.46	2,237.41
Expenses (Including Depreciation and Taxation)	2,814.95	1,903.42
Contingent Liabilities	124.17	94.04
Capital Commitments	420.62	648.23

21. Disclosure in respect of Related Parties pursuant to Accounting Standard 18 – Refer Annexure I

22. For Derivative Information — Refer Annexure II

Rs. Crores

	Current Year	Previous Year
23. a) **Remuneration to Wholetime Directors (Including Managing Director/Manager):**		
Salary	12.00	11.55
Contribution to Provident and Other Funds *	1.23	1.05
Other Perquisites	0.77	1.12
Total	14.00	13.72
b) **Computation of Managerial Remuneration**		
Profit before Exceptional items and Tax as per Profit and Loss Account	162.30	313.83
Add: Managing and Wholetime Directors' Remuneration and Commission	14.00	13.72
Commission paid to Non-Executive Directors	—	1.50
Directors' Fees	0.15	0.22
Provision for Doubtful Debts and Advances	1.04	2.33
Provision for Wealth Tax	0.27	0.26
	177.76	331.86
Less: Bad Debts written out of Provisions	0.43	1.33
Profit on sale of current investment as per Profit and Loss Account (Net)	6.87	1.19
Profit (Net) on sale of fixed assets as per Section 349 of the Companies Act, 1956	0.64	7.18
Net Profit as per Section 349 of the Companies Act, 1956	169.82	322.16

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Current Year	Rs. Crores Previous Year
Maximum permissible remuneration to Wholetime Directors under Section 198 of the Companies Act, 1956 @ 10% of the profits computed above	16.98	32.22
Restricted as per Service Agreement	14.00	13.72
Maximum permissible managerial remuneration to Non-Executive Directors under Section 198 of the Companies Act, 1956 @ 1% of the profits computed above	—	3.22
Restricted as per Board Resolution	—	1.50

*In the determination of Manager's remuneration, certain perquisites have been valued in accordance with the Income Tax Rules, 1962.

Expenses towards gratuity and leave encashment provisions are determined actuarially on an overall company basis at the end of each year and accordingly have not been considered in the above information. Employee Compensation under Employee Stock Options Scheme has also not been considered in the above information.

24. In September, 2005 the Company had purchased 37.18 crores Equity Shares of Idea Cellular Ltd. (IDEA) from M/s. AT&T Cellular Pvt. Ltd., Mauritius and paid consideration of US$ 150 Million without deduction of tax at source after obtaining an order under Section 195(2) of the Income Tax Act from the Income Tax Department. The Deputy Director of Income Tax (International Taxation), (DDIT) Mumbai, has issued order under Section 163(1) of the Income Tax Act dated March 25, 2009, treating the Company as an agent of New Cingular Wireless Services Inc. for the sale of shares of IDEA by its subsidiary AT&T Cellular Private Limited, Mauritius. The Company has challenged the order of DDIT before the appropriate authority and based on the opinion of Tax Expert, the Company is reasonably certain that no tax liability would devolve.

25. a) Interest earned from Financial Services Activity is included in Income from Operations.

    b) Other Interest include Interest on Income Tax Refund of Rs. 4.57 Crores (Previous Year : Rs. 15.91 Crores).

    c) Govt. of India has notified the revised New Price Support Scheme (NPS-III) for fertiliser on March 8, 2007, with effect from October 1, 2006, and is in the process of fixing certain norms under the revised scheme. Pending fixation of final price, the price support for the year has been accounted for provisionally, on an estimated basis, inter alia, taking into account input price escalation/de-escalation and other claims.

    d) The Company is one of the Promoter members of Aditya Birla Management Corporation Pvt. Limited, a company limited by guarantee, which has been formed to provide a common pool of facilities and resources to its members, with a view to optimise the benefits of specialisation and minimise cost to each member. The Company's share of expenses under the common pool has been accounted for under the appropriate heads. Total amount outstanding as on 31st March, 2009, is Rs. 16.30 Crores (Previous Year : Rs. 16.30 Crores).

26. a) For additional information as required under paras 3, 4C and 4D of Part II of Schedule VI to the Companies Act, 1956 - Refer Annexure III.

    b) For Segment Information — Refer Annexure IV.

    Segments have been identified in line with the Accounting Standard on Segment Reporting (AS17), taking into account the organizational structure as well as differential risk and returns of these segments.

Garments	Branded Apparels and Accessories
Rayon	Viscose Filament Yarn, Caustic Soda and Allied Chemicals

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Carbon Black	Carbon Black
Insulator	Insulators
Textiles	Spun Yarn and Fabrics
Fertilisers	Urea, Ammonia, Argon Gas, Pesticides and Seeds
Financial Services	Corporate Finance, Syndication and Distribution

The Company considers secondary segment based on revenues within India as Domestic Revenues and outside India as Export Revenues. Since assets are used interchangeably, carrying amount of assets and cost incurred during the year to acquire assets based on secondary segment have not been disclosed.

27. Figures of Rs. 50,000 or less have been denoted by β.

28. Figures of previous year have been regrouped/rearranged wherever necessary.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K. VIKAMSEY
Partner
M. No. 2242

For S.R. BATLIBOI & CO.
Chartered Accountants

Per HEMAL SHAH
Partner
M. No. 42650

DR. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
G. P. GUPTA
B. R. GUPTA

Mumbai, April 28, 2009

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

ANNEXURE - I

a) List of Related Parties:

I. Parties where control exists — Subsidiaries:

Aditya Birla Financial Services Pvt. Ltd. (ABFSPL) (w.e.f. November 4, 2008)

Aditya Birla Capital Advisors Private Limited (ABCAPL) (Subsidiary of ABFSPL) (w.e.f. November 4, 2008)

Aditya Birla Customer Services Pvt. Ltd. (ABCSPL) (Subsidiary of ABFSPL) (w.e.f. December 11, 2008)

Aditya Birla Securities Private Limited (ABSPL) (Subsidiary of ABFSPL) (w.e.f. November 4, 2008 & ceased to be a subsidiary w.e.f. March 13, 2009)

Aditya Birla Trustee Company Private Limited (ABTCPL) (Subsidiary of ABFSPL) (w.e.f. November 28, 2008)

Aditya Birla Minacs Worldwide Ltd. (ABMWL)

Transworks Inc (TW Inc) (Subsidiary of ABMWL)

Aditya Birla Minacs Philippines Inc. (ABMPI) (Subsidiary of ABMWL)

AV TransWorks Ltd. (AVTL) (Subsidiary of ABMWL)

Aditya Birla Minacs Worldwide Inc. (ABMWI) (Subsidiary of AVTL) (formerly known as Minacs Worldwide Inc.)

Minacs Worldwide S.A. de C.V. (Subsidiary of ABMWI)

The Minacs Group (Subsidiary of ABMWI)

Minacs Limited (Subsidiary of ABMWI)

Minacs Worldwide GmbH (Subsidiary of Minacs Ltd.)

Minacs Kft. (Subsidiary of Minacs GmbH)

Aditya Vikram Global Trading House Limited (AVGTHL)

Apollo Sindhoori Capital Investments Limited (ASCIL) (w.e.f. March 6, 2009)

Apollo Sindhoori Commodities Trading Limited (Subsidiary of ASCIL) (w.e.f. March 6, 2009)

BGFL Corporate Finance Pvt. Ltd. (BGCFPL) (ceased to be a subsidiary w.e.f. March 31, 2009)

Birla Global Finance Company Ltd. (BGFCL)

Birla Insurance Advisory & Broking Services Ltd. (BIABSL) (Subsidiary of BGCFPL upto March 30, 2009 and of BGFCL w.e.f. March 31, 2009)

Birla Sun Life Insurance Company Limited (BSLICL)

Birla Sun Life Distribution Company Limited (BSDL) (w.e.f. March 31, 2009)

BSDL Insurance Advisory Services Limited (Subsidiary of BSDL) (w.e.f. March 31, 2009)

Laxminarayan Investment Limited (LIL)

Aditya Birla Financial Shared Services Limited (ABFSSL) (Subsidiary of LIL)(w.e.f. June 19, 2008)

Madura Garments International Brands Company Limited (MGIBCL) (Subsidiary of LIL)

SCHEDULE 19 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

ANNEXURE - I (Contd.)

Madura Garments Exports Limited (MGEL)

Madura Garments Exports US, Inc. (Subsidiary of MGEL)

Madura Garments Lifestyle Retail Company Ltd. (MGLRCL) (w.e.f. March 23, 2009) (Formerly subsidiary of LIL)

MG Lifestyle Clothing Company Private Limited (MGCCPL) (formerly known as Crafted Clothing Private Limited)

Peter England Fashions and Retail Company Ltd. (PEFRL) (w.e.f. March 31, 2009) (Formerly subsidiary of LIL)

PSI Data Systems Limited (PSI)

Birla Technologies Limited (Subsidiary of PSI)

JOINT VENTURE

Birla Sun Life Asset Management Company Limited (BSAMC)

Birla Sun Life Trustee Company Private Limited (BSTPL)

Birla Sun Life Distribution Company Limited (BSDL) (on becoming subsidiary, ceased to be Joint Venture w.e.f. March 31, 2009)

Idea Cellular Limited

ASSOCIATE

Birla Securities Ltd. (BSL)

Key Management Personnel and their relatives and enterprises having common Key Management Personnel

Dr. Bharat K. Singh - Managing Director

Adesh Gupta – Wholetime Director

K.K. Maheshwari – Wholetime Director

Dr. Rakesh Jain – Wholetime Director

S.K. Mitra – Wholetime Director (Upto July 31, 2007)

Vikram Rao - Wholetime Director (Upto January 31, 2009)

Relatives of Key Management Personnel

Usha Gupta (Wife of Adesh Gupta)

Sharda Maheshwari (Wife of K.K. Maheshwari)

Sushmita Mitra (Wife of S.K Mitra) (Upto July 31, 2007)

Vidya Rao (Wife of Vikram Rao) (Upto January 31, 2009)

Enterprises having common Key Management Personnel (KMP)

Tanfac Industries Ltd. (Common KMP K.K. Maheshwari)

SCHEDULE 19 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS
ANNEXURE - I (Contd.)

b) During the year following transactions were carried out with the related parties in the ordinary course of business :

Rs. Crores

Transactions/Nature of Relationship	Subsidiaries	Joint Ventures	Asso-ciates	Enterprise having common Key Manage-ment Perso-nnel	Key Manage-ment Perso-nnel	Relatives of Key Manage-ment Perso-nnel	Grand Total
Purchase of Goods and Services							
MGEL	20.09	—	—	—	—	—	20.09
	(10.13)	—	—	—	—	—	(10.13)
MGCCPL	64.45	—	—	—	—	—	64.45
	(68.87)	—	—	—	—	—	(68.87)
Others	0.84	—	—	—	—	0.13	0.97
	(0.35)	—	—	—	—	(0.16)	(0.51)
	85.38	—	—	—	—	0.13	85.51
	(79.35)	—	—	—	—	(0.16)	(79.51)
Sales of Goods and Services							
Tanfac Industries Ltd.	—	—	—	—	—	—	—
	—	—	—	(1.44)	—	—	(1.44)
MGEL	8.73	—	—	—	—	—	8.73
	(6.81)	—	—	—	—	—	(6.81)
Others	1.07	0.32	—	—	—	—	1.39
	(0.72)	(0.90)	—	—	—	—	(1.62)
	9.80	0.32	—	—	—	—	10.13
	(7.53)	(0.90)	—	(1.44)	—	—	(9.87)
Interest Received							
MGEL	2.13	—	—	—	—	—	2.13
	(0.01)	—	—	—	—	—	(0.01)
LIL	1.20	—	—	—	—	—	1.20
	(0.51)	—	—	—	—	—	(0.51)
BGFCL	0.10	—	—	—	—	—	0.10
	(1.58)	—	—	—	—	—	(1.58)
MGLRCL	5.45	—	—	—	—	—	5.45
	(0.79)	—	—	—	—	—	(0.79)
PEFRL	7.28	—	—	—	—	—	7.28
	(1.14)	—	—	—	—	—	(1.14)
Others	0.06	—	—	—	β	—	0.06
	(0.16)	—	—	—	(β)	—	(0.16)
	16.22	—	—	—	β	—	16.22
	(4.19)	—	—	—	(β)	—	(4.19)
Dividend Received							
BGFCL	11.56	—	—	—	—	—	11.56
	—	—	—	—	—	—	—
ABMWL	—	—	—	—	—	—	—
	(0.21)	—	—	—	—	—	(0.21)
	11.56	—	—	—	—	—	11.56
	(0.21)	—	—	—	—	—	(0.21)

SCHEDULE 19 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS
ANNEXURE-I (Contd.)

Rs. Crores

Transactions/Nature of Relationship	Subsidiaries	Joint Ventures	Asso-ciates	Enterprise having common Key Manage-ment Perso-nnel	Key Manage-ment Perso-nnel	Relatives of Key Manage-ment Perso-nnel	Grand Total
Receipt against Reimbursement of Revenue/ Capital Expenditure							
PEFRL	7.77	—	—	—	—	—	7.77
	(7.78)	—	—	—	—	—	(7.78)
MGLRCL	4.82	—	—	—	—	—	4.82
	(4.77)	—	—	—	—	—	(4.77)
Others	—	β	—	—	—	—	β
	(0.02)	(0.01)	—	—	—	—	(0.03)
	12.59	β	—	—	—	—	12.59
	(12.57)	(0.01)	—	—	—	—	(12.58)
Interest Expenses							
BGFCL	0.33	—	—	—	—	—	0.33
	—	—	—	—	—	—	—
ABMWL	1.20	—	—	—	—	—	1.20
	—	—	—	—	—	—	—
IDEA	—	0.76	—	—	—	—	0.76
	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—
	(β)	—	—	—	—	—	(β)
	1.53	0.76	—	—	—	—	2.29
	(β)	—	—	—	—	—	(β)
Managerial Remuneration Paid *							
Mr. Bharat K. Singh	—	—	—	—	3.28	—	3.28
	—	—	—	—	(2.78)	—	(2.78)
Mr. Adesh Gupta	—	—	—	—	1.63	—	1.63
	—	—	—	—	(1.24)	—	(1.24)
Mr. K.K. Maheshwari	—	—	—	—	3.21	—	3.21
	—	—	—	—	(2.69)	—	(2.69)
Mr. Rakesh Jain	—	—	—	—	3.70	—	3.70
	—	—	—	—	(3.34)	—	(3.34)
Mr. S.K. Mitra	—	—	—	—	—	—	—
	—	—	—	—	(2.10)	—	(2.10)
Mr. Vikram Rao	—	—	—	—	2.18	—	2.18
	—	—	—	—	(2.52)	—	(2.52)
	—	—	—	—	14.00	—	14.00
	—	—	—	—	(14.67)	—	(14.67)

* Excluding Gratuity and Leave Encashment Provision and Employee Compensation under ESOP

SCHEDULE 19 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS
ANNEXURE-I (Contd.)

Rs. Crores

Transactions/Nature of Relationship	Subsidiaries	Joint Ventures	Associates	Enterprise having common Key Management Personnel	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Fresh Investment Made							
BSLICL	536.50	—	—	—	—	—	536.50
	(446.22)	—	—	—	—	—	(446.22)
MGEL	82.75	—	—	—	—	—	82.75
	—	—	—	—	—	—	—
Others	70.20	7.64	—	—	—	—	77.84
	(58.36)	—	—	—	—	—	(58.36)
	689.45	7.64	—	—	—	—	697.09
	(504.58)	—	—	—	—	—	(504.58)
Loans Granted (including Inter-Corporate Deposits and Interest thereon)							
LIL	75.04	—	—	—	—	—	75.04
	(49.10)	—	—	—	—	—	(49.10)
BGFCL	31.50	—	—	—	—	—	31.50
	(121.02)	—	—	—	—	—	(121.02)
MGEL	57.41	—	—	—	—	—	57.41
	(35.50)	—	—	—	—	—	(35.50)
PEFRL	58.07	—	—	—	—	—	58.07
	(58.20)	—	—	—	—	—	(58.20)
MGLRCL	69.78	—	—	—	—	—	69.78
	(32.51)	—	—	—	—	—	(32.51)
Others	0.34	—	—	—	—	—	0.34
	(17.05)	—	—	—	—	—	(17.05)
	292.14	—	—	—	—	—	292.14
	(313.38)	—	—	—	—	—	(313.38)
Loans Granted Received back (including Inter-Corporate Deposits)							
BGFCL	31.50	—	—	—	—	—	31.50
	(153.52)	—	—	—	—	—	(153.52)
MGEL	92.90	—	—	—	—	—	92.90
	—	—	—	—	—	—	—
PEFRL	67.95	—	—	—	—	—	67.95
	(20.00)	—	—	—	—	—	(20.00)
MGLRCL	68.35	—	—	—	—	—	68.35
	(11.20)	—	—	—	—	—	(11.20)
LIL	57.37	—	—	—	—	—	57.37
	(62.50)	—	—	—	—	—	(62.50)
Others	10.00	—	—	—	0.01	—	10.01
	(10.05)	—	—	—	(0.01)	—	(10.06)
	328.07	—	—	—	0.01	—	328.08
	(257.27)	—	—	—	(0.01)	—	(257.28)

SCHEDULE 19 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

ANNEXURE-I (Contd.)

Rs. Crores

Transactions/Nature of Relationship	Subsidiaries	Joint Ventures	Associates	Enterprise having common Key Management Personnel	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Loans Taken (including Inter-Corporate Deposits and Bills Re-discounting)							
ABMWL	41.00	—	—	—	—	—	41.00
	—	—	—	—	—	—	—
IDEA	—	75.00	—	—	—	—	75.00
	—	—	—	—	—	—	—
BGFCL	36.90	—	—	—	—	—	36.90
	—	—	—	—	—	—	—
	77.90	75.00	—	—	—	—	152.90
	—	—	—	—	—	—	—
Loans Repaid (including Inter-Corporate Deposits and Bills Re-discounting)							
BGCFPL	—	—	—	—	—	—	—
	(1.50)	—	—	—	—	—	(1.50)
BGFCL	25.00	—	—	—	—	—	25.00
	—	—	—	—	—	—	—
ABMWL	41.00	—	—	—	—	—	41.00
	—	—	—	—	—	—	—
IDEA	—	75.00	—	—	—	—	75.00
	—	—	—	—	—	—	—
	66.00	75.00	—	—	—	—	141.00
	(1.50)	—	—	—	—	—	(1.50)
Guarantees Given during the Year							
MGCCPL	20.00	—	—	—	—	—	20.00
	(7.00)	—	—	—	—	—	(7.00)
PEFRL	70.00	—	—	—	—	—	70.00
	—	—	—	—	—	—	—
ABMWL	—	—	—	—	—	—	—
	(104.49)	—	—	—	—	—	(104.49)
MWI	—	—	—	—	—	—	—
	(250.64)	—	—	—	—	—	(250.64)
MGLRCL	60.00	—	—	—	—	—	60.00
	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—
	(15.00)	—	—	—	—	—	(15.00)
	150.00	—	—	—	—	—	150.00
	(377.13)	—	—	—	—	—	(377.13)

SCHEDULE 19 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

ANNEXURE-I (Contd.)

Rs. Crores

Transactions/Nature of Relationship	Subsidiaries	Joint Ventures	Associates	Enterprise having common Key Management Personnel	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Outstanding Balances as at 31.03.2009							
Loans Granted	64.26 (105.01)	— —	— —	— —	0.03 (0.04)	— —	64.28 (105.05)
Interest Accrued on Loans Granted	4.84 (0.01)	— —	— —	— —	— —	— —	4.84 (0.01)
Loans Taken	11.90 —	— —	— —	— —	— —	— —	11.90 —
Amount Receivable against Debtors	1.33 (0.48)	— —	— —	— (0.25)	— —	— —	1.33 (0.73)
Amounts Receivable against Advances	19.44 (1.40)	— (β)	— —	— —	— —	— —	19.44 (1.40)
Amounts Payable	14.19 (2.77)	— —	— —	— —	— —	— —	14.19 (2.77)
Guarantees provided for	621.21 (471.99)	— —	— —	— —	— —	— —	621.21 (471.99)
Deposits Receivable	— —	— —	— —	— —	— —	3.00 (3.65)	3.00 (3.65)
Deposits Payable	— —	0.01 (0.01)	— —	— —	— —	— —	0.01 (0.01)
Investments	2,393.37 (1,442.58)	2,370.13 (2,373.72)	(0.01) (0.01)	— —	— —	— —	4,763.48 (3,816.31)

- Figures in brackets represent corresponding amount of previous year.
- No amount in respect of the related parties have been written off/back are provided for during the year.
- Related party relationship have been identified by the management and relied upon by the auditors.

SCHEDULE 19 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

ANNEXURE - II

Statement of Derivatives — Outstanding at the Balance Sheet Date

a) Derivatives: Outstanding as at Balance Sheet Date

	Foreign Currency		Amount in Foreign Currency As at		Purpose
			31-Mar-2009	31-Mar-2008	
Currency and Interest Rate Swap	JYen	Buy	14,953,600,000	11,900,500,000	Hedging of Loan
Buyers Credit	JYen	Buy	9,012,396,108	8,110,215,428	Hedging of Loan
Buyers Credit	USD	Buy	109,774,424	99,802,055	Hedging of Loan
Forward Contracts	USD	Buy Sell	30,246,105 4,667,183	42,058,805 4,200,000	Hedging Purpose
Forward Contracts	JYen	Buy	—	13,400,000	Hedging Purpose
Forward Contracts	Euro	Buy Sell	178,427 1,825,000	653,680 1,154,842	Hedging Purpose
Forward Contracts	GBP	Sell	1,165,000	1,379,985	Hedging Purpose
Forward Contracts	AUD	Buy	800,000	5,900,726	Hedging Purpose

b) Foreign currency exposure which are not hedged as at Balance Sheet Date

	Receivable	Payable	Investments	Net
USD	7,125,993 (34,058,581)	15,806,140 (50,181,017)	850,000 (850,000)	-7,830,147 (-15,272,436)
Euro	2,549,989 (1,370,437)	761,646 (184,938)		1,788,343 (1,185,499)
GBP	982,959 (161,562)	51,523 (42,094)		931,436 (119,468)
AUD	— (40,539)	470 —		-470 (40,539)
Jyen	— —	— (6,413,130)		— (-6,413,130)
HKD	— (1,724,985)	— —		— (1,724,985)

Figures in brackets represent corresponding amount of previous year.

SCHEDULE 19 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS
ANNEXURE-III

INFORMATION PURSUANT TO THE PROVISIONS OF PARAGRAPHS 3, 4C AND 4D OF PART II OF SCHEDULE VI OF THE COMPANIES ACT, 1956

a) Details of Products Manufactured, Turnover, Opening Stock, Closing Stock, etc.

Rs. Crores

Particulars	Unit	Year Ended 31st March	Installed Capacity Per Annum	Opening Stock**		Production	Purchase		Turnover		Closing Stock	
				Quantity	Amount	Quantity	Quantity	Amount	Quantity@	Amount	Quantity	Amount
Garments	Nos./000	**2009**		5,200	157.22	8,579*	3,627	135.21	11,754	897.33	5,652	162.12
	Nos./000	2008		4,918	112.31	8,208*	3,040	113.53	10,966	817.94	5,200	157.22
Viscose Filament Rayon Yarn	MT	**2009**	16,400	648	11.16	16,625	—	—	16,792	362.09	481	8.43
	MT	2008	16,400	1,571	22.28	17,000	—	—	17,923	329.30	648	11.16
Sulphuric Acid & Allied Chemicals	MT	**2009**	55,300	1,336	0.96	47,020	—	—	47,572	31.02	785	0.24
	MT	2008	55,300	650	0.42	50,545	—	—	49,859	26.66	1,336	0.96
Caustic Soda	MT	**2009**	91,250	886	0.66	78,574	—	—	77,590	160.09	1,871	1.70
	MT	2008	82,125	859	0.65	74,468	—	—	74,441	122.68	886	0.66
Chlorine	MT	**2009**	80,665	507	0.25	65,717	—	—	65,914	13.95	311	(0.01)
	MT	2008	73,000	298	0.04	62,302	—	—	62,093	25.25	507	0.25
Hydro Chloric Acid	MT	**2009**	11,115	359	0.07	11,811	—	—	12,002	0.98	168	(0.00)
	MT	2008	11,115	64	0.01	11,081	—	—	10,786	1.60	359	0.07
Spun Yarn	MT	**2009**	43768 Spdl	577	26.59	9,185	60	3.89	9,271	454.55	551	28.72
	MT	2008	60664 Spdl	580	15.60	11,261	85	4.66	11,349	479.50	577	26.59
Cloth	000Mtr	**2009**	106 looms	1,489	21.94	3,646	—	—	4,049	96.19	1,086	18.87
	000Mtr	2008	107 looms	1,407	18.36	4,792	—	—	4,710	98.61	1,489	21.94
Carbon Black	MT	**2009**	230,000	4,962	18.79	202,076	—	—	203,827	1,183.66	3,211	16.82
	MT	2008	230,000	4,476	17.37	215,103	—	—	214,617	941.08	4,962	18.79
High & Low Tension Insulators and Bushings	MT	**2009**	38,800	2,426	18.54	32,904	274	0.93	32,561	443.61	3,043	29.64
	MT	2008	38,800	1,561	8.00	32,921	248	0.80	32,304	410.70	2,426	18.54
Lightning & Surge Arrestors	NOS.	**2009**	25,000	7,976	0.23	—	—	—	1,768	0.18	6,208	—
	NOS.	2008	25,000	7,285	0.60	9,808	—	—	9,117	18.11	7,976	0.23
Liquid Argon	'000 SM3	**2009**	3,000	91	0.44	1,561	—	—	1,540	6.33	112	0.34
	'000 SM3	2008	3,000	73	0.26	1,284	—	—	1,266	5.09	91	0.44
Urea	MT	**2009**	2620 per day	16,023	11.07	1,069,691	—	—	1,072,891	1,107.94	12,823	10.41
	MT	2008	2620 per day	5,337	3.21	880,991	—	—	870,305	695.09	16,023	11.07
Traded Goods		**2009**		—	1.30	—	—	89.69	—	107.32	—	3.21
		2008		—	1.69	—	—	62.46	—	74.11	—	1.30
Financial Services		**2009**		—	—	—	—	—	—	0.31	—	—
		2008		—	—	—	—	—	—	5.27	—	—
Others		**2009**		—	4.47	—	—	12.96	—	135.49	—	8.53
		2008		—	2.94	—	—	6.31	—	115.40	—	4.47
Total		**2009**			273.69			242.68		5,001.04		289.02
		2008			203.74			187.76		4,166.38		273.69

The Installed Capacity is as Certified by the Management and licensed capacity is not given as licensing has been abolished.

@ Turnover quantity includes captive consumption, damages, sample sales and shortages, and value includes Export benefits.

* Garment production includes items produced on job work basis by outside parties and purchases.

** Includes Nil (Previous Year : Rs 8.70 Crores) of inventories acquired on amalagamation.

SCHEDULE 19 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS
ANNEXURE-III (Contd.)

	Current Year		Previous Year	
	MT	Rs. Crores	MT	Rs. Crores
b) Raw Materials Consumed:				
Wood Pulp	18,077	100.20	18,511	79.84
Wool Fibre	7,493	271.15	8,623	310.46
Flax Fibre	3,206	45.73	2,555	28.40
Staple and Synthetic Fibre	739	13.56	1,950	23.90
Cotton Staple and Synthetic Yarn	794	27.42	1,837	46.85
Carbon Black Feed Stock/Coal Tar	386,140	955.16	404,578	603.29
Fabrics in '000 Mtrs.	11,316	176.14	12,776	185.24
Natural Gas/RNLG ('000SM^3)	554,089	434.38	444,820	281.40
Naphtha (000)	8.46	31.90	19.01	68.00
Metal Parts*	—	88.64	—	79.26
Clays	26,691	14.71	26,850	13.69
Others		163.02		153.69
		2,322.01		1,874.02

* It is not practicable to furnish quantitative information in view of the large number of item which differ in size and nature, each being less than 10% in value of the total.

	Current Year Rs. Crores	Previous Year Rs. Crores
c) Value of Imports calculated on C.I.F. Basis:		
Raw Materials	1,289.90	1,187.73
Stores and Spare Parts	23.66	21.83
Capital Goods	90.20	35.31
Purchase of Finished Goods	40.60	32.85
d) Expenditure in Foreign Currency (on actual payment basis):		
Advertisement	2.66	2.06
Technical Assistance Fees/Royalty	4.70	2.29
Interest and Commitment Charges	9.39	5.50
Professional Charges	4.20	7.17
Travelling	2.12	1.35
Commission	11.25	6.06
Others	5.31	4.95

SCHEDULE 19 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS
ANNEXURE-III (Contd.)

e) Value of Imported and Indigeneous Raw Materials, Spare Parts and Components consumed and percentage thereof to the total consumption:

	Percentage		Percentage	
Raw Materials:				
Imported	61.00%	1,416.52	59.49%	1,114.88
Indigenous	39.00%	905.48	40.51%	759.14
		2,322.01		1,874.02
Stores, Spare Parts and Components:				
Imported	10.29%	20.26	9.37%	17.47
Indigenous	89.71%	176.72	90.63%	168.98
		196.98		186.45

f) Amount remitted in Foreign Currency on account of Dividend:

Dividend in respect of Accounting Year 2007-08 (576 Shareholder holding 137621 Equity Shares)	0.08	—
Dividend in respect of Accounting Year 2006-07 (1 shareholder holding 666 Equity Shares)	β	—
Dividend in respect of Accounting Year 2005-06 (11 Shareholder holding 2169 Equity Shares)	β	—

g) Earning in Foreign Currency:

i) On Export of goods (F.O.B. Basis):		
(a) Foreign Currency	636.24	624.29
(b) Rupee Payments	43.41	13.57
(c) Export through Merchant Exporters	1.00	1.00
ii) Sale of Certified Emission Reduction	4.61	5.17
ii) Service Charge	0.07	0.12

SEGMENT DISCLOSURES FOR THE YEAR ENDED 31ST MARCH, 2009


ANNEXURE-IV

Rs. Crores

(I) Primary Segments — Business	Garments		Rayon (Includes Caustic Soda and Allied Chemicals)		Carbon Black		Insulators		Textiles (Includes Spun Yarns and Fabrics)	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
a) Segment Revenue #										
Sales to External Customers including Export Benefits but Net of Excise Duty	906.43	825.71	537.11	475.97	1,095.64	863.84	424.89	398.86	572.04	595.96
Inter-Segment Revenue	—	—	—	—	—	—	(0.07)	—	1.17	4.39
Total Segment Revenue	906.43	825.71	537.11	475.97	1,095.64	863.84	424.82	398.86	573.21	600.35
b) Segment Result (PBIT)	(48.54)	35.08	89.82	91.52	24.69	130.32	108.40	122.53	32.69	48.69
Less: Interest and Finance Charges *										
Add: Unallocable income Net of Unallocable Expenditure										
Profit before Tax and Exceptional Items										
Exceptional Items:										
(Gain)/Loss on Long Term Strategic Investments/Transfer of Business (Net)										
Profit before Tax										
Provision for Current Tax										
Provision for Deferred Tax										
Provision for FBT										
Provision for Tax for earlier years written back										
Profit after Tax										
c) Carrying Amount of Segment Assets	681.96	652.95	513.39	526.79	938.63	856.12	326.74	288.16	411.11	431.01
Unallocated Assets										
Total Assets										
d) Carrying Amount of Segment Liabilities	270.32	181.70	76.50	73.10	185.54	188.60	62.40	48.19	65.99	71.68
Unallocated Liabilities										
Total Liabilities										
e) Cost incurred to acquire Segment Fixed Assets during the year	106.89	41.27	34.66	21.66	16.10	148.37	26.96	14.67	30.62	71.84
Unallocated Assets										
f) Depreciation/Amortisation	50.21	32.07	33.14	32.90	25.05	22.26	14.37	13.73	21.51	19.21
Unallocated Depreciation										

* Interest and finance charges exclude interest of Rs. 0.22 Crores (Previous Year 4.16 Crores) on Financial Services Business, since it is considered as an expense for deriving Segment Result.

(II) Secondary Segment - Geographical

The Company's operating facilities are located in India

	Current Year	Previous Year
Domestic Revenues	4,136.65	3,305.35
Exports Revenues	649.53	647.72
Total	4,786.18	3,953.07

Inter-segment revenues are recognised on arm's length basis.

SEGMENT DISCLOSURES FOR THE YEAR ENDED 31ST MARCH, 2009

ANNEXURE-IV

Rs. Crores

(I) Primary Segments — Business	Fertilisers		Financial Service		Gross Total		Inter-Segment Elimination		Net Total	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
a) Segment Revenue #										
Sales to External Customers including Export Benefits but Net of Excise Duty	1,249.76	787.46	0.31	5.27	4,786.18	3,953.07				
Inter-Segment Revenue	—	—	—	—	1.10	4.39				
Total Segment Revenue	1,249.76	787.46	0.31	5.27	4,787.28	3,957.46	(1.10)	(4.39)	**4,786.18**	**3,953.07**
b) Segment Result (PBIT)	209.74	84.45	(8.54)	(2.44)	408.26	510.15	—	—	408.26	510.15
Less: Interest and Finance Charges *									257.19	174.86
Add: Unallocable income Net of Unallocable Expenditure									11.24	(21.46)
Profit before Tax and Exceptional Items									**162.30**	**313.83**
Exceptional Items: (Gain)/Loss on Long Term Strategic Investments/Transfer of Business (Net)									—	(0.73)
Profit before Tax									**162.30**	**314.56**
Provision for Current Tax									76.95	78.14
Provision for Deferred Tax									(21.05)	25.24
Provision for FBT									4.12	3.86
Provision for Tax for earlier years written back									(35.15)	(35.75)
Profit after Tax									**137.43**	**243.07**
c) Carrying Amount of Segment Assets	681.13	617.82	14.68	15.80	3,567.64	3,388.65	—	—	3,567.64	3,388.65
Unallocated Assets									6,006.95	4,271.41
Total Assets									**9,574.59**	**7,660.06**
d) Carrying Amount of Segment Liabilities	94.51	86.55	15.02	1.77	770.28	651.59	—	—	770.28	651.59
Unallocated Liabilities									4,682.65	2,984.73
Total Liabilities									**5,452.93**	**3,636.32**
e) Cost Incurred to acquire Segment Fixed Assets during the year	1.96	72.92	0.03	0.45	217.22	371.19	—	—	217.22	371.19
Unallocated Assets									0.40	0.87
f) Depreciation/Amortisation	18.72	17.94	0.38	0.44	163.37	138.55	—	—	163.37	138.55
Unallocated Depreciation									2.59	2.55

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2009

Rs. Crores

	PARTICULARS	31-Mar-2009			31-Mar-2008		
A.	CASH FLOW FROM OPERATING ACTIVITIES						
	Net Profit before Tax		162.30			314.56	
	Adjustments for:						
	Depreciation	166.07			141.20		
	Provision for Bad, Doubtful Debts and Advances (Net)	(3.32)			2.33		
	Diminution in the Value of Fertiliser Bonds	5.11			3.16		
	Interest Expenses (Net)	257.41			179.02		
	Employee Stock Options Outstanding	1.29			0.71		
	(Profit)/Loss on Fixed Assets Sold	(0.64)			(7.18)		
	(Profit)/Loss on Sale of Investments	(6.87)			(1.19)		
	Dividend Income	(16.81)			(4.23)	313.82	
			402.24				
	Exceptional Items:						
	(Gain)/Loss on Sale of Rajashree Syntex Unit		—			(0.73)	
	OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		**564.54**			**627.65**	
	Decrease/(Increase) in Trade and Other Receivables	(151.55)			(146.88)		
	Decrease/(Increase) in Inventories	29.00			(258.47)		
	Increase/(Decrease) in Trade and Other Payables	85.36	(37.19)		102.52	(302.83)	
	CASH GENERATED FROM OPERATIONS		527.35			324.82	
	Income Taxes Paid (Net of Refund)		(82.74)			(46.11)	
	NET CASH FROM OPERATING ACTIVITIES			**444.61**			**278.71**
B.	CASH FLOW FROM INVESTING ACTIVITIES						
	Proceeds from Sale of Fixed Assets		6.85			13.29	
	Purchase of Fixed Assets		(275.67)			(238.05)	
	Proceeds from Sale of Rajashree Syntex Unit		—			5.06	
	(Increase)/Decrease in Corporate Deposits		25.91			(89.76)	
	Interest Received		33.44			24.78	
	Capital Subsidy Received		1.58			—	
	Dividend Received		16.81			4.23	
	Sale/Redemption (Purchase) of current Investments (Net)		(625.61)			228.65	
	Sale of Investment in Subsidiaries		1.51			—	
	Investment in Subsidiaries		(948.71)			(504.59)	
	Sale of investments		0.50			3.20	
	Purchase of Investments		(125.87)			(19.57)	
	NET CASH (USED IN)/FROM INVESTING ACTIVITIES			**(1,889.26)**			**(572.76)**

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2009

Rs. Crores

PARTICULARS	31-Mar-2009		31-Mar-2008	
C. CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issue of Share Capital	—		1.70	
Proceeds from issue of Share Warrants (Net of Conversion)	—		377.41	
Share Premium Received (Net)	0.03		339.70	
Proceeds from Borrowings	2,157.43		335.06	
Repayment of Borrowings	(401.64)		(492.87)	
Dividends Paid (including tax thereon)	(63.91)		—	
Interest and Finance Charges Paid	(254.60)		(194.55)	
NET CASH (USED IN)/FROM FINANCING ACTIVITIES		**1,437.31**		**366.46**
NET INCREASE IN CASH AND EQUIVALENTS		(7.34)		72.41
CASH AND CASH EQUIVALENTS (OPENING BALANCE)		97.15		22.74
Cash Acquired on Merger of ABIL		—		2.02
Cash Outflow on Sale of RST Unit		—		(0.01)
CASH AND CASH EQUIVALENTS (CLOSING BALANCE)		89.81		97.15

Notes:

1) **Cash and Cash Equivalents include:**

	31-Mar-2009	31-Mar-2008
Cash, Cheque in Hand and Remittance in transit	6.34	8.99
Balance with Banks	83.47	88.16
	89.81	97.15

2) Previous year's figures have been regrouped/rearranged to confirm to the current year's presentation, whenever necessary.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K. VIKAMSEY
Partner
M. No. 2242
Mumbai, April 28, 2009

For S.R. BATLIBOI & CO.
Chartered Accountants

Per HEMAL SHAH
Partner
M. No. 42650

DR. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
G. P. GUPTA
B. R. GUPTA

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I Registration Details

Registration No.	1107	State Code 04
Balance Sheet Date	31 (Date) 03 (Month) 2009 (Year)	

II Capital Raised during the Year (Amount in Rs. Crores)

Public Issue	Preferential Issue
NIL	NIL
Bonus Issue	**Private Placement**
NIL	NIL

III Position of Mobilisation and Development of Fund (Amount in Rs. Crores)

	Total Liabilities	Total Assets
	8801.11	8801.11
Source of Funds	Paid-up Capital	Reserves & Surplus*
	95.01	4026.65
	Secured Loans	Unsecured Loans
	2217.07	2282.14
Application of Funds	Net Fixed Assets	Investments
	1604.99	5712.39
	Net Current Assets**	Misc. Expenditure
	1303.49	NIL

* Includes Share Warrants
** Net of Deferred Tax Liability

IV Performance of Company (Amount in Rs. Crores)

Turnover	Total Expenditure
4818.20	4655.90
Profit Before Tax	**Profit After Tax**
162.30	137.43
Earning per Share	**Dividend Rate %**
14.47	40.00

V Generic Names of Three Principal Products/Services of Company (as per Monetary Terms)

Item Code No. (ITC Code)	Product Description
620000	Garments
5403110.09	Viscose Filament Rayon Yarn
2803	Carbon Black
31021000	Urea

DR. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
G. P. GUPTA
B. R. GUPTA

Mumbai, April 28, 2009

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors

Aditya Birla Nuvo Limited

1. We have audited the attached Consolidated Balance Sheet of Aditya Birla Nuvo Limited ("the Company") and its Subsidiaries ("the Group"), Joint Ventures and Associates as at March 31, 2009 and also the Consolidated Profit and Loss Account and the Consolidated Cash Flow statement for the year ended on that date annexed thereto.These financial statements are the responsibility of the Company's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We report that the Consolidated Financial Statements ("CFS") have been prepared by the Company in accordance with the requirements of Accounting Standard ("AS") 21 Consolidated Financial Statements, AS 23 Accounting for Investments in Associates in Consolidated Financial Statements and AS 27 Financial Reporting of Interests in Joint Ventures, issued by the Institute of Chartered Accountants of India.

4. *Included in these CFS are assets of Rs. 6,145 Crores, revenues of Rs.790 Crores, and net cash outflows of Rs.18 Crores, of CFS of IDEA Cellular Limited, a Joint Venture as mentioned in Notes No.4(v) of schedule 19B, are unaudited and our opinion, in so far as it relates to the amounts included in respect of this entity, is based solely on management certification.*

5. Included in these Consolidated Financial Statements (CFS) are Assets of Rs. 11,871 Crores as at March 31, 2009, revenues of Rs.8,974 Crores and net cash outflow of Rs.762 Crores for the year then ended, which have not been jointly audited by us. These have been audited by either of us singly or jointly with others or by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these entities, is based solely on reports of those respective auditors.

6. Without qualifying our opinion, attention is invited to note 4(iii) of Schedule 19B of the Notes to Accounts. As detailed in the said note, Idea Cellular Limited has filed the scheme of arrangement with the stock exchanges which includes proposed adjustment of non-compete fees paid to the erstwhile promoters of Spice Communications Limited against securities premium account with the approval of High Court. In view of the above, the Group's share of non-compete fees amounting to Rs.36.98 Crores for the year ended March 31, 2009 have not been amortised.

7. The actuarial valuation of liabilities of Birla Sunlife Insurance Company Limited (BSCL) for policies in force is responsibility of the BSCL's appointed actuary. The auditors of BSCL have relied on the appointed actuary's certificate in this regard.

8. *Subject to para 4 above*, and based on our audit and on consideration of reports of other auditors on separate financial statements and on the other financial information of the components and to the best of our information and according to the explanations given to us, we are of the opinion that the attached consolidated financial statements, give a true and fair view in conformity with accounting principles generally accepted in India:
   (a) in the case of the consolidated balance sheet, of the state of affairs of the Company and its Subsidiaries, Joint Ventures and Associates as at March 31, 2009;
   (b) in the case of the consolidated profit and loss account, of the loss for the year ended on that date; and
   (c) in the case of the consolidated cash flow statement, of the cash flows for the year ended on that date.

For Khimji Kunverji & Co.
Chartered Accountants

per Shivji K. Vikamsey
Partner
Membership No: 2242

Place: Mumbai
Date: April 28, 2009

For S.R. Batliboi & Co.
Chartered Accountants

per Hemal R. Shah
Partner
Membership No: 42650

Place: Mumbai
Date: April 28, 2009

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2009

Rs. Crores

	Schedule	As at 31-Mar-2009	As at 31-Mar-2008
SOURCES OF FUNDS			
Shareholders' Funds:			
Equity Share Capital	1	95.01	95.01
Preference Share Capital	1A	25.52	50.00
Share Warrants (Refer Note 7 of Schedule 19)		377.41	377.41
Reserves & Surplus	2	5,396.48	3,510.45
		5,894.42	**4,032.87**
Minority Interest		179.25	174.41
Loan Funds:			
Secured Loans	3	5,033.06	4,463.47
Unsecured Loans	4	3,860.90	2,184.39
		8,893.96	**6,647.86**
Deferred Tax Liabilities		216.20	226.19
Policyholders' Fund		8,596.88	6,484.67
Fund for Future Appropriations		128.96	25.88
Total Funds Employed		**23,909.67**	**17,591.88**
APPLICATION OF FUNDS			
Fixed Assets:			
Goodwill on Consolidation		3,422.57	2,571.04
Gross Block	5	10,201.55	8,536.34
Less: Accumulated Depreciation		4,087.26	3,529.86
Net Block		**6,114.29**	**5,006.48**
Capital Work-in-Progress		551.50	441.32
		6,665.79	**5,447.80**
Investments:			
Life Insurance Policyholders' Investment	6A	8,701.36	6,470.47
Other Investments	6B	2,381.04	849.71
		11,082.40	**7,320.18**
Non-Compete Fee		**146.96**	—
Deferred Tax Assets		**2.18**	—
Current Assets, Loans & Advances:			
Inventories	7	834.80	834.74
Sundry Debtors	8	1,343.58	1,195.65
Cash & Bank Balances	9	1,534.37	793.99
Interest Accrued on Investments		19.64	13.01
Loans & Advances	10	1,907.67	1,858.34
		5,640.06	**4,695.73**
Less: Current Liabilities & Provisions:	11		
Current Liabilities		**2,907.87**	**2,293.11**
Provisions		**142.42**	**149.76**
		3,050.29	**2,442.87**
Net Current Assets		**2,589.77**	**2,252.86**
Total Funds Utilised		**23,909.67**	**17,591.88**
Significant Accounting Policies and Notes on Accounts	19		

Schedules referred to above form an integral part of the Balance Sheet

As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K. VIKAMSEY
Partner
M. No. 2242

For S.R. BATLIBOI & CO.
Chartered Accountants

Per HEMAL SHAH
Partner
M. No. 42650

DR. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
G. P. GUPTA
B. R. GUPTA

Mumbai, April 28 , 2009

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2009

	Schedule	Year Ended 2008-09	Rs. Crores Year Ended 2007-08
INCOME			
Gross Sales	12A	14,415.30	11,462.91
Less: Excise Duty		214.86	213.31
Net Sales		**14,200.44**	**11,249.60**
Other Operating Income			
- Investment Income/(Loss) on Life Insurance Policyholders' Fund		(670.66)	487.30
- Others	12B	113.41	124.21
Net Income from Operations		13,643.19	11,861.11
Other Income	13	167.29	74.29
		13,810.48	**11,935.40**
EXPENDITURE			
(Increase)/Decrease in Stocks	14	(48.70)	(93.22)
Cost of Materials	15	2,704.96	2,192.20
Salaries, Wages and Employee Benefits	16	2,396.67	1,995.82
Manufacturing, Selling and Other Expenses	17	5,769.79	3,990.72
Change in Valuation of Liability in respect of Life Insurance Policies in force		2,215.29	2,748.62
		13,038.01	**10,834.14**
Profit before Interest, Depreciation/Amortisation and Exceptional Items		**772.47**	**1,101.26**
Less: Interest and Other Finance Expenses	18 A	721.04	475.97
Add: Interest Income	18 B	96.92	50.95
Profit before Depreciation/Amortisation and Exceptional Items		**148.35**	**676.24**
Depreciation/Amortisation		695.94	524.94
(Loss)/Profit before Exceptional items and Tax		**(547.59)**	**151.30**
Exceptional Items			
Less: Expenses towards Voluntary Retirement Scheme		1.18	—
Less: (Gain)/Loss on Sale of Undertaking/Subsidiary		1.05	(0.73)
(Loss)/Profit after Exceptional items		**(549.82)**	**152.03**
Provision for Taxation - Current Tax		108.65	103.58
- Deferred Tax		(13.18)	45.57
- Fringe Benefit Tax		15.65	11.84
Write back of excess provision for Tax/Income Tax refund related to earlier years (net)		(35.83)	(35.13)
Net (Loss)/Profit before Minority Interest		**(625.11)**	**26.17**
Minority Interest in the Loss of Consolidated Subsidiaries		(194.59)	(124.61)
Net Profit/(Loss)		**(430.52)**	**150.78**
Balance Brought Forward		(642.48)	(565.84)
Amount Transferred on change in stake in Subsidiaries/Joint Ventures		50.37	18.41
Profit Available for Appropriation		**(1,022.63)**	**(396.65)**
APPROPRIATIONS			
Proposed Dividend on Equity Shares		38.00	54.63
Proposed Dividend on Preference Shares		—	0.01
Interim Dividend on Preference Shares		3.01	1.64
Corporate Tax on Dividend		7.18	9.58
General Reserve		13.75	175.00
Debenture Redemption Reserve		16.28	—
Special Reserve		6.55	4.97
Surplus/(Deficit) carried to Balance Sheet		(1,107.40)	(642.48)
		(1,022.63)	**(396.65)**
Basic Earnings Per Share - Rs. (Refer Note 15 of Schedule 19)		(45.73)	15.95
Dilutive Earnings Per Share - Rs. (Refer Note 15 of Schedule 19)		(45.73)	15.94
(Face Value of Rs. 10/- each)			
Significant Accounting Policies and Notes on Accounts	19		

Schedules referred to above form an integral part of the Profit and Loss Account

As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K. VIKAMSEY
Partner
M. No. 2242

For S.R. BATLIBOI & CO.
Chartered Accountants

Per HEMAL SHAH
Partner
M. No. 42650

DR. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
G. P. GUPTA
B. R. GUPTA

Mumbai, April 28 , 2009

SCHEDULE 1

EQUITY SHARE CAPITAL

	Numbers	As at 31-Mar-2009	Rs. Crores As at 31-Mar-2008
Issued, Subscribed & Paid-up:			
Equity Shares of Rs. 10/- each, fully paid-up	95,009,290	95.01	95.01
Previous Year	(95,008,050)		
		95.01	**95.01**

SCHEDULE 1A
PREFERENCE SHARE CAPITAL

	Numbers	As at 31-Mar-2009	As at 31-Mar-2008
7% Compulsory Convertible Cumulative Shares of Rs. 10/- each, fully paid-up of Birla Global Finance Company Limited	25,000,000	25.00	25.00
Previous Year	(25,000,000)		
7.5 % Compulsory Convertible Cumulative Shares of Rs. 10/- each, fully paid-up of Birla Global Finance Company Limited	NIL	—	25.00
Previous Year	(25,000,000)		
Compulsory Convertible Preference Shares of Rs. 10/- each, fully paid-up of Aditya Birla Telecom Ltd. (Subsidiary company of Idea Cellular Limited)	520,058	0.52	—
Previous Year	(NIL)		
		25.52	**50.00**

SCHEDULE 2
RESERVES & SURPLUS

Rs. Crores

	31-Mar-2008	Addition	Addition/(Deletion) on Stake Change/ Amalgamation	Deletion	31-Mar-2009
Capital Reserve on Consolidation	41.84	—	(6.74)	—	35.10
Capital Reserve	2.86	1.58	—	—	4.44
Capital Fund	0.01	—	—	—	0.01
Capital Redemption Reserve	8.75	—	—	—	8.75
Debenture Redemption Reserve	—	16.28	—	—	16.28
Securities Premium Account	2,057.18	2,729.51	(424.93)	—	4,361.76
General Reserve	2,002.24	13.75	—	—	2,015.99
Investment Reserve	19.95	—	—	—	19.95
Special Reserve	5.98	6.55	—	—	12.53
Credit/(Debit) Fair Value Change Account	0.01	—	—	—	0.01
Amalgamation Reserve	4.14	—	(3.06)	—	1.08
Employee Stock Options Outstanding	2.73	5.60	(0.55)	0.84	6.94
Foreign Currency Translation Reserve	7.24	13.80	—	—	21.04
Surplus as per Profit and Loss Account	(642.48)	—	50.37	515.29	(1,107.40)
	3,510.45	**2,787.07**	**(384.91)**	**516.13**	**5,396.48**
Previous Year's Figures	**3,026.29**	**614.22**	**(35.00)**	**95.06**	**3,510.45**

SCHEDULE 3
SECURED LOANS

	As at 31-Mar-2009	Rs. Crores As at 31-Mar-2008
Non-Convertible Debentures	110.00	—
Loans from Banks	3,974.30	3,779.01
Finance Lease Liability	79.85	50.70
Other Loans:		
Deferred Sales Tax Loan	87.50	81.00
Others	781.41	552.76
	5,033.06	**4,463.47**

SCHEDULE 4
UNSECURED LOANS

	As at 31-Mar-2009	As at 31-Mar-2008
Fixed Deposits	3.51	3.45
Commercial Paper	1,525.00	260.00
Short Term Loans from:		
Banks	559.28	1,043.48
Others	674.30	469.56
Other Loans :		
Banks	661.19	352.05
Others	437.62	55.85
	3,860.90	**2,184.39**

SCHEDULE 5
FIXED ASSETS

Rs. Crores

	Gross Block						Depreciation/Amortisation						Net Block	
	As at 31-Mar-08	Foreign Exchange Translation Difference	Addition/ Deletion on Stake Change/ Amalga-mation	Additions for the Year	Deduc-tions/ Adjust-ments	As at 31-Mar-09	Upto 31-Mar 08	Foreign Exchange Translation Difference	Addition/ Deletion on Stake Change/ Amalga-mation	For the Year	Deduc-tions/ Adjust-ments	As at 31-Mar-09	As at 31-Mar-09	As at 31-Mar-08
Tangible Assets														
Land:														
Freehold	13.00	—	(0.28)	0.45	—	13.17	—	—	—	—	—	—	13.17	13.00
Leasehold	35.58	—	(1.00)	0.54	0.13	34.99	3.82	—	(0.35)	0.51	0.10	3.88	31.11	31.76
Railway Siding	5.84	—	—	—	—	5.84	5.43	—	—	0.12	—	5.55	0.29	0.41
Buildings	322.61	—	1.99	8.34	0.75	332.19	70.31	—	(0.09)	9.62	0.17	79.67	252.52	252.30
Leasehold Improvements	172.20	7.85	0.98	20.61	44.42	157.22	68.95	2.66	0.42	22.72	15.72	79.03	78.19	103.25
Plant & Machinery	6,007.17	0.33	(378.29)	1,887.30	106.77	7,409.74	2,388.00	0.11	(53.71)	465.90	95.33	2,704.97	4,704.77	3,619.17
Furniture, Fixtures & Equipment	700.75	30.50	37.04	168.73	23.65	913.37	444.41	19.76	18.84	109.66	15.78	576.89	336.48	256.34
Vehicles & Aircraft	53.11	—	(2.24)	19.27	8.48	61.66	18.81	—	(1.06)	10.91	3.70	24.96	36.70	34.30
Livestock	0.01	—	—	—	—	0.01	0.01	—	—	—	—	0.01	—	—
Intangible Assets														
Entry/Licence Fees	913.91	3.76	(50.42)	23.27	—	890.52	332.36	0.64	0.07	34.35	—	367.42	523.10	581.55
Goodwill	25.95	—	—	—	—	25.95	5.47	—	—	0.05	—	5.52	20.43	20.48
Trademark/Brands/ Technical Know-how	194.50	—	1.84	9.53	—	205.87	129.38	—	1.84	20.47	—	151.69	54.18	65.12
Software	91.71	—	7.39	52.03	0.11	151.02	62.91	—	3.00	21.87	0.11	87.67	63.35	28.80
Total	**8,536.34**	**42.44**	**(382.99)**	**2,190.07**	**184.31**	**10,201.55**	**3,529.86**	**23.17**	**(31.04)**	**696.18**	**130.91**	**4,087.26**	**6,114.29**	**5,006.48**
Previous Year	6,552.77	0.42	—	2,159.41	176.26	8,536.34	3,156.66	(0.14)	—	525.15	151.81	3,529.86	5,006.48	

	As at 31-Mar-2009	Rs. Crores As at 31-Mar-2008
SCHEDULE 6		
INVESTMENTS		
A. Life Insurance Policyholders' Investment		
LONG TERM INVESTMENTS		
QUOTED		
Government Securities/Bonds	760.68	533.59
Debentures/Bonds	1,400.41	804.41
Equity	2,649.84	2,253.15
Other Investments	1,752.06	1,188.77
UNQUOTED		
Other Investments	15.11	—
CURRENT INVESTMENTS		
QUOTED		
Government Securities/Bonds	114.79	2.91
Debentures/Bonds	225.41	249.04
Other Investments	105.87	277.53
UNQUOTED		
Mutual Funds	74.62	279.22
Other Investments	1,602.57	881.85
	8,701.36	**6,470.47**
B. Other Investments		
LONG TERM INVESTMENTS		
QUOTED		
Government Securities/Bonds	132.83	147.19
Debentures/Bonds	30.27	10.15
Mutual Funds		
Equity	201.54	57.71
Other Investments	67.89	81.52
UNQUOTED		
Government Securities/Bonds	β	β
Mutual Funds	8.40	0.01
Equity	2.44	20.59
Other Investments	15.01	15.01
CURRENT INVESTMENTS		
QUOTED		
Government Securities/Bonds	93.67	64.65
Debentures/Bonds	20.19	10.00
Other Investments	25.70	16.18
UNQUOTED		
Mutual Funds	1,726.38	359.18
Other Investments	56.72	67.52
	2,381.04	**849.71**
Total Investments	**11,082.40**	**7,320.18**
Investment in Associates	0.01	0.01
Aggregate Book Value - Quoted	7,581.15	5,696.80
- Unquoted	3,501.25	1,623.38
Aggregate Market Value - Quoted	7,569.52	5,964.87

Rs. Crores

	As at 31-Mar-2009	As at 31-Mar-2008
SCHEDULE 7		
INVENTORIES		
Finished Goods	326.96	285.44
Stores and Spares	91.27	90.27
Raw Materials	345.76	392.37
Packing Materials	3.89	3.36
Material-in-Process	66.62	63.21
Waste/Scrap	0.30	0.09
	834.80	**834.74**
SCHEDULE 8		
SUNDRY DEBTORS *		
(Unsecured, considered good except otherwise stated)		
Due for period exceeding six months	27.30	28.73
Others	1,316.28	1,166.92
	1,343.58	**1,195.65**

* Includes subsidy receivable from Govt. of India Rs. 305.77 Crores (Previous Year: Rs. 210.39 Crores).

	As at 31-Mar-2009	As at 31-Mar-2008
SCHEDULE 9		
CASH & BANK BALANCES		
Cash and Cheques in Hand and Remittances in Transit	176.55	166.85
Balances with Scheduled Banks:		
Current Accounts	231.14	125.92
Deposit Accounts	1,110.44	400.84
Balances with Non-Scheduled Banks:		
On Current Account	16.18	100.34
On Deposit Account	0.06	0.04
	1,534.37	**793.99**
SCHEDULE 10		
LOANS & ADVANCES		
(Unsecured, considered good except otherwise stated)		
Bills of Exchange	97.03	125.06
Loans against Collateral Security	345.96	741.16
Advances recoverable in cash or in kind or for value to be received	641.52	583.36
Fertilisers Bonds	37.45	47.46
Deposits	605.01	305.49
Balances with Central Excise, Customs and Port Trust, etc.	66.44	40.15
Taxation (Net of Provisions)	114.26	15.66
	1,907.67	**1,858.34**
SCHEDULE 11		
CURRENT LIABILITIES & PROVISIONS		
Current Liabilities:		
Acceptances	33.15	33.00
Due to Micro and Small Enterprises	1.06	1.27
Sundry Creditors	1,993.67	1,616.77
Advances from Customers	237.48	170.34
Income Received in Advance	6.47	2.81
Interest Accrued but not due on Loans	125.23	42.28
Investors Education and Protection Fund to be credited as and when due	2.49	2.32
Other Liabilities	508.32	424.32
	2,907.87	**2,293.11**
Provisions for:		
Proposed Dividend	39.38	54.71
Corporate Tax on Dividend	6.94	9.59
Retirement Benefits	96.10	85.46
	142.42	**149.76**
	3,050.29	**2,442.87**

Rs. Crores

	Year Ended 2008-09	Year Ended 2007-08
SCHEDULE 12		
INCOME FROM OPERATIONS		
A. SALES		
Revenue from Sale of Products	5,076.61	4,229.45
Income from Services	4,676.62	3,814.28
Life Insurance Premium	4,414.27	3,223.07
Income from Financial Services	247.80	196.11
	14,415.30	**11,462.91**
B. OTHER OPERATING INCOME		
Scrap Sales	8.91	7.50
Export Incentives	50.09	51.47
Licence Fees and Royalties	1.96	2.44
Insurance Claim	3.83	20.63
Government Grant	0.96	3.10
Power and Steam Sales	42.75	33.95
Carbon Credit	4.61	4.92
Miscellaneous — Other Operating Income	0.30	0.20
	113.41	**124.21**
SCHEDULE 13		
OTHER INCOME		
Dividends on Long Term Investments	7.15	5.53
Dividends on Current Investments	4.12	5.60
Profit/(Loss) on Sale of Investments (Net):		
Long Term	0.85	—
Current	89.91	17.91
Investment Income - Life Insurance Shareholders' Fund	34.24	23.02
Miscellaneous Income - Life Insurance Policyholders' Fund	17.08	10.02
Miscellaneous Income	13.94	12.21
	167.29	**74.29**
SCHEDULE 14		
(INCREASE)/DECREASE IN STOCKS		
Closing Stocks:		
Finished Goods	326.96	285.44
Work-in-Process	66.62	63.21
Waste/Scrap	0.30	0.09
	393.88	**348.74**
Less:		
Opening Stocks:		
Finished Goods	285.44	210.38
Work-in-Process	63.21	45.51
Waste/Scrap	0.09	0.44
	348.74	**256.33**
(Increase)/Decrease in Excise Duty on Stocks	(3.78)	(0.50)
Less: Stock Acquired on Amalgamation/Acquisition	0.22	—
Add: Stock Transfer on Demerger of Rajshree Syntex Division	—	0.31
(Increase)/Decrease	**(48.70)**	**(93.22)**

	Year Ended 2008-09	Rs. Crores Year Ended 2007-08
SCHEDULE 15		
COST OF MATERIALS		
Raw Material Consumption	2,444.12	2,004.42
Purchase of Finished Goods	260.84	187.78
	2,704.96	**2,192.20**
SCHEDULE 16		
SALARIES, WAGES AND EMPLOYEE BENEFITS		
Payments to and Provisions for Employees:		
Salaries, Wages and Bonus	2,202.36	1,819.67
Contribution to Provident and Other Funds	52.88	49.13
Welfare Expenses	135.81	125.34
Employee Compensation under ESOP	5.62	1.68
	2,396.67	**1,995.82**
SCHEDULE 17		
MANUFACTURING, SELLING AND OTHER EXPENSES		
Consumption of Stores & Spares	187.41	177.03
Power & Fuel	701.49	438.82
Processing Charges	73.04	74.07
Tele-Service Charges	848.44	577.94
Connectivity Charges	114.46	86.03
Commission to Selling Agents	677.49	545.49
Brokerage & Discounts	31.64	30.26
Advertisement	359.57	269.56
Transportation & Handling Charges (Net)	65.12	45.49
Other Selling Expenses	372.65	197.27
Benefits Paid (Insurance Business)	646.44	429.68
Auditors' Remuneration	6.67	4.44
Bad Debts and Provisions for Doubtful Debts & Advances (Net)	19.12	11.22
Repairs & Maintenance:		
Buildings	7.62	9.36
Plant & Machinery	125.32	84.68
Others	74.08	58.75
Rent	352.42	209.98
Rates & Taxes	66.20	100.78
Insurance	16.75	18.93
Research & Development Expenses	1.83	2.19
Diminution in Value of Fertilisers Bonds	5.11	3.16
Miscellaneous Expenses	1,016.92	615.59
	5,769.79	**3,990.72**
SCHEDULE 18		
A. INTEREST AND OTHER FINANCE EXPENSES		
Interest on Borrowings	680.88	452.90
Other Finance Expenses	40.16	23.07
	721.04	**475.97**
B. INTEREST INCOME		
Interest on Long Term Investments	0.01	0.18
Other Interest	96.91	50.77
	96.92	**50.95**

SCHEDULE 19
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

(A) ACCOUNTING POLICIES

I ACCOUNTING CONVENTION

The Consolidated Financial Statements (CFS) comprises the financial statement of Aditya Birla Nuvo Ltd. ("Company") and its Subsidiaries, Joint Ventures and Associates (hereinafter referred to as "Group Companies" and together as "Group"). The financial statements of the Group have been prepared under the historical cost convention on an accrual basis in compliance with material aspect of the Notified Accounting Standards by Companies Accounting Standard Rules, 2006 and in case of Birla Sun Life Insurance Company Limited (BSLI) guidelines issued by Insurance Regulatory and Development Authority.

II ACCOUNTING ESTIMATES

The preparation of Financial Statements requires management to make estimates and assumption that affect reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements and the results of operations during the reporting period end. Although these estimates are based upon management best knowledge of current event and actions, actual results could defer from these estimates.

III PRINCIPLES OF CONSOLIDATION

The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions as per Accounting Standard (AS) 21 "Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India (ICAI).

Investments in Associate Companies have been accounted under the equity method as per AS 23 — "Accounting for Investments in Associates in Consolidated Financial Statements".

Interests in Joint Ventures have been accounted by using the proportionate consolidation method as per AS 27 — "Financial Reporting of Interests in Joint Ventures".

The excess/deficit of cost to the Company of its investment over its portion of net worth in the consolidated entities at the respective dates on which the investment in such entities was made is recognised in the CFS as goodwill/capital reserve.

Entities acquired during the year have been consolidated from the respective dates of their acquisition.

List of companies included in Consolidation are mentioned in Annexure "A".

IV FIXED ASSETS

Fixed assets are stated at cost, less accumulated depreciation and impairment loss, if any. Cost comprises the purchase price and any attributable cost of bringing the asset to its working condition for its intended use.

V DEPRECIATION/AMORTISATION

Fixed Assets

The Group provide depreciation on straight-line method over useful life estimated by management.

The rates of depreciation for fixed assets are not lower than the rates prescribed in Schedule XIV of the Companies Act, 1956.

Fixed assets individually costing less than Rupees Five thousand are fully depreciated in the year of purchase.

Intangible Assets are amortised as under:

Estimated Useful Life	
Trademarks/Brands/Technical Know-how	7 to 10 years
Software	3 to 5 years
Entry and Licence Fees	Over period of lease

The Group does not amortise Goodwill and is tested for impairment as at Balance Sheet date.

VI IMPAIRMENT OF ASSETS

The carrying amounts of assets are reviewed at each Balance Sheet date, if there is any indication of impairment based on internal/external factors. An asset is treated as impaired when the carrying cost of the assets exceeds its recoverable value. An impairment loss, if any, is charged to Profit and Loss Account in the year in which an asset is identified as impaired. Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the assets no longer exist or have decreased.

VII BORROWING COST

Borrowing costs attributable to acquisition and construction of qualifying assets are capitalised as a part of the cost of such asset upto the date when such assets are ready for its intended use. Other borrowing costs are charged to the Profit and Loss Account.

VIII TRANSLATION OF FOREIGN CURRENCY ITEMS

Transactions in foreign currency are recorded at the rate of exchange prevailing on the date of transaction. Foreign currency monetary items are reported using closing rate of exchange at the end of the year. The resulting exchange gain/loss is reflected in the Profit and Loss Account. Other non-monetary items, like fixed assets, investments in equity shares are carried in terms of historical cost using the exchange rate at the date of transaction. Premium/Discount in respect of forward foreign exchange contract is recognised over the life of the contracts.

Translation of foreign subsidiary is done in accordance with AS-11 (Revised) "The Effects of Changes in Foreign Exchange Rates". In the case of subsidiaries, the operation of which are considered as integral, the Balance Sheet items have been translated at closing rate except share capital and fixed assets, which have been translated at the transaction date. The income and expenditure items have been translated at the average rate for the year. Exchange gain/(loss) are recognised in the Profit and Loss Account.

In case of subsidiaries, the operation of which are considered as non-integral, all assets and liabilities are converted at the closing rate at the end of the year and items of income and expenditure have been translated at the average rate for the year. Exchange gain/(loss) arising on conversion are recognised under Foreign Currency Translation Reserve.

XI DERIVATIVE INSTRUMENTS

Derivative financial instruments, such as forward exchange contracts, currency swaps and interest rate swaps, are used to hedge risks associated with foreign currency fluctuations and interest rate. Currency and interest rate swaps are accounted in accordance with their contract.

X INVESTMENTS

Investments are recorded at cost on the date of purchase, which includes brokerage and stamp duty, taxes, etc. Current Investments are stated at lower of cost and fair value. Long term investments are stated at cost after deducting provisions made, if any, for permanent diminution in the value.

Investments of Life Insurance Business:

Investments are made in accordance with the Insurance Act, 1938, the Insurance Regulatory and Development Authority (Investment) Regulations, 2000, the Insurance Regulatory and Development Authority (Investment)

(Amendment) Regulations, 2001, and various other circulars/notifications issued by the IRDA in this context from time to time.

All debt securities are considered as 'held to maturity' and stated at amortised cost.

The discount or premium which is the difference between the purchase price and the redemption amount of the securities is amortised and offset against interest income in the revenue account or the Profit and Loss Account, as the case may be, on a straight-line basis over the remaining period to maturity of these securities.

Mutual fund investments are valued at realisable net asset value.

Listed equity shares are valued and stated at fair value, being the last quoted closing prices on the National Stock Exchange, at the Balance Sheet date. If the equity shares are not traded on the NSE then closing prices of the Bombay Stock Exchange (BSE) is considered.

Unlisted equity shares are stated at historical cost. A provision is made for diminution, if any; in the value of these shares to the extent that such diminution is other than temporary. Equity shares acquired through primary markets and awaiting listing are valued at their issue prices.

XI INVENTORIES

Raw materials, components, stores and spares are valued at lower of cost and net realisable value. However, these items are considered to be realisable at cost if the finished products in which they will be used, are expected to be sold at or above cost.

Work-in-progress and finished goods are valued at lower of cost and net realisable value. Finished goods and work-in-progress include costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Cost of inventories is computed on a weighted average/FIFO basis.

Proceeds in respect of sale of raw materials/stores are credited to the respective heads. Obsolete, defective and unserviceable inventory is duly provided for.

XII GOVERNMENT GRANTS

Government grants are recognised when there is reasonable assurance that the same will be received. Revenue grants are recognised in the Profit and Loss Account. Capital grants relating to specific fixed assets are reduced from the gross value of the respective fixed assets. Other capital grants are credited to capital reserve.

XIII REVENUE RECOGNITION

For **manufacturing business**, revenue is recognised as follows:

Revenue from sale of products is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer.

Sales are recorded net of trade discounts, rebates and include excise duty.

Income from services are recognised as they are rendered based on agreements/arrangements with the concerned parties. In case of fixed price contracts revenue is recognised on percentage of completion method and revenue from time and materials contract is recognised as the services are provided. Maintenance income is accrued evenly over the period of contract.

Amounts collected from customers prior to the performance of services are recorded as deferred revenue. These advances are amortised to revenue in accordance with the Company's policy on revenue recoganisation.

Income from Certified Emission Reductions (CERs) is recognised at estimated realisable value on confirmation of CERs by the concerned authorities.

Fertiliser price support under Group Concession and other Scheme of Government of India is recognised based on management's estimate taking into account known policy parameters and input price escalation/de-escalation.

For **Life Insurance business**, revenue is recognised as follows:

Premium is recognised as income when due from policyholders. For unit linked businesses, premium income is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Premiums are net of service tax on risk premium collected, if any.

In case of Linked Business, Top-up premiums paid by policyholders are considered as single premium and are unitised as prescribed by the regulations. This premium is recognised when the associated units are created.

Investment Management Fee on linked funds is recognised when due.

Reinsurance premium ceded is accounted for at the time of recognition of the premium income in accordance with the terms and conditions of the relevant treaties with the reinsurers. Impact on account of subsequent revisions to or cancellations of premium are recognised in the year in which they occur.

In case of **Telecom business** Recharge Fees on recharge vouchers is recognised as revenue as and when the recharge voucher is activated by the subscriber. Unbilled receivables, represent revenues recognised from the bill cycle date to the end of each month. These are billed in subsequent periods as per the terms of the billing plans.

Income from **Financial Services** includes brokerage and fees on mutual fund units, bonds, fixed deposits and IPOs, which is recognised when due, on completion of transaction. Management Fees from the schemes of the mutual fund are accounted on an accrual basis as per SEBI Regulations. Advisory and portfolio management fees are accounted on an accrual basis as per contractual terms with clients.

Stock and Commodity Brokerage Income is recognised on settlement basis of National Stock Exchange of India Limited, The Bombay Stock Exchange Limited, Multi Commodities Exchange and National Commodity and Derivative Exchange.

Dividend income on investments is accounted for when the right to receive the payment is established.

XIV BENEFITS PAID (INCLUDING CLAIMS)

In case of **Life Insurance Business** maturity benefits are accounted for when due for payment. Surrenders, deaths and other claims are accounted for, when notified. Claims payable include the direct costs of settlement. Reinsurance recoverable thereon is accounted for in the same period as the related claim. Repudiated claims disputed before judicial authorities are provided for based on management prudence considering the facts and evidences available in respect of such claims.

XV LICENCE FEES — REVENUE SHARE (TELECOM BUSINESS)

With effect from August 1, 1999, the variable Licence Fee computed at prescribed rates of revenue share is being charged to the Profit and Loss Account in the period in which the related revenue arises. Revenue for this purpose comprises adjusted gross revenue as per the licence agreement of the licence area to which the licence pertains.

XVI RETIREMENT AND OTHER EMPLOYEE BENEFITS

(i) Defined Contribution Plan

The Group makes defined contribution to Provident Fund, ESI and Superannuation Schemes which are recognised in the Profit and Loss Account on accrual basis.

(ii) Defined Benefit Plan

The Group's liabilities under Payment of Gratuity Act (funded), long term compensated absences and pension are determined on the basis of actuarial valuation made at the end of each financial year using the projected unit credit method except for short term compensated absences, which are provided for on based on estimates. Actuarial gains and losses are recognised immediately in the statement of Profit and Loss Account as income or expense. Obligation is measured at the present value of estimated future cash flows using a discounted rate that is determined by reference to market yields at the Balance Sheet date on Government bonds where the currency and terms of the Government bonds are consistent with the currency and estimated terms of the defined benefit obligation.

XVII EMPLOYEE STOCK-BASED COMPENSATION

The Group measures the compensation costs relating to employee stock options using the intrinsic value method. The compensation cost is amortised on a straight-line basis over the total vesting period of the employee stock options.

XVIII TAXATION

Tax expense comprises of current, deferred and fringe benefit tax.

Provision for current tax is made on the basis of estimated taxable income for the current accounting year.

The deferred tax for timing differences between the book and tax profits for the year is accounted for, using the prevailing enacted or substantially enacted tax rates and laws as of the Balance Sheet date. Deferred tax assets arising from timing differences are recognised to the extent there is reasonable certainty that these would be realised in future. Deferred tax assets in case of unabsorbed losses and unabsorbed depreciation are recognised only if there is virtual certainty that such deferred tax asset can be realised against future taxable profits.

Fringe Benefit Tax is provided in accordance with the provisions of the Income Tax Act, 1961.

XIX OPERATING LEASES

Leases where significant portion of risk and reward of ownership are retained by the Lessor are classified as Operating Leases and Lease Rentals thereon are charged to Profit and Loss Account.

XX FINANCE LEASE

Finance lease, which effectively transfers to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at lower of fair value and present value of the minimum lease payments at the inception of the lease term and disclosed as leased assets. Lease payments are apportioned between the finance charges and reduction of the lease liability based on implicit rate of return. Finance charges are charged directly against income. Lease management fees, lease charges and other initial direct costs are capitalised.

XXI CONTINGENT LIABILITIES AND PROVISIONS

Contingent Liabilities are possible but not probable obligation as on the Balance Sheet date, based on the available evidence.

Department appeals in respect of cases won by the Group are also considered as Contingent Liabilities.

Provisions are recognised when there is a present obligation as a result of past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made.

Provisions are determined based on best estimate required to settle the obligation at the Balance Sheet date.

Annexure 'A' to Accounting Policies

	Country of Incorporation	Proportion of Ownership Interest as on March 31, 2009	Proportion of Ownership Interest as on March 31, 2008
SUBSIDIARIES			
Aditya Birla Financial Services Pvt. Ltd. (ABFSPL) (w.e.f. November 4, 2008)	India	100.00%	—
Aditya Birla Capital Advisors Private Limited (ABCAPL) (Subsidiary of ABFSPL) (w.e.f. November 4, 2008)	India	100.00%	—
Aditya Birla Customer Services Pvt. Ltd. (ABCSPL) (Subsidiary of ABFSPL) (w.e.f. December 11, 2008)	India	100.00%	—
Aditya Birla Securities Private Limited (ABSPL) (Subsidiary of ABFSPL) (w.e.f. November 4, 2008 and ceased to be a subsidiary w.e.f. March 13, 2009)	India	100.00%	—
Aditya Birla Trustee Company Private Limited (ABTCPL) (Subsidiary of ABFSPL) (w.e.f. November 28, 2008)	India	100.00%	—
Aditya Birla Minacs Worldwide Ltd. (ABMWL)	India	88.28%	88.28%
Transworks Inc. (TW Inc.) (100% Subsidiary of ABMWL)	USA	88.28%	88.28%
Aditya Birla Minacs Philippines Inc. (ABMPI) (100% Subsidiary of ABMWL)	Philippines	88.28%	88.28%
AV TransWorks Ltd. (AVTL) (100% Subsidiary of ABMWL)	Canada	88.28%	88.28%
Aditya Birla Minacs Worldwide Inc. (ABMWI) (100 % Subsidiary of AVTL) (formerly known as Minacs Worldwide Inc.)	Canada	88.28%	88.28%
Minacs Worldwide S.A. de C.V. (100% Subsidiary of ABMWI)	Mexico	88.28%	88.28%
The Minacs Group (100% Subsidiary of ABMWI)	USA	88.28%	88.28%
Minacs Limited (100% Subsidiary of ABMWI)	UK	88.28%	88.28%
Minacs Worldwide GmbH (100% Subsidiary of Minacs Ltd.)	Germany	88.28%	88.28%
Minacs Kft. (100% Subsidiary of Minacs GmbH)	Hungary	88.28%	88.28%
Aditya Vikram Global Trading House Limited (AVGTHL)	Mauritius	100.00%	100.00%
Apollo Sindhoori Capital Investments Limited (ASCIL) (w.e.f. March 6, 2009)	India	76.00%	—
Apollo Sindhoori Commodities Trading Limited (100% Subsidiary of ASCIL) (w.e.f. March 6, 2009)	India	76.00%	—
BGFL Corporate Finance Pvt. Ltd. (BGCFPL) (ceased to be a Subsidiary w.e.f. March 31, 2009)	India	—	100.00%
Birla Global Finance Company Ltd. (BGFCL)	India	100.00%	100.00%
Birla Insurance Advisory & Broking Services Ltd. (BIABSL) (50.01% Subsidiary of BGCFPL upto March 30, 2009 and of BGFCL w.e.f. March 31, 2009)	India	50.01%	50.01%
Birla Sun Life Insurance Company Limited (BSLICL)	India	74.00%	74.00%
Birla Sun Life Distribution Company Limited (BSDL) (w.e.f. March 31, 2009)	India	100.00%	—
BSDL Insurance Advisory Services Limited (Subsidiary of BSDL)	India	100.00%	—
Laxminarayan Investment Limited (LIL)	India	100.00%	100.00%
Aditya Birla Financial Shared Services Limited (ABFSSL) (Subsidiary of LIL) (w.e.f. June 19, 2008)	India	100.00%	—
Madura Garments International Brands Company Limited (MGIBCL) (Subsidiary of LIL)	India	100.00%	100.00%

	Country of Incorporation	Proportion of Ownership Interest as on March 31, 2009	Proportion of Ownership Interest as on March 31, 2008
Madura Garments Exports Limited (MGEL)	India	100.00%	100.00%
Madura Garments Exports US, Inc. (Subsidiary of MGEL)	USA	100.00%	100.00%
Madura Garments Lifestyle Retail Company Ltd. (MGLRCL) (Subsidairy of LIL upto March 22, 2009)	India	100.00%	100.00%
MG Lifestyle Clothing Company Private Limited (MGCCPL) (formerly known as Crafted Clothing Private Limited)	India	100.00%	100.00%
Peter England Fashions and Retail Company Ltd. (PEFRL) (Subsidairy of LIL upto March 30, 2009)	India	100.00%	100.00%
PSI Data Systems Limited. (PSI)	India	76.89%	70.40%
Birla Technologies Limited (100% Subsidiary of PSI)	India	76.89%	70.40%
JOINT VENTURES			
Birla Sun Life Asset Management Company Limited (BSAMC)	India	50.00%	50.00%
Birla Sun Life Trustee Company Private Limited (BSTPL)	India	49.85%	49.85%
Birla Sun Life Distribution Company Limited (BSDL) (on becoming subsidiary, ceased to be Joint Venture w.e.f. March 31, 2009)	India	—	49.99%
Idea Cellular Limited (27.02 % w.e.f. August 13, 2008)	India	27.02%	31.78%
ASSOCIATES			
Birla Securities Ltd. (BSL)	India	50.00%	50.00%

(B) NOTES ON ACCOUNTS

Rs. Crores

	Consolidated March 31, 2009	Consolidated March 31, 2008
1. Estimated amount of Contracts remaining to be executed on Capital Account and not provided for (Net of Advances)	509.46	726.55
2. Contingent Liabilities not provided for in respect of:		
i) Claims against the Companies not acknowledged as debts		
a) Income-tax	93.23	80.88
b) Custom Duty	1.45	2.69
c) Excise Duty	28.03	33.30
d) Sales Tax	89.52	15.17
e) Service Tax	49.61	35.24
f) Others	149.31	113.53
ii) Bills Discounted/Rediscounted with Banks	50.17	80.35
iii) Corporate Guarantees given to Banks/Financial Institutions for Loans taken by companies	21.25	28.26
iv) Customs Duty on capital goods and raw materials imported under advance licensing/EPCG scheme, against which export obligation is to be fulfilled	38.82	43.00
	521.39	**432.42**

v) Under the Jute Packaging Material (Compulsory use of Packing Commodities) Act, 1987, a specified percentage of fertilisers dispatched was required to be supplied in Jute Bags upto 31.08.2001. The Company made conscious efforts to use jute-packaging material as required under the Act. However, due to non-availability of material as per the Company's product specifications as well as due to strong customer resistance to use of Jute Bags, the specified percentage could not be adhered to. The Company has received a show cause notice, against which a writ petition has been filed with the High Court, which is awaiting hearing. The Company has been advised that the said levy is bad in law.

vi) Idea Cellular Ltd., in which the Company has the largest shareholding, was originally a tripartite joint venture between A.V. Birla Group, Tata Group and AT&T Group. With the exit of AT&T and the Tata Group, Idea is now part of A.V. Birla Group. Prior to its exit, Tata Group had alleged that the A.V. Birla Group had committed material breach of the Shareholder Agreement, and the Tata Group invoked the arbitration clause, pursuant to which an Arbitral Tribunal has been constituted, which will take up the claims of the Tata Group and the counter-claims of the A.V. Birla Group. When the Tata Group sold its shares in IDEA to the Company, they claimed to have reserved certain rights under the Share Purchase Agreement, which contained a clause for arbitration by the London Court of International Arbitration (LCIA). The Company along with another A. V. Birla Group Company, has questioned the reservation and the LCIA is seized of the matter. The Company believes that it has a strong case to counter the allegations of breach and it does not contemplate any liability to arise on this matter.

3. The Actuarial liabilities are calculated in accordance the with accepted actuarial practice, requirements of the Insurance Act, 1938, and regulations notified by the IRDA and Guidance Notes prescribed by the Institute of Actuaries of India.

4. i) In the current year, Idea Cellular Limited (IDEA), a Joint Venture company, has acquired from MCorp Global Communications Private Limited (MCorp) their entire 40.8% stake in Spice Communications Limited (Spice). Thereafter, a public offer was made; inter alia, by IDEA to the equity shareholders of Spice in accordance with the provision of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. As on date IDEA has acquired 41.09% of the total issued and paid-up equity share capital of Spice. Accordingly, Spice has been consolidated as a Joint Venture with effect from 16th October, 2008, in the accounts of the IDEA.

ii) IDEA has been granted UAS Licences by the Department of Telecommunication (DoT) for Punjab and Karnataka Service Areas which overlap with operational UAS licences of Spice in respect of same Service Areas. Since IDEA has decided to merge Spice into it, it has decided to de-merge its own UAS Licences for Punjab and Karnataka through a court approved scheme of Arrangement to an eligible entity. Upon the scheme becoming effective, the difference between the carrying values and the consideration for de-merger of these UAS Licences is proposed to be adjusted against the balance in Securities Premium Account. These UAS Licences have therefore, been carried at cost as on Balance Sheet date.

iii) IDEA has paid a non-compete fee of Rs. 543.98 Crores to MCorp in July 2008 pursuant to the Non-Compete Agreement entered into for a period of three years as a part of the acquisition of 40.8% equity in Spice . The scheme of arrangement which includes proposed adjustment of the non-compete fee against the balance in the Securities Premium Account has been filed with the Hon'ble High Court of Gujarat at Ahemdabad. Consequent to court approvals, the accounting effects to the scheme of arrangement would be given. In light of the above, no amortisation of the Group's Share of non-compete fee of Rs. 36.98 Crores for the current year was considered necessary.

iv) As per transitional provisions given in the notification issued by Ministry of Corporate Affairs dated March 31, 2009, IDEA has opted for the option of adjusting the exchange differences on long term foreign currency monetary items to the cost of the assets acquired out of these foreign currency monetary items. During the year, Group's Share of exchange difference capitalised amounting to Rs. 8.81 Crores on restatement of long term loans used for acquiring fixed assets. Due to this, Group's share of profit for the year is higher by Rs. 8.62 Crores.

v) The CFS of IDEA for the nine month period ended December 31, 2008, have been audited. The CFS of IDEA for year ended March 31, 2009, have been limited reviewed by its auditors and accordingly incorporated in the Company's Consolidated Financial Statement. The same has not been audited as the de-merger of Indus Towers is in process. The management does not expect any material change in Profit and Loss Account arising out of the audit of IDEA for the year ended March 31, 2009. The Reporting Company's share of income, expenditure, assets and liabilities has been consider on the basis of management certified accounts.

5. The Company has acquired 3,10,24,000 fully paid-up equity shares representing 56% of the equity share capital of Apollo Sindhoori Capital Investments Ltd. ("ASCIL") for consideration of Rs. 178.80 Crores and also acquired further 20%, i.e., 1,10,80,000 equity shares of ASCIL through open offer under the SEBI (Substantial Acquisition of Shares and Takeover) Regulations, 1997. The total cost for acquiring 4,21,04,000 equity shares is Rs. 251.62 Crores. Consequently, the Company now holds 76% of equity share capital of ASCIL.

6. The Company has acquired 35,87,500 equity shares of Birla Sun Life Distribution Company Ltd. (BSDL) held by Sun Life (India) Distribution Investments Inc., Canada, and therefore BSDL, has ceased to be a joint venture of the Company and has become a wholly owned subsidiary of the Company w.e.f. March 31, 2009.

7. In accordance with the Members approval in the extra-ordinary general meeting of the Company, held on February 06, 2008, the Company has, on a preferential basis, issued 20,500,000 Warrants of Rs. 10/- each to the Promoter and/or Promoter Group at a price of Rs. 2007.45. The holder of each warrant is entitled to apply for and obtain allotment of 1 Equity Share against each warrant at any time after the date of allotment but on or before the expiry of 18 months from the allotment in one or more tranches. As per SEBI Guidelines, the Company has received an amount of Rs. 411.53 Crores equivalent to 10% of the price and Rs. 307.14 Crores (net of receipt of Rs. 34.13 Crores received on allotment of warrant) on exercise of 17,00,000 Share Warrants of Rs. 10/- each by the Promoter and/or Promoter Group. Total amount of Rs. 718.67 Crores received from the preferential allotment of the warrants have been fully utilised.

8. Deferred Tax (Assets)/ Liability at the period end comprise timing difference on account of:

Rs. Crores

	Consolidated March 31, 2009	**Consolidated March 31, 2008**
Depreciation	360.73	294.88
Expenditure/Provisions allowable	(146.71)	(68.69)
Total	**214.02**	**226.19**
Reflected as Deferred Tax Liabilities	216.20	—
Reflected as Deferred Tax Assets	2.18	—
Net Deferred Tax Liabilities	**214.02**	—

Deferred tax assets are not recognized on losses and unabsorbed depreciation in certain subsidiaries.

9. The Company's proportionate share in the assets, liabilities, income and expenses of its Joint Venture companies included in these consolidated financial statements are given below:

Rs. Crores

BALANCE SHEET	**FY 2009**	**FY 2008**
SOURCES OF FUNDS		
Equity Share Capital	846.54	850.12
Preference Share Capital	0.52	—
Reserves & Surplus (Refer detail below)	2,935.03	325.49
	3,782.09	**1,175.61**
Loan Funds:		
Secured Loans	1,768.27	1,689.40
Unsecured Loans	640.65	381.22
	2,408.92	**2,070.62**
Deferred Tax Liabilities	26.54	23.52
Total Funds Employed	**6,217.55**	**3,269.75**

Rs. Crores

BALANCE SHEET	FY 2009	FY 2008
APPLICATION OF FUNDS		
Fixed Assets:		
Goodwill on Consolidation	606.72	1.94
Gross Block	5,755.74	4,459.40
Less: Accumulated Depreciation	(1,635.98)	(1,357.89)
Net Block	**4,119.76**	**3,101.51**
Capital WIP	405.09	329.76
Investments	561.28	199.59
Non-Compete Fee	146.96	—
Current Assets, Loans & Advances:		
Inventories	14.08	8.78
Sundry Debtors	91.27	72.02
Cash & Bank Balances	838.11	160.39
Interest Accrued on Investments	—	—
Loans & Advances	494.93	273.32
	1,438.39	**514.51**
Less: Current Liabilities & Provisions:		
Current Liabilities	1,116.14	895.85
Provisions	(55.49)	(18.29)
	1,060.65	**877.56**
Net Current Assets	**377.74**	**(363.05)**
Total Funds Utilised	**6,217.55**	**3,269.75**
Contingent Liability	124.17	94.04
Capital Commitment	420.62	648.23

PROFIT & LOSS ACCOUNT	FY 2009	FY 2008
INCOME		
Income from Operations	2,989.71	2,214.01
Less: Excise Duty	—	—
Net Income from Operations	**2,989.71**	**2,214.01**
Other Income	83.75	23.40
	3,073.46	**2,237.41**
EXPENDITURE		
(Increase)/Decrease in Stocks	(1.25)	—
Cost of Materials	5.30	—
Salaries, Wages and Employee Benefits	189.58	131.87
Manufacturing, Selling and Other Expenses	1,996.30	1,342.05
Interest and Other Finance Expenses (Net)	203.85	121.93
	2,393.78	**1,595.85**
Profit before Depreciation/Amortization	**679.68**	**641.56**
Depreciation/Amortization	405.56	283.08

Rs. Crores

PROFIT & LOSS ACCOUNT	FY 2009	FY 2008
Profit before Tax	**274.12**	**358.48**
Provision for Taxes	15.62	24.49
Net Profit	**258.50**	**333.99**
Proportionate Share in Reserves of Joint Ventures:		
Amalgamation Reserve	17.39	20.45
Capital Reserve	38.22	44.96
Capital Fund	0.01	0.01
Capital Redemption Reserve	—	1.41
Securities Premium Reserve	2,975.70	671.12
Employee Stock Options Outstanding	4.93	1.19
General Reserve	3.43	3.94
Surplus as per P/L Account	(104.65)	(417.59)
	2,935.03	**325.49**

10. The following amount are included in the Miscellaneous expenses in Profit and Loss Account:

Rs. Crores

Particulars	FY 2009	FY 2008
a) (Profit)/Loss on Sale/Discard of Fixed Assets (Net)	4.28	(6.67)
b) Foreign Exchange (Gain)/Loss (net)	133.67	(30.52)
c) All Insurance Claims (unless clearly identifiable with the respective heads of Expenses and Loss of Profit policy)	(1.36)	(4.10)
d) Unspent liabilities, excess provision and unclaimed balances in respect of earlier years written back (net of short provision and sundry balances written off)	(14.05)	(10.55)

11. The CFS of Aditya Birla Minacs Worldwide Inc. and Financial Statement of Aditya Birla Minacs Philippines Inc. have been prepared under Canadian and Philippines Generally Accepted Accounting Principles (GAAP) respectively. They are restated as per Indian GAAP for the purpose of Consolidation.

12. AVGTHL and TW Inc. are considered as integral operations. In case of AVTL, ABMWI Consolidated Financial Statements and Aditya Birla Minacs Philippines Inc., the operations are considered as non-integral.

13. The effect of acquisition/disposal of subsidiaries during the year is as under:

Rs. Crores

Name of Subsidiary	Revenue (Post Acquisition)	Net Profit / (Loss) (Post Acquisition)	Net Assets
Apollo Sindhoori Capital Investments Limited (Consolidated)	5.67	(1.00)	44.77
Birla Sunlife Distribution Company Limited (Consolidated)	NIL	NIL	0.48

On March 31, 2009, the Company disposed off its investment in wholly owned subsidiary BGFL Corporate Finance Pvt. Ltd. for a total consideration of Rs. 1.51 Crores. Its carrying value as on that date was Rs. 2.56 Crores.

14. **Disclosure in respect of Related Parties pursuant to Accounting Standard-18**

a) List of Related Parties

Associates

Birla Securities Limited

Key Management Personnel

Dr. Bharat K. Singh – Managing Director

Adesh Gupta – Wholetime Director

K. K. Maheshwari – Wholetime Director

Dr. Rakesh Jain – Joint Managing Director

S.K. Mitra – Wholetime Director (upto July 31, 2007)

Vikram D. Rao – Wholetime Director (upto January 31, 2009)

Relatives of Key Management Personnel

Usha Gupta (Wife of Adesh Gupta)

Sharda Maheshwari (Wife of K. K. Maheshwari)

Sushmita Mitra (Wife of S. K. Mitra) (upto July 31, 2007)

Vidya Rao (Wife of Vikram D. Rao) (upto January 31, 2009)

Enterprises having common Key Management Personnel

Tanfac Industries Limited

b) For transactions carried out with the related parties in the ordinary course of the business refer Annexure -I.

15. **Earnings Per Share (EPS) is calculated as under:**

Rs. Crores

Particulars		**FY 2009**	**FY 2008**
Net (Loss)/Profit after exceptional items as disclosed in Profit & Loss Account		(430.52)	150.78
Less: Preference Dividend		3.93	1.93
Net (Loss)/Profit for EPS	**(A)**	(434.45)	**148.85**
Weighted average number of Equity Shares Outstanding during the year for calculation of Basic EPS	**(B)**	95,008,617	93,310,491
Basic EPS (Rs.)	**(A/B)**	**(45.73)**	**15.95**
Weighted average number of Equity Shares outstanding		95,008,617	93,310,491
Add: Shares Held in Abeyance *		—	45,007
Add: Dilutive impact of Employee Stock Options *		—	6,198
Weighted average number of Equity Shares Outstanding during the year for calculation of Diluted EPS	**(C)**	95,008,617	93,361,696
Diluted EPS (Rs.)	**(A/C)**	**(45.73)**	**15.94**
Nominal Value of Shares (in Rs.)		10.00	10.00

* The Impact of Share held in abeyance and employee stock options being anti-dilutive hence not taken.

16. **Assets on Lease:**

a) The details of finance lease payments payable and their Present Value of the Group as at the Balance Sheet date:

Rs. Crores

	Particulars	Total Lease Charges Payable	Present Value	Interest
i.	Not later than one year	31.23 (30.12)	19.33 (27.14)	11.90 (2.98)
ii.	Later than one year and not later five years	61.25 (24.91)	26.38 (23.56)	34.87 (1.35)
iii.	Later than five years	46.20 (NIL)	31.20 (NIL)	15.00 (NIL)
	Total	**138.68** **(55.03)**	**76.91** **(50.70)**	**61.77** **(4.33)**

Figures in brackets represent corresponding amount of previous year.

Rs. Crores

	FY 2009	FY 2008
b) The Group has taken certain Office Premises, Leasehold Improvements, Furniture & Fixtures, Office Equipment, BPO centres, minimum purchase commitments for Telephone Services, Showrooms and Residential Houses on non-cancellable operating lease.		
The details of future rental payable on non-cancellable operating lease are given below:		
Not later than one years	144.35	133.04
Later than one year and not later than five years	381.05	269.57
Later than five years	233.04	115.53
c) The Group has given certain Plant and Machinery (Storage Tank) on non-cancellable operating lease.		
The Gross carrying amount of the above referred assets	4.90	4.90
The accumulated depreciation for the above assets	1.59	1.36
The depreciation for the above assets for the year	0.23	0.23
The future minimum lease rental in respect of aforesaid lease is as follows:		
i) Not later than one year	2.15	1.71
ii) Later than one year and not later than five years	8.70	2.53
iii) Later than five years	—	0.46

17. a) In September, 2005, the Company had purchased 37.18 crores equity shares of IDEA Cellular Ltd. (IDEA) from M/s. AT&T Cellular Pvt. Ltd, Mauritius, and paid consideration of US$ 150 Million without deduction of tax at source after obtaining an order under Section 195(2) of the Income Tax Act from the Income Tax Department. The Deputy Director of Income Tax (International Taxation), (DDIT) Mumbai, has issued order under Section 163(1) of the Income Tax Act dated March 25, 2009, treating the Company as an agent of New Cingular Wireless Services Inc. for the sale of shares of IDEA by its subsidiary AT&T Cellular Private Limited, Mauritius. The Company has challenged the order of DDIT before the appropriate authority and based on the opinion of Tax Expert the Company is reasonably certain that no tax liability would devolve.

b) Interest earned from Financial Services Activity is included in Income from Operations.

c) Govt. of India has notified the revised New Price Support scheme (NPS-III) for fertilizer on March 8, 2007 with effect from October 1, 2006, and is in the process of fixing certain norms under the revised scheme. Pending fixation of final price, the price support for the year has been accounted for provisionally, on an estimated basis, inter alia, taking into account input price escalation/de-escalation and other claims.

18. For Retirement Benefits disclosure refer Annexure-II.

19. **Derivatives Information:**

For Derivatives outstanding as at Balance Sheet date and Foreign Currency exposure which are not hedged as at Balance Sheet date refer Annexure-III.

20. **For Segment Information — Refer Annexure-IV:**

Segments have been identified in line with the Accounting Standard on Segment Reporting (AS17), taking into account the organizational structure as well as differential risk and returns of these segments.

Garments	Branded Apparels and Accessories, Contract Exports
Rayon	Viscose Filament Yarn, Caustic Soda and Allied Chemicals
Carbon Black	Carbon Black
Insulator	Insulators
Textiles	Spun Yarn and Fabrics
Fertilisers	Urea, Ammonia, Argon Gas, Pesticides and Seeds
Financial Services	Retail Asset Finance, Corporate Finance, Capital Market, Syndication, Insurance Advisory, Asset Management, Brokerage Income, Stock and Commodity broking
Software	Software Services
Life Insurance	Life Insurance Services
Telecom	Telecommunication Services
BPO	Business Process Outsourcing Services

The Group considers secondary segment based on revenues within India as Domestic Revenues and outside India as Export Revenues. Since assets are used interchangeably, carrying amount of assets and cost incurred during the period to acquire assets based on secondary segment has not been disclosed.

21. For Cash Flow Statement – Refer Annexure- V.

22. Figures of Rs. 50,000 or less have been denoted by β.

23. Previous year's figures have been regrouped/rearranged wherever necessary.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K. VIKAMSEY
Partner
M. No. 2242

For S.R. BATLIBOI & CO.
Chartered Accountants

Per HEMAL SHAH
Partner
M. No. 42650

DR. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
G. P. GUPTA
B. R. GUPTA

Mumbai, April 28 , 2009

ANNEXURE - I

During the year following transactions were carried out with the related parties in the ordinary course of business :

Rs. Crores

Transactions/Nature of Relationship	Associates	Enterprise having Common Key Management Personnel	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Purchase of Goods and Services					
Mrs. Usha Gupta	—	—	—	0.04	0.04
	—	—	—	(0.05)	(0.05)
Mrs. Sharda Maheshwari	—	—	—	0.04	0.04
	—	—	—	(0.04)	(0.04)
Mrs. Vidya Rao	—	—	—	0.05	0.05
	—	—	—	(0.06)	(0.06)
Others	—	—	—	—	—
	—	—	—	(0.01)	(0.01)
	—	—	—	0.13	0.13
	—	—	—	(0.16)	(0.16)
Sales of Goods and Services					
Tanfac Industries Ltd.	—	—	—	—	—
	—	(1.44)	—	—	(1.44)
	—	—	—	—	—
	—	(1.44)	—	—	(1.44)
Interest Received					
Mr. Adesh Gupta	—	—	β	—	β
	—	—	(β)	—	(β)
	—	—	β	—	β
	—	—	(β)	—	(β)
Managerial Remuneration Paid *					
Mr. Bharat K. Singh	—	—	3.28	—	3.28
	—	—	(2.78)	—	(2.78)
Mr. Adesh Gupta	—	—	1.63	—	1.63
	—	—	(1.24)	—	(1.24)
Mr. K.K. Maheshwari	—	—	3.21	—	3.21
	—	—	(2.69)	—	(2.69)
Mr. Rakesh Jain	—	—	3.70	—	3.70
	—	—	(3.34)	—	(3.34)
Mr. S.K. Mitra	—	—	—	—	—
	—	—	(2.10)	—	(2.10)
Mr. Vikram Rao	—	—	2.18	—	2.18
	—	—	(2.52)	—	(2.52)
	—	—	14.00	—	14.00
	—	—	(14.67)	—	(14.67)

* Excluding Gratuity and Leave Encashment provision and Employee Compensation under ESOP.

Rs. Crores

Transactions/Nature of Relationship	Associates	Enterprise having Common Key Management Personnel	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Loans Granted Received Back (including Inter - Corporate Deposits)					
Mr. Adesh Gupta	—	—	0.01	—	0.01
	—	—	(0.01)	—	(0.01)
	—	—	0.01	—	0.01
	—	—	(0.01)	—	(0.01)
Outstanding Balances as at 31.03.2009					
Loan Granted	—	—	0.03	—	0.03
	—	—	(0.04)	—	(0.04)
Amount Receivable against Debtors	—	—	—	—	—
	—	(0.25)	—	—	(0.25)
Deposits Receivable	—	—	—	3.00	3.00
	—	—	—	(3.65)	(3.65)
Investments	0.01	—	—	—	0.01
	(0.01)	—	—	—	(0.01)

- Figures in brackets represent corresponding amount of previous year.
- No amount in respect of the related parties have been written off/back are provided for during the year.
- Related party relationship have been identified by the management and relied upon by the auditors.

ANNEXURE - II

Retirement Benefits

	FY 2009	FY 2008
		Rs Crores
a) The details of the Group's defined benefit plans in respect of Gratuity (funded by the Group):		
Amounts recognized in the Balance Sheet in respect of gratuity		
Present value of the funded defined benefit obligation at the end of the period	93.29	74.50
Fair value of plan assets	92.72	70.03
Net Liability/(Asset)	**0.57**	**4.47**
Amounts recognized in Salary, Wages and Employee Benefits in the Profit and Loss Account in respect of gratuity		
Current Service cost	10.49	7.15
Interest on Defined Benefit Obligations	5.88	5.10
Expected return on plan assets	(5.26)	(4.86)
Net Actuarial (gain)/loss recognized during the period	0.18	2.78
Net Gratuity Cost	**11.29**	**10.17**
Actual Return on Plan Assets :		
Expected Return on Plan Assets	5.26	4.86
Actuarial gain/(loss) on Plan Assets	8.50	(1.48)
Actual Return on Plan Assets	**13.76**	**3.38**
Reconciliation of present value of the obligation and the fair value of the plan assets:		
Opening Defined Benefit Obligation	74.50	65.86
Current Service Cost	10.49	7.15
Interest Cost	5.88	5.10
Actuarial (Gain)/loss	8.68	1.31
Liability on stake change and creation/cessation of subsidiaries	0.10	—
Benefits Paid	(6.36)	(4.92)
Closing Defined Benefit Obligation	**93.29**	**74.50**
Change in fair value plan assets:		
Opening Fair Value of the plan assets	70.03	65.65
Expected return on plan assets	5.26	4.86
Actuarial Gain/(loss)	8.50	(1.48)
Assets on stake change and creation/cessation of subsidiaries	(0.33)	—
Contributions by the Employer	15.62	5.92
Benefits Paid	(6.36)	(4.92)
Closing Fair value of the plan assets	**92.72**	**70.03**

	FY 2009	FY 2008
		Rs. Crores
Investment details of plan assets		
Government of India Securities	13%	15%
Corporate Bonds	7%	9%
Special Deposit Scheme	0%	20%
Insurer Managed Fund	78%	55%
Others	3%	1%
Total	**100%**	**100%**

b) The details of the Group's defined benefit plans in respect of the Gratuity (unfunded by the group):

	FY 2009	FY 2008
Amounts recognized in the Balance Sheet in respect of Gratuity		
Present value of the funded defined benefit obligation at the end of the period	3.62	2.47
Amounts recognised in Salary, Wages and Employee Benefits in the Profit and Loss Account in respect of Gratuity:		
Current Service cost	0.98	0.82
Interest on Defined Benefit Obligations	0.21	0.18
Net Actuarial (Gain)/Loss recognised during the period	0.13	(0.29)
Net Gratuity Cost	**1.32**	**0.71**
Reconciliation of Present Value of the Obligation and the Fair Value of the Plan Assets:		
Opening Defined Benefit Obligation	2.47	2.20
Current Service Cost	0.98	0.82
Interest Cost	0.21	0.18
Actuarial (Gain)/loss	0.13	(0.29)
Liabilities on stake change and creation/cessation of subsidiaries	0.91	—
Benefits Paid	(1.08)	(0.44)
Closing Defined Benefit Obligation	**3.62**	**2.47**
Principal Acturial Assumptions at the balance sheet date		
Discount Rate	7%—7.75%	8%—8.20%
Estimated Rate of Return on Plan Assets	7%—8.1%	8%—8.10%

The Estimates of future salary increase, considered in acturial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand in the employment market

Rs Crores

	FY 2009	FY 2008
c) The details of the Company's defined benefit plans in respect of Pension for its employees are given below:		
Amounts recognized in the Balance Sheet in respect of Pension (unfunded by the Company):		
Present value of unfunded obligation at the end of the period	7.49	7.39
Fair Value of Plan Assets	—	—
Net Liabilities/(Asset)	**7.49**	**7.39**
Amounts recognised in Salary, Wages and Employee Benefits in the Profit and Loss Account in respect of Pension (unfunded by the Company):		
Interest on Defined Benefit Obligations	0.57	0.56
Net Actuarial (Gain)/loss recognized during the period	0.58	0.46
Net Pension Cost	**1.15**	**1.02**
Reconciliation of Present Value of the Obligation and the Fair Value of the Plan Assets:		
Opening Defined Benefit Obligation	7.39	7.48
Interest Cost	0.57	0.56
Actuarial (Gain)/Loss	0.58	0.46
Benefits Paid	(1.05)	(1.11)
Closing Defined Benefit Obligation	**7.49**	**7.39**

d) Defined Contribution Plans :

The Group has recognised the following amount as an expense and included in the Schedule 16 — "Contribution to Provident and Other Funds:

	FY 2009	FY 2008
i) Contribution to Employees Provident Fund	49.19	35.04
ii) Contribution to Superannuation Fund	6.68	5.72
iii) Contribution to ESI	2.99	2.56
iv) Contribution to Pension Fund	1.22	1.54

The Guidance Note on implementation of AS-15 (Revised), "Employee Benefits" issued by the ICAI states that Provident Fund set up by the employers, which requires interest shortfall to be met by the employer, needs to be treated as defined benefits plan. The Group set up Provident Fund does not have existing deficit of Interest shortfall. With regards to future obligation arising due to interest shortfall (i.e., government interest to be paid on the Provident Fund scheme exceeding rate of interest earned on investment) pending issuance of the Guidance Note from Actuarial Society of India, the Company's actuary has expressed his inability to reliably measure the Provident Fund liability.

ANNEXURE - III

a) Derivatives : Outstanding as at Balance Sheet Date:

	Foreign Currency		Amount in Foreign Currency		Purpose
			2009	2008	
Currency and Interest Rate Swap	JYen	Buy	15,322,425,000	12,426,028,000	Hedging of Loan
Currency and Interest Rate Swap	CAD	Buy	20,321,000	20,321,000	Hedging of Loan
Buyers Credit	JYen	Buy	9,012,396,108	8,110,215,428	Hedging of Loan
Buyers Credit	USD	Buy	109,774,424	99,802,055	Hedging of Loan
Forward Contracts	USD	Buy Sell	115,590,995 152,843,536	108,592,895 149,586,000	Hedging Purpose
Forward Contracts	JYen	Buy	4,789,376,720	4,027,483,886	Hedging Purpose
Forward Contracts	Euro	Buy Sell	178,427 1,825,000	653,680 2,154,842	Hedging Purpose
Forward Contracts	GBP	Sell	1,915,000	4,714,985	Hedging Purpose
Forward Contracts	AUD	Buy	800,000	5,900,726	Hedging Purpose
Forward Contracts	CAD	Sell	—	20,530,000	Hedging Purpose
Bought Option to Sell US$ to CAD	USD		—	24,000,000	Hedging Purpose
Sold Option to Buy US$ to CAD	USD		—	24,000,000	Hedging Purpose

b) Foreign Currency exposure which are not hedged as at Balance Sheet Date:

Foreign Currency	Receivable	Payable	Net
USD	13,578,998 (45,956,752)	122,842,097 (81,952,640)	-109,263,099 (-35,995,888)
Euro	3,407,906 (2,814,456)	944,196 (1,258,726)	2,463,710 (1,555,730)
GBP	3,242,631 (1,930,157)	337,922 (449,130)	2,904,709 (1,481,027)
AUD	189,929 (202,095)	470 —	189,459 (202,095)
Jyen	21,678,146 (19,524,590)	7,543,830 (12,085,468)	14,134,316 (7,439,122)
HKD	— (1,724,985)	— (62,674)	— (1,662,311)
CAD	348,400 (565,632)	86,010 (91,589)	262,390 (474,043)
MYR	71,145 (88,980)	— —	71,145 (88,980)

Figures in brackets represent corresponding amount of previous year.

ANNEXURE - IV

Rs Crores

(I) Primary Segments- Business	Garments		Rayon (Includes Caustic Soda and allied Chemicals)		Carbon Black		Insulators (Includes Bushings, Lighting and Surge Arrestors)		Textiles (Includes Spun Yarns, and Fabrics)		Fertilisers		Financial Services	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
a) Segment Revenue #														
Income from External Customers	1,115.81	1,025.84	537.11	475.96	1,095.64	863.84	424.89	398.86	570.86	594.45	1,249.76	787.46	249.64	197.46
Inter-Segment Revenue	—	—	—	—	—	—	(0.07)	—	2.35	5.90	—	—	—	—
Total Segment Revenue	1,115.81	1,025.84	537.11	475.96	1,095.64	863.84	424.82	398.86	573.21	600.35	1,249.76	787.46	249.64	197.46
b) Segment Result (PBIT)	(227.37)	0.01	89.82	91.52	24.69	130.32	108.40	122.53	32.69	48.69	209.74	84.45	47.32	44.35
Less:- Interest and Finance Charges*														
Add:- Unallocable Income (net of Unallocable expenditure)														
(Loss)/Profit before Tax and Exceptional-items														
Loss/(Gain) due to Exceptional Items														
(Loss)/Profit before-Tax														
Provision for Current Tax														
Provision for Deferred Tax														
Provision for FBT														
Tax Provision for earlier years written back														
(Loss)/Profit before Minority Interest														
Minority Interest														
Net (Loss)/Profit														
c) Carrying amount of Segment Assets	1,047.60	996.04	513.39	526.79	938.63	856.13	326.74	288.15	411.11	431.01	681.13	617.82	1,260.27	1,164.95
Unallocated Assets														
Total Assets														
d) Carrying amount of Segment Liabilities	368.84	249.98	76.50	73.10	185.54	188.60	62.40	48.19	65.99	71.68	94.51	86.55	928.66	857.97
Unallocated Liabilities														
Total Liabilities														
e) Cost incurred to acquire Segment Fixed Assets during the Year	187.72	95.08	34.66	21.66	16.10	148.37	26.96	14.67	30.62	71.84	1.96	72.92	16.33	3.70
Unallocated Assets														
f) Depreciation/ Amortisation	70.11	39.35	33.14	32.90	25.05	22.26	14.37	13.73	21.51	19.21	18.72	17.94	9.00	5.56
Unallocated Depreciation														

* Interest and finance charges exclude interest of Rs. 67.50 Crores (Privious Year: 58.01 Crores) on Financial Services Business, since it is considered as an expense for deriving Segment Result.

(II) Secondary Segment - Geographical

The Company's operating facilities are located in India

	Current Year	Previous Year
Domestic Revenues	11,085.91	9,399.94
Exports Revenues	2,557.28	2,461.17
Total	13,643.19	1',861.11

\# Inter-segment revenues are recognised on arm's length basis.

SEGMENT DISCLOSURES FOR THE YEAR ENDED 31ST MARCH, 2009

Annexure - IV

Rs Crores

(I) Primary Segments – Business	Software		Life Insurance		Telecom		BPO		Gross Total		Inter-Segment Elimination		Net Total	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
a) Segment Revenue #														
Income from External Customers	89.83	99.31	3,743.43	3,710.37	2,890.19	2,135.63	1,676.03	1,571.93	13,643.19	11,861.11				
Inter-Segment Revenue	5.54	1.78	0.18	—	—	—	11.13	5.72	19.13	13.40				
Total Segment Revenue	95.37	101.09	3,743.61	3,710.37	2,890.19	2,135.63	1,687.16	1,577.65	13,662.32	11,874.51	(19.13)	(13.40)	**13,643.19**	**11,861.11**
b) Segment Result (PBIT)	(2.62)	6.45	(686.56)	(437.68)	474.46	476.34	(61.00)	(26.48)	9.58	540.50			**9.58**	**540.50**
Less:-Interest and Finance Charges*													556.62	367.01
Add:- Unallocable Income (Net of Unallocable Expenditure)													(0.55)	(22.19)
(Loss)/Profit before Tax and Exceptional Items													**(547.59)**	**151.30**
Loss/(Gain) due to Exceptional Items													2.23	(0.73)
(Loss)/Profit before tax													**(549.82)**	**152.03**
Provision for Current Tax													108.65	103.58
Provision for Deferred Tax													(13.18)	45.57
Provision for FBT													15.65	11.84
Tax Provision for earlier years written back													(35.83)	(35.13)
(Loss)/Profit before Minority Interest													**(625.11)**	**26.17**
Minority Interest													(194.59)	(124.61)
Net (Loss)/Profit													**(430.52)**	**150.78**
c) Carrying amount of Segment Assets	31.96	45.35	9,898.46	7,473.66	7,203.01	4,058.33	1,109.10	1,186.01	23,421.40	17,644.24	(73.72)	(113.22)	23,347.68	17,531.02
Unallocated Assets													3,610.10	2,503.74
Total Assets													**26,957.78**	**20,034.76**
d) Carrying amount of Segment Liabilities	12.55	13.73	9,490.95	7,089.02	1,033.34	840.22	164.92	180.42	12,484.20	9,699.46	(73.73)	(113.22)	12,410.47	9,586.24
Unallocated Liabilities													8,473.63	6,225.62
Total Liabilities													**20,884.10**	**15,811.86**
e) Cost incurred to acquire Segment Fixed Assets during the Year	0.96	2.24	37.49	45.31	1,812.48	1,579.20	24.39	103.52	2,189.67	2,158.51	—	—	2,189.67	2,158.51
Unallocated Assets													0.40	0.87
f) Depreciation/ Amortisation	2.17	2.75	34.27	28.02	399.13	278.65	65.88	62.02	693.35	522.39	—	—	693.35	522.39
Unallocated Depreciation													2.59	2.55

CONSOLIDATED CASH FLOW STATEMENT AS ON MARCH 31, 2009

ANNEXURE – V

Rs. Crores

PARTICULARS		2008-09			2007-08	
A. CASH FLOW FROM OPERATING ACTIVITIES						
Net (Loss)/Profit before Tax		**(549.82)**			**152.03**	
Adjustments for:						
Depreciation	696.18			525.15		
Change in valuation of liabilities in respect of life policies	2,486.12			3,040.39		
Provision for Doubtful Debts	19.12			11.22		
Provision for Diminution in Value of Fertilisers Bonds	5.11			3.16		
Provision for ESOP	4.76			1.68		
Effect of exchange fluctuation on Foreign Currency Translation Reserve	(6.47)			(4.83)		
Interest Expenses (Net)	624.12			425.02		
(Profit)/Loss on Fixed Assets sold	4.28			(6.67)		
(Profit)/Loss on Sale of Investments	(90.76)			(17.91)		
Investment Income on Shareholders' Fund	(34.24)			(23.02)		
Dividend Income	(11.28)			(11.14)		
		3,696.94			3,943.05	
Exceptional Items		1.05			(0.73)	
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		**3,148.17**			**4,094.35**	
Adjustments for:						
Decrease/(Increase) in Trade and Other Receivables	105.92			(874.37)		
Decrease/(Increase) in Inventories	(1.76)			(276.30)		
Increase/(Decrease) in Trade and Other Payables	559.44	663.60		690.46	(460.21)	
CASH GENERATED FROM OPERATIONS		**3,811.77**			**3,634.14**	
Income Taxes Refund/(Paid) (Net)		(200.33)			(97.18)	
NET CASH FROM OPERATING ACTIVITIES			**3,611.44**			**3,536.96**
B. CASH FLOW FROM INVESTING ACTIVITIES						
(Purchase)/ Sale of Fixed Assets		(2,338.44)			(2,192.98)	
Investment in subsidiary (Net of Cash)		(214.74)			(2.16)	
Amount received on disposal of Subsidiary (Net of Cash)		(0.59)			—	
Amount received on disposal of RST		—			5.06	
Sale/(Purchase) of Investments (Net)		(4,223.64)			(3,100.72)	
Investment in Spice (Net of Cash)		(556.18)			—	
Non Compete Fees paid (IDEA)		(146.96)			—	
Capital Subsidy		1.58			—	
Inter-Corporate Deposits		(192.67)			(85.08)	
Interest received		90.29			47.60	
Investment Income on Shareholders' Fund		34.24			23.02	
Dividend received		11.28			11.14	
NET CASH (USED IN)/FROM INVESTING ACTIVITIES			**(7,535.83)**			**(5,294.12)**

CONSOLIDATED CASH FLOW STATEMENT AS ON MARCH 31, 2009 

Rs. Crores

PARTICULARS	2008-09		2007-08	
C. CASH FLOW FROM FINANCING ACTIVITIES				
Reduction in Preference Share Capital of Subsidiary	(25.00)		—	
Proceeds from issue of Preference Shares	0.52		50.00	
Proceeds from issue of Equity Shares	—		1.70	
Proceeds from issue of Shares Warrants	—		377.41	
Proceeds from issue of Shares to Minority	188.50		156.78	
Security Premium on issue of Shares of Company and Joint Venture	2,720.00		427.51	
Proceeds from/(Repayment of) Borrowings (Net)	2,485.01		1,185.58	
Dividends paid (including Tax thereon)	(66.17)		(1.58)	
Interest and Finance Charges paid	(638.09)		(462.09)	
NET CASH (USED IN)/FROM FINANCING ACTIVITIES		**4,664.77**		**1,735.31**
NET INCREASE IN CASH AND EQUIVALENTS		740.38		(21.85)
CASH AND CASH EQUIVALENTS (OPENING BALANCE)		793.99		815.85
CASH OUTFLOW ON SALE OF RST UNIT		—		(0.01)
CASH AND CASH EQUIVALENTS (CLOSING BALANCE)		1,534.37		793.99

Notes:

1) Cash and Cash Equivalents include:

	2008-09	2007-08
Cash, Cheques in Hand and Remittance in transit	176.55	166.85
Balance with Banks	1,357.82	627.14
Total	**1,534.37**	**793.99**

2) Previous year's figures have been regrouped/rearranged to confirm to the current year's presentation, wherever necessary.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

Per SHIVJI K. VIKAMSEY
Partner
M. No. 2242

For S.R. BATLIBOI & CO.
Chartered Accountants

Per HEMAL SHAH
Partner
M. No. 42650

DR. BHARAT K. SINGH
Managing Director

ADESH GUPTA
Wholetime Director & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
G. P. GUPTA
B. R. GUPTA

Mumbai, April 28 , 2009

STATEMENT RELATING TO SUBSIDIARY COMPANIES

	Aditya Birla Finance Services Private Limited	Aditya Birla Capital Advisors Private Limited	Aditya Birla Customer Services Private Limited	Aditya Birla Services Private Limited	Aditya Birla Trustee Company Private Limited [1]	Aditya Vikram Global Trading House Limited		Apollo Sindhoori Capital Investment Limited	Apollo Sindhoori Commodities Trading Limited	BGFL Corporate Finance Private Limited [2]	Birla Global Finance Company Limited	Birla Insurance Advisary and Broking Services Limited	Birla Sun Life Insurance Company Limited
						US $ in Lacs	Rs. in Crores						
The Financial year/ period of the Subsidiary Company	4th Nov 2008 to 31st March 2009	4th Nov 2008 to 31st March 2009	11th Nov 2008 to 31st March 2009	4th Nov 2008 to 13th March 2009	4th Nov 2008 to 31st March 2009	1st April 2008 to 31st March 2009		6th March 2009 to 31st March 2009	6th March 2009 to 31st March 2009	1st April 2008 to 30th March 2009	1st April 2008 to 31st March 2009	1st April 2008 to 31st March 2009	1st April 2008 to 31st March 2009
Extent of interest in Subsidiary Company													
Equity Share Capital	2.06	0.03	0.01	0.03	0.01	8.50	3.70	5.54	2.00	0.51	105.96	2.70	1,879.50
% Share held by Aditya Birla Nuvo Ltd. and its Subsidiaries	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%		76.00%	100.00%	100.00%	100.00%	50.01%	74.00%
Net aggregate amount of the profits /(losses) of the Subsidiary Company for the period, so far as it concerns members of Aditya Birla Nuvo Ltd.													
a) not dealt with in the Accounts of the Company													
(i) For the financial year of the subsidiary	0.04	(0.01)	(0.03)	0.00	(0.02)	0.07	1.33	(0.78)	(0.21)	0.17	29.62	2.38	(519.58)
(ii) For the previous financial years since it became the subsidiary of the Company	—	—	—	—	—	3.25	1.00	0	0	0.50	27.08	3.97	(656.63)
b) dealt with in the Accounts of the Company													
(i) For the financial year of the subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(ii) For the previous financial years since it became the subsidiary of the Company	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Additional Information u/s 212 (5)	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable		Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable

	Birla Sun Life Ditribution Company Ltd	BSDL Insurance Advisory Services Ltd	Laxminarayan Investment Limited	Aditya Birla Financial Shared Services Ltd.	Madura Garment International Brands Company Limited	Madura Garments Exports Limted	Madura Graments Exports, US inc.		Madura Garment LifeStyle Retail Company Limited
							US $	Rs.	
The Financial year/ period of the Subsidiary Company	31st March 2008 to 31st March 2009	31st March 2008 to 31st March 2009	1st April 2008 to 31st March 2009	19th June 2008 to 31st March 2009	1st April 2008 to 31st March 2009	1st April 2008 to 31st March 2009	1st April 2008 to 31st March 2009		1st April 2008 to 31st March 2009
Extent of interest in Subsidiary Company									
Equity Share Capital	7.17	0.49	21.00	0.05	0.05	42.83	1.00	41.00	10.00
% Share held by Aditya Birla Nuvo Ltd. and its Subsidiaries	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Net aggregate amount of the profits /(losses) of the Subsidiary Company for the period, so far as it concerns members of Aditya Birla Nuvo Ltd.									
a) not dealt with in the Accounts of the Company									
(i) For the financial year of the subsidiary	(9.12)	(1.87)	2.52	(0.04)	0.00	(83.83)	—	—	(48.83)
(ii) For the previous financial years since it became the subsidiary of the Company	—	—	6.75	—	—	(23.62)	—	—	(10.65)
b) dealt with in the Accounts of the Company									
(i) For the financial year of the subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(ii) For the previous financial years since it became the subsidiary of the Company	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Additional Information u/s 212 (5)	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable		Not Applicable

STATEMENT RELATING TO SUBSIDIARY COMPANIES

(Rs. Crores unless otherwise stated)

	MG Lifestyle Clothing Company Pvt. Limited	Peter England Fashions and Retail Limited	PSI Data Systems Limited	Birla Technologies Limited	Aditya Birla Minacs Worldwide Limited	Transworks INC, USA		A V TransWorks Limited, Canada		Aditya Birla Minacs Phillippins INC		Aditya Birla Minacs Worldwide Inc, Canada (Consolidated) [3] *	
						US$ in lacs	Rs. in Crs.	CAD in lacs	Rs. in Crores	PHP in lacs	Rs. in Crores	CAD in Millions	Rs. in Crores
The Financial year/ period of the Subsidiary Company	1st April 2008 to 31st March 2009	1st April 2008 to 31st March 2009	1st April 2008 to 31st March 2009	1st April 2008 to 31st March 2009	1st April 2008 to 31st March 2009	1st April 2008 to 31st March 2009		1st April 2008 to 31st March 2009		1st April 2008 to 31st March 2009		1st April 2008 to 31st March 2009	
Extent of interest in Subsidiary Company													
Equity Share Capital	0.50	10.00	7.55	9.80	2.35	2.00	0.97	1,270.00	511.33	969.23	10.17	90.39	363.94
% Share held by Aditya Birla Nuvo Ltd. and its Subsidiaries	100%	100.00%	76.89%	100.00%	88.28%	100.00%		100.00%		100.00%		100.00%	
Net aggregate amount of the profits /(losses) of the Subsidiary Company for the period, so far as it concerns members of Aditya Birla Nuvo Ltd.													
a) not dealt with in the Accounts of the Company													
(i) For the financial year of the subsidiary	(1.79)	(79.85)	(4.52)	(0.96)	(27.11)	(0.36)	0.48	(5.73)	(2.37)	(634.41)	(6.41)	(19.82)	(82.07)
(ii) For the previous financial years since it became the subsidiary of the Company	1.59	(14.82)	(31.69)	(12.14)	26.53	1.37	0.43	(0.11)	(0.04)	(587.89)	(6.17)	(26.18)	(102.43)
b) dealt with in the Accounts of the Company													
(i) For the financial year of the subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(ii) For the previous financial years since it became the subsidiary of the Company	Nil	Nil	Nil	Nil	0.16	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Additional Information u/s 212 (5)	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable		Not Applicable		Not Applicable		Not Applicable	

Notes :

1 Aditya Birla Securities Private Limited became subsidiary w.e.f. 4th November, 2008 and ceased to be subsidiary w.e.f. 13th March, 2009.

2 BGFL Corporate Finance Private Limited ceased to be subsidiary w.e.f. 31st March, 2009.

3 Aditya Birla Minacs Worldwide Inc, Canada (Consolidated) is converted at the average rate of exchange of CAD$ = Rs. 41.42 (Rate as on March 31, 2009 CAD$ = Rs. 40.26)

* For details of subsidiaries of Aditya Birla Minacs Worldwide Inc, Canada refer Annexure "1"

Mumbai, 28th April 2009 **Managing Director** **Wholetime Director and CFO** **Company Secretary** **Directors**

The Ministry of Company Affairs, Government of India vide its order No. 47/54/2009 - CL - III dated 21st May, 2009 issued under section 212 (8) of the Companies Act, 1956, has exempted the Company from attaching the documents of subsidiaries of the Company on 31st March, 2009 under section 212(1) of the Companies Act, 1956. However, Annual Accounts of the subsidiary companies for the year ending on 31st March, 2009 and the related detailed information will be made available to the investors of the company at any point of time. The annual accounts of the subsidiary companies are available for inspection by any investor at the Registered Office of the Company and of the concerned subsidiary of the Company.

Annexure '1' of statement 212(8) of the Companies Act,1956

	Aditya Birla Minacs Worldwide Inc, Canada		Minancs Kft.- Hungary		Minancs Ltd. UK		Minancs Worldwide S.A. de C.V., Maxico		Minancs Worldwide GmbH, Germany		The Minancs Group (USA) Inc	
	CAD in lacs	Rs. in Crores	HUF in lacs	Rs. in Crores	GBP in lacs	Rs. in Crores	MXN in lacs	Rs. in Crores	EUR in lacs	Rs. in Crores	USD in lacs	Rs. in Crores
The Financial Year/ Period of the Subsidiary Company	1st April 2008 to 31st March 2009		1st April 2008 to 31st March 2009		1st April 2008 to 31st March 2009		1st April 2008 to 31st March 2009		1st April 2008 to 31st March 2009		1st April 2008 to 31st March 2009	
Extent of Interest in Subsidiary Company												
Equity Share Capital	903.93	363.94	30.00	0.07	0.01	0.01	0.50	0.02	0.25	0.16	3.02	1.58
% Share held by Aditya Birla Nuvo Ltd. and its Subsidiaries	100.00%		100.00%		100.00%		100.00%		100.00%		100.00%	
Net aggregate amount of the Profits /(Losses) of the Subsidiary Company for the period, so far as it concerns members of Aditya Birla Nuvo Ltd.												
a) not dealt within the Accounts of the Company												
(i) For the Financial Year of the Subsidiary	(222.50)	(92.02)	105.37	0.27	0.67	0.53	—	—	3.38	2.19	15.07	7.00
(ii) For the previous financial years since it became the Subsidiary of the Company	(316.44)	(123.81)	312.87	0.70	2.52	2.13	—	—	5.02	2.87	54.22	22.78
b) dealt within the Accounts of the Company												
(i) For the Financial Year of the Subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(ii) For the previous financial years since it became the Subsidiary of the Company	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Additional Information u/s 212(5)	Not Applicable		Not Applicable		Not Applicable		Not Applicable		Not Applicable		Not Applicable	

Converted at the average rate of exchange of CAD = Rs. 41.42 and US = Rs. 46.20 and GBP = Rs. 79.13, EURO = Rs. 64.82 and HUF = Rs. 0.222

As on March 31st, 2009, CAD = Rs. 40.26, US = Rs. 52.17 GBP = Rs. 74.16, EURO = Rs. 66.80, HUF= Rs. 0.2555 and MXN = Rs. 3.62)

STATEMENT RELATING TO SUBSIDIARY COMPANIES

The particulars of Companies as required under section 212 (8) of the Companies Act, 1956 are as follows :

(Rs. in Crores unless otherwise stated)

	Aditya Birla Finance Services Private Limited	Aditya Birla Capital Advisors Private Limited	Aditya Birla Customer Services Private Limited	Aditya Birla Trustee Company Private Limited	Aditya Vikram Global Trading House Limited		Apollo Sindhoori Capital Investment Limited	Apollo Sindhoori Commodi-ties Trading Limited	BGFL Corporate Finance Limited	Birla Global Finance Company Limited	Birla Insurance Advisory and Broking Services Limited	Birla Sun Life Insurance Company Limited	Birla Sun Life Ditribution Company Limited
					US$ in lacs	Rs. in Crs.							
Share Capital (Equity and Preference)	2.06	0.03	0.01	0.01	8.50	3.70	5.54	2.00	0.51	180.96	2.70	1,879.50	7.17
Reserves & Surplus (Net of debit balance of Profit & Loss Account and Miscellaneous Expenditure to the extent not written off)	0.02	(0.01)	(0.03)	(0.02)	3.31	2.32	39.90	(0.68)	2.05	30.25	13.05	(1,471.99)	(2.39)
Total Assets (Fixed Assets + Current Assets)	4.46	0.03	0.00	0.34	11.93	6.08	124.41	14.11	7.65	1,011.79	7.42	730.09	18.19
Total Liabilities (Debts + Current Liabilities & Provisions)	2.43	0.01	0.03	0.35	0.12	0.06	81.00	12.79	5.11	800.89	3.58	9,490.95	15.45
Details of Investments (excluding Investments in Subsidiary Companies) (details as per Annexure A)	—	—	—	—	—	—	0.03	—	0.02	0.01	11.90	9,168.37	1.55
Turnover	0.08	—	—	—	0.38	0.18	70.83	15.60	0.92	144.39	17.66	4,524.68	23.33
Profit before Taxation	0.06	(0.01)	(0.03)	(0.02)	0.07	1.33	1.30	0.74	0.22	43.66	6.64	(695.92)	(8.97)
Provision for Taxation(Including FBT)	0.02	—	—	—	—	—	0.66	0.17	0.05	14.04	1.87	6.22	0.15
Profit after Taxation	0.04	(0.01)	(0.03)	(0.02)	0.07	1.33	0.64	0.57	0.17	29.62	4.77	(702.13)	(9.12)
Proposed/Interim Dividend(including Dividend Tax) (Including on Preference Share)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	18.69	0.16	Nil	Nil

	BSDL Insurance Advisory Services Limited	Laxmi-narayan Investment Limited	Aditya Birla Financial Shared Services Limited	Madura Garment Inter-national Brands Co. Limited	Madura Garments Exports Limted	Madura Garments Exports, US Inc. House Limited		Madura Graments Life Style Retail Company Limited	MG Lifestyle Clothing Company Pvt. Limited	Peter England Fashion and Retail Limited	PSI Data Systems Limited	Birla Techno-logies Limited
						US $	Rs.					
Share Capital (Equity and Preference)	0.49	21.00	0.05	0.05	98.33	1.00	41	20.00	8.00	20.00	22.55	9.80
Reserves & Surplus (net of debit balance of profit & loss account and miscellaneous expenditure to the extent not written off)	(1.91)	9.29	(0.04)	(0.01)	(96.98)	—	—	(59.48)	1.51	(94.67)	(20.18)	(20.71)
Total assets (Fixed Assets+Current Assets)	2.51	25.06	0.02	0.05	207.45	1.00	41	59.68	68.45	47.68	32.91	5.00
Total Liabilities (Debts + Current Liabilities & provisions)	3.94	20.51	0.01	0.01	206.10	—	—	99.16	58.94	122.35	41.80	15.91
Details of Investments (excluding investments in subsidiary companies) (details as per Annexure A)	—	25.64	—	—	—	—	—	—	0.00	—	—	—
Turnover	4.05	10.00	—	—	198.85	—	—	3.85	86.22	16.92	91.75	26.94
Profit before Taxation	(1.83)	3.57	(0.04)	0.01	(83.61)	—	—	(48.64)	(1.04)	(79.52)	(5.53)	(0.92)
Provision for Taxation(Including FBT)	0.04	1.05	—	—	0.22	—	—	0.19	0.76	0.33	0.36	0.03
Profit after Taxation	(1.87)	2.52	(0.04)	0.01	(83.83)	—	—	(48.83)	(1.79)	(79.85)	(5.89)	(0.96)
Proposed / Interim dividend (including Dividend Tax) (including on Preference Shares)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

STATEMENT RELATING TO SUBSIDIARY COMPANIES

STATEMENT RELATING TO SUBSIDIARY COMPANIES

	Aditya Birla Minacs Worldwide Limited	Transworks Inc., USA		A V Tranworks Limited., Canada		Aditya Birla Minacs Philippines Inc., Philippines		Aditya Birla Minacs Worldwide Inc., Canada (Consolidated)		Aditya Birla Minacs Worldwide Inc., Canada	
		US $ in Lacs	Rs. in Crores	CAD in Lacs	Rs. in Crores	PHP in Lacs	Rs. in Crores	CAD in Lacs	Rs. in Crores	CAD in Lacs	Rs. in Crores
Share Capital (Equity and Preference)	2.35	2.00	0.97	1,270.00	511.33	969.23	8.72	903.93	363.94	903.93	363.94
Reserves & Surplus (net of debit balance of profit & loss account and miscellaneous expenditure to the extent not written off)	253.16	2.01	1.06	(5.84)	(2.35)	(1,214.09)	(12.74)	(865.88)	(348.59)	(915.92)	(368.77)
Total assets (Fixed Assets+Current Assets)	202.43	4.67	2.37	4.03	1.62	1.0441.38	10.96	1,107.64	445.96	672.35	270.70
Total Liabilities (Debts + Current Liabilities & provisions)	530.30	0.66	0.34	518.79	208.88	1,289.24	13.53	1,069.59	430.60	1,065.25	428.89
Details of Investments (excluding investments in subsidiary companies) (details as per Annexure A)	40.00	—	—	—	—	—	—	—	—	—	—
Turnover	233.73	1.32	1.27	16.32	6.76	1,404.40	14.18	3,488.50	1,444.79	1,945.45	805.72
Profit before Taxation	(29.39)	0.02	0.66	(5.73)	(2.37)	(634.36	(6.41)	(177.00)	(73.31)	(222.62)	(92.07)
Provision for Taxation(Including FBT)	1.31	0.38	0.18	—	—	0.04	0.00	21.15	8.76	(0.13)	(0.05)
Profit after Taxation	(30.71)	(0.36)	0.48	(5.73)	(2.37)	(634.41)	(6.41)	(198.15	(82.07)	(222.50)	(92.02)
Proposed / Interim dividend (including Dividend Tax) (including on Preference Shares)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	—	—	—	—

STATEMENT PURSUANT TO SECTION 212(8) OF THE COMPANIES ACT, 1956 RELATING TO SUBSIDIARY COMPANIES

	Minacs Kft., Hungary		Minacs Ltd., UK		Minacs Worldwide S.A. de C.V., Maxico		Minacs Worldwide GmbH, Germany		The Minacs Group (USA) Inc., USA	
	HUF in Lacs	Rs. in Crores	GBP in Lacs	Rs. in Crores	MXN in Lacs	Rs. in Crores	EUR in Lacs	Rs. in Crores	USD in Lacs	Rs. in Crores
Share Capital (Equity and Preference)	30.00	0.07	0.01	0.01	0.50	0.02	0.25	0.17	3.02	1.58
Reserves & Surplus (net of debit balance of profit & loss account and miscellaneous expenditure to the extent not written off)	548.93	1.22	1.84	1.36	(0.50)	(0.02)	17.83	11.92	67.11	35.42
Total assets (Fixed Assets+Current Assets)	1,380.71	3.07	11.00	8.15	—	—	23.05	15.40	362.99	189.79
Total Liabilities (Debts + Current Liabilities & provisions)	801.78	1.78	9.15	6.78	—	—	5.08	3.39	292.86	152.80
Details of Investments (excluding investments in subsidiary companies) (details as per Annexure A)	—	—	—	—	—	—	—	—	—	—
Turnover	4,025.52	10.27	23.55	18.64	—	—	84.42	54.72	1,188.34	549.02
Profit before Taxation	199.35	0.51	0.93	0.74	—	—	4.56	2.95	31.33	14.48
Provision for Taxation(Including FBT)	93.98	0.24	0.26	0.21	—	—	1.18	0.76	16.27	7.52
Profit after Taxation	105.37	0.27	0.67	0.53	—	—	3.38	2.19	15.07	6.96
Proposed / Interim dividend (including Dividend Tax) (including on Preference Shares)	—	—	—	—	—	—	—	—	—	—

STATEMENT RELATING TO SUBSIDIARY COMPANIES

A) Details of Investments of Birla Sun Life Insurance Company Limited as at 31.3.2009

(Rs. in Crores)

	Shareholders	Policyholders	Assets Held to cover Linked Liabilities	Total
LONG TERM INVESTMENTS				
1. Government Securities and Government Guaranteed Bonds including Treasury Bills	132.84	157.64	603.04	893.51
2. Other Investments	—	—	—	—
(a) Debenture/Bonds	30.27	70.47	1,329.94	1,430.68
(b) Equity	—	—	2,649.84	2,649.84
3. Investment in Infrastructure and Social Sector Bonds	65.39	70.37	1,178.11	1,313.87
4. Other than Approved Investments	2.50	—	518.69	521.19
Total (A)	231.00	298.48	6,279.61	6,809.09
SHORT TERM INVESTMENTS				
1. Government Securities and Government Guaranteed Bonds including Treasury Bills	93.68	114.79	—	208.47
2. Other Approved Securities	—	—	—	—
— Fixed Deposits	—	—	25.00	25.00
— Others	43.22	64.96	594.39	702.57
3. Other Approved Investments	—	—	—	—
(a) Mutual Funds	39.72	4.28	383.14	427.15
(b) Debentures/Bonds	20.19	4.99	220.42	245.60
(c) Others	—	—	—	
4. Investments in Infrastructure and Social Sector Bonds	25.70	16.92	105.01	147.62
5. Other than Approved Investments	13.50	—	109.64	123.14
Total (B)	236.01	205.94	1,437.61	1,879.56
Other Assets				
1. Bank Balances			407.22	407.22
2. Interest Accrued on Investments			119.99	119.99
3. Fund Charges			(6.59)	(6.59)
4. Outstanding Contract (Net)			(40.90)	(40.90)
Sub - Total (C)	—	—	479.72	479.72
Total (A+B+C)	**467.01**	**504.42**	**8,196.94**	**9,168.37**

B) Details of Investments of Crafted Clothing Pvt. Limited

CURRENT INVESTMENTS

National Saving Certificates	26,250

C) Details of Investments of M/s Laxminarayan Investments Limited

	Number	Face Value (Rupees)	As at 31st March, 2009 (Rupees)
LONG TERM INVESTMENTS			
(QUOTED)			
A) Equity (Quoted)			
ABB Limited	1	2	1,190
Aban Offshore Limited	1	2	3,669
ACC Limited	1	10	778
Adani Enterprise Limited	1	1	920
AIA Engineering Limited	5	10	1,437
Alstom Projects India Limited	1	10	796
Ambuja Cement Limited	1	2	119
Arvind Mills Limited	5	10	318
Asian Paints India Limited	1	10	1,011
Axis Bank Limited	1	10	1,017
Bajaj Auto Limited	2	10	590
Bajaj Finserv Limited	2	5	591
Bajaj Holdings & Investments Limited	2	10	591
Bank of Baroda	1	10	297
Bank of India	1	10	337
Bayer Corpscience Limited	1	10	309
BEML Limited	1	10	1,412
BF Utilities Limited	1	10	1,903
Bharat Bijlee Limited	1	10	3,196
Bharat Electronics Limited	1	10	1,642
Bharat Forege Limited	1	2	298
Bharat Heavy Electricals Limited	1	10	2,157
Bharat Petroleum Corporation Limited	1	10	406
Bharti Airtel Limited	1	10	845
Biocon Limited	2	5	430
Bombay Dyeing & Manufacturing Company Limited	1	10	780
Bosch Limited	1	10	3,920
Cairn India Limited	1	10	284
Canara Bank	1	10	241
Century Textiles Limited	5	10	611
Chambal Fertilizers & Chemicals Limited	10	10	587
Cipla Limited	1	10	215
Container Corporation of India	1	10	926
Crompton Greaves Limited	1	2	343
Datamatics Technologies Limited	5	10	776
Divi's Laboratories Limited	1	2	1,451
DLF Limited	1	2	940
Dr. Reddy's Laboratories Limited	1	5	670
Dredging Corporation of India Limited	1	10	754
Engineers India Limited	1	10	844

	Number	Face Value (Rupees)	As at 31st March, 2009 (Rupees)
Essar Oil Limited	1	10	258
Firstsource Solutions Limited	10	10	316
Future Capital Holdings Limited	1	10	557
Gail India Limited	1	10	432
GlaxosmithKline Pharmaceuticals Limited	1	10	898
Glenmark Pharmaceuticals Limited	1	1	672
Gujarat Gas Company Limited	1	2	317
GMR Infrastructure Limited	1	2	150
Gujarat Narmada Valley Fertilisers Company Limited	5	10	564
Godrej Industries Limited	1	1	290
Gokaldas Exports Limited	1	5	235
Goldstone Infratech Limited	10	4	484
Gujarat Mineral Development Corporation Limited	2	2	366
Gujarat NRE Coke Limited	1	2	118
HCL Technologies Limited	1	2	315
HDFC Bank Limited	1	10	1,442
Hero Honda Motors Limited	1	2	606
Hindustan Copper Limited	1	5	315
Hindustan Petroleum Corporation Limited	1	10	261
HTMT Global Solutions Limited	5	10	1,226
Hindustan Unilever Limited	1	1	192
House of Pearl Fashions Limited	1	10	161
Housing Development & Infrastructure Limited	1	10	1,036
Housing Development Finance Corporation Limited	2	10	1,148
Oracle Solutions Limited	5	5	2,815
ICICI Bank Limited	5	10	1,303
Indian Oil Corporation Limited	1	10	485
Industrial Development Bank of India Limited	1	10	115
Infosys Technologies Limited	8	5	5,333
Infrastructure Development Finance Company Limited	1	10	194
IL&FS Investment Limited	1	10	315
India Infoline Limited	5	2	914
India Bulls Financial Services Limited	1	10	464
India Bulls Real Estate Limited	1	10	570
India Bulls Securities Limited	1	10	117
ITC Limited	1	1	192
IVRCL Infrastructure & Projects Limited	1	2	440
Jai Corporation Limited	1	1	716

ANNEXURE 'A' OF STATEMENT U/S 212(8) OF THE COMPANIES ACT, 1956

C) Details of Investments of M/s Laxminarayan Investment Limited (Cont.)

	Number	Face Value (Rupees)	As at 31st March, 2009 (Rupees)
LONG TERM INVESTMENTS (QUOTE) (contd.)			
Jaiprakash Associates Limited	1	2	368
Jindal Steel & Power Limited	1	1	2,210
JSW Steels Limited	1	10	1,027
Kesoram Industries Limited	2	10	818
Kewal Kiran Clothing Limited	1	10	305
Kotak Mahindra Bank Limited	25	10	1,742
Koutons Retail India Limited	1	10	757
Larson & Toubro Limited	2	2	2,950
Lanco Infotech Limited	1	10	529
Madras Cements Limited	20	1	3,516
Mahindra & Mahindra Limited	1	10	646
Maruti Suzuki India Limited	1	5	840
Max India Limited	5	2	769
Motilal Oswal Financial Services Limited	5	1	833
MRF Limited	1	10	4,815
Mangalore Refinery & Petrochemicals Limited	5	10	449
Mundra Port & Special Economic Zone Limited	1	10	808
Nagarjuna Fertilisers & Chemicals Limited	10	10	323
National Aluminium Company Limited	1	10	410
National Fertilizer Limited	10	10	563
Nestle India Limited	1	10	1,330
Neyveli Lignite Corporation Limited	1	10	142
NTPC Limited	1	10	214
Oil & Natural Gas Corporation Limited	1	10	994
Pantaloon Retail India Limited	30	2	2,188
Pantaloon - EQ-DVR	3	2	—
Pfizer Limited	1	10	653
Phillips Carbon Black Limited	10	10	511
Punjab National Bank	1	10	522
Polaris Software Lab Limited	5	5	730
Power Finance Corporation Limited	1	10	160
Power Grid Corporation of India Limited	1	10	109
Punj Lloyd Limited	1	2	453
Ranbaxy Laboratories Limited	1	5	365
Raymonds Limited	5	10	997
Rashtriya Chemicals & Fertilisers Limited	10	10	487
Reliance Capital Limited	1	10	1,940
Reliance Communication Limited	2	5	1,030
Reliance Energy Limited	1	10	1,835
Reliance Natural Resources Limited	1	10	112
Reliance Petroleum Limited	1	10	190
Reliance Power Limited	1	10	419
Reliance Industries Limited	1	10	2,574
Religare Enterprises Limited	1	10	414
Rural Electrification Corporation Limited	1	10	120
Satyam Computers Limited	11	2	1,992
Siemens Limited	2	2	1,804
State Bank of India Limited	1	10	2,298
Sesa Goa Limited	20	1	4,250
Shoppers Stop Limited	1	10	416
Steel Authority of India (SAIL) Limited	1	2	206
Sterlite Industries (India) Limited	1	2	810
Sun TV Network Limited	1	5	348
Sundaram Finance Limited	2	10	623
Sun Pharmaceutical Industries Limited	1	5	965
Suzlon Energy Limited	1	2	340
Tata Consultancy Services Limited	1	1	849
Tata Communication Limited (VSNL)	1	10	510
Tata Chemicals Limited	5	10	1,386
Tata Motors Limited	1	10	667
Tata Power Company Limited	1	10	1,174
Tata Steel Limited	1	10	702
Tata Tea Limited	1	10	685
Tata Teleservices (Maharashtra) Limited	10	10	237
Tech Mahindra Limited	1	10	959
Thermax Limited	1	2	692
Titan Industries Limited	1	10	1,124
Unitech Limited	1	2	287
United Spirits Limited	1	10	1,615
W. S. Industries Limited	5	10	250
Wipro Limited	7	2	2,020
Zee Entertainment	1	1	235
Zodiac Clothing Company Limited	10	10	1,320
Total (A)			**137,864**

ANNEXURE 'A' OF STATEMENT U/S 212(8) OF THE COMPANIES ACT, 1956

	Number	As at 31st March, 2009 (Rupees)
UNQUOTED		
Equity Shares of Rs. 10/- each Fully Paid Up		
Birla Management Centre Services Limited	7,000	70,000
Aditya Birla Power Company Limited		
(Net of diminution in value of Rs. 1,15,000/-)	11,500	—
Birla Global Finance Co. Limited	1	10
Peter England Fashions & Retail Company Limited	50,000	500,000
Madura Garments Lifestyle Retail Company Limited	50,000	500,000
Aditya Birla Financial Services Private Limited	60,000	600,000
PSI Data Systems Limited	26,811	1,092,093
Total (B)		**2,762,103**
C) Preference Shares		
7.50% Compulsory Convertible Cumulative Preference Share of Rs. 10 each of		
Birla Global Finance Company Limited	25,000,000	250,000,000
8% Preference Share of Rs. 10 each of Birla Management Centre Services Limited	200	2,000
Total (C)		**250,002,000**
D) Current Investments		
Units of Mutual Fund of Rs.10 each		
Birla Cash Plus Institutional Premium Plan Daily Dividend Reinvestment	351,069	3,517,536
Total (C)		**3,517,536**
Total (A+B+C+D)		**256,419,503**

D) Details of investment of Birla Global Finance Company Limited

		Number	As at 31st March, 2009 (Rupees)
LONG TERM INVESTMENTS			
Equity Shares			
Quoted			
HDFC Bank		68	4,000
	(A)		4,000
Unquoted			
Birla Management Centre Services Ltd.		7,000	70,000
Birla Sun Life Trustee Co. Pvt. Ltd.		10	540
	(B)		70,540
	Grand Total (A) + (B)		74,540

E) Details of Investment of BGFL Corporate Finance Private Limited

		Number	Rupees
LONG TERM INVESTMENTS			
(a) Equity Shares			
Quoted			
Dhoot Industrial Finance Ltd.		200,000	240,000
Biochem Synergy Ltd.		5,200	1,000
Maxwel Apparel Ltd.		10,562	500
Shetkari Solvent Ltd.		300	1,000
Tribology Ltd.		1,950	975
	(A)		243,475
Unquoted			
Birla Sun Life Trustee Co. Pvt. Ltd.		10	320
	Sub-Total (a)		320
(b) Preference Shares (Fully Paid)			
Secals Ltd. (50% Cumm. Redeemable Pref. Shares)		540,000	54,000
Secals Ltd. (14.00% Cumm. Redeemable Pref. Shares)		460,000	46,000
	Sub-Total (b)		100,000
	(B) = (a+b)		100,320
Less: Provision for Diminution in the Value of Investments			103,975
	Grand Total (A) + (B)		239,820

F) Details of Investment of Birla Insurance Advisory & Broking Services Limited

	Number	(Rs. Crores)
Long Term Investment		
Birla FTP - INSTL - Series AL - Growth	760,000	0.76
Birla FTP - INSTL - Series AY - Growth	1,130,968	1.13
Birla FTP - INSTL - Series AW - Growth	3,000,000	3.00
Reliance Fixed Horizon Fund - IX Series Inst. Growth Plan	2,500,000	2.50
CURRENT INVESTMENTS		
LIC Liquid Fund-Growth Plan	638,822	1.03
Birla Sun Life Income Plus. Qtrly. Dividend Reinvestment	1,315,817	1.55
Birla Sun Life Dynamic Bond Fund-Retail Plan-Monthly Dividend	1,949,003	1.93
		11.90

G) Birla Sun Life Distribution Company Limited

		Number	Rs. Crores
LONG TERM			
(UNQUOTED, OTHER THAN TRADE) (AT COST)			
Units of Mutual Fund			
Birla FTP - Series AE		1,000,000	1.00
CURRENT			
Units of Mutual Fund			
Birla Cash Plus - IP Daily Dividend		336,037	0.55
	TOTAL		**1.55**

NOTES

NOTES


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

ADITYA BIRLA NUVO & ITS SUBSIDIARIES/JVs

ADITYA BIRLA NUVO LIMITED : Viscose Filament Yarn, Garments, Carbon Black, Fertilisers, Insulators, Textiles (Spun Yarn & Fabrics)

I) ADITYA BIRLA FINANCIAL SERVICES

Subsidiaries

- **Birla Sun Life Insurance Co. Ltd.** : Life Insurance
  [JV with Sun Life Financial Inc of Canada]
- **Birla Global Finance Co. Ltd.** : NBFC / Fund Based Lending
- **Birla Insurance Advisory and Broking Services Ltd.** : Non-life Insurance Advisory and Broking Services
- **Birla Sun Life Distribution Co. Ltd.** : Wealth Management
- **BSDL Insurance Advisory Services Ltd.** : Life Insurance Advisory
- **Apollo Sindhoori Capital Investments Ltd.** : Equity Broking Services
- **Apollo Sindhoori Commodities Trading Ltd.** : Commodities Trading
- **Aditya Birla Financial Shared Services Ltd.** : Financial & IT enabled services
- **Aditya Birla Financial Services Pvt. Ltd.** : Investment
- **Aditya Birla Capital Advisors Pvt. Ltd.** : Private Equity Investment, Advisory & Management Services
- **Aditya Birla Trustee Co. Pvt. Ltd.** : Trustee of Private Equity Fund
- **Aditya Birla Customer Services Pvt. Ltd.** : General Services

Joint Ventures

- **Birla Sun Life Asset Management Company Ltd.** : Asset Management
- **Birla Sun Life Trustee Company Pvt. Ltd.** : Trustee of Birla Sun Life Mutual Fund

II) BPO & IT SERVICES

Subsidiaries

- **Aditya Birla Minacs Worldwide Ltd.**
- **Transworks Inc. USA**
- **Aditya Birla Minacs Philippines Inc., Philippines**
- **AV TransWorks Ltd., Canada**
- **Aditya Birla Minacs Worldwide Inc., Canada**
- **The Minacs Group, USA**
- **Minacs Worldwide S.A. de C.V., Mexico**
- **Minacs Ltd., UK**
- **Minacs Worldwide GmbH., Germany**
- **Minacs Kft., Hungary**

} : Business Process Outsourcing

- **PSI Data Systems Ltd.**
- **Birla Technologies Ltd.**

} : Software Services

III) GARMENTS

Subsidiaries

- **Madura Garments Exports Ltd.** : Garment Manufacturing
- **MG Lifestyle Clothing Company Pvt. Ltd.** : Garments Manufacturing
- **Madura Garments Lifestyle Retail Company Ltd.** : Apparel Retail
- **Madura Garments International Brands Co. Ltd.** : Apparel Retail
- **Peter England Fashions and Retail Ltd.** : Apparel Retail

IV) OTHERS

- **Laxminarayan Investment Ltd.** : Investment
- **Aditya Vikram Global Trading House Ltd.** : International General Trading

V) TELECOM

Joint Venture

- **Idea Cellular Ltd.** : Telecommunication Services


strong Foundation energised Growth


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

ADITYA BIRLA NUVO LIMITED

Registered Office: Indian Rayon Compound, Veraval - 362 266, Gujarat.
Website: www.adityabirla.com / www.adityabirlanuvo.com